
10011557


First Mercury
FINANCIAL CORPORATION



2009 ANNUAL REPORT

First Mercury
FINANCIAL CORPORATION

SELECTED FINANCIAL HIGHLIGHTS

Income Statement Highlights

(Dollars in thousands, except per share amounts)

Year Ended December 31,	**2009**	2008
Gross written premiums	$344,418	$321,276
Net earned premiums	232,002	193,744
Net investment income	29,332	21,633
Total operating revenues	320,669	215,679
Net income	$ 44,363	$ 40,841
Diluted net income per share	$2.48	$2.18
Loss ratio	63.9%	55.7%
Expense ratio	31.0%	28.0%
Combined ratio	94.9%	83.7%

Operating Net Income (1)

(Dollars in thousands, except per share amounts)

Year Ended December 31,	**2009**	2008
Net income:	$ 44,363	$ 40,841
Adjust for net realized gains and losses on investments, net of tax	(18,204)	10,783
Adjust for other-than-temporary impairment losses on investments, net of tax	435	2,664
Adjust for change in fair value of derivative instruments, net of tax	(261)	203
Adjust for discontinued operations, net of tax	—	(23,105)
Operating net income	$ 26,333	$ 31,386

Operating Net Income per Share

Diluted	$1.47	$1.68

(1) Operating net income and operating net income per share are non-GAAP financial measures, and management believes that investors' understanding of core operating performance is enhanced by First Mercury's disclosure of these financial measures. Operating net income consists of net income adjusted to exclude the impact of net realized gains (losses) on investments, other-than-temporary impairment losses on investments, the change in fair value of derivative instruments, income from discontinued operations, and taxes related to these adjustments. Definitions of these items may not be comparable to the definitions used by other companies. Net income and net income per share are the GAAP financial measures that are most directly comparable to operating net income and operating net income per share.

Balance Sheet Highlights

(Dollars in thousands, except per share amounts)

December 31,	**2009**	2008
Cash and invested assets	$ 713,765	$574,863
Premiums and reinsurance receivables	78,544	56,398
Reinsurance recoverables	230,085	184,538
Intangible assets, net of amortization	37,104	39,351
Goodwill	25,483	25,483
Total assets	1,157,593	943,653
Loss and loss adjustment expense reserves	488,444	372,721
Unearned premiums	146,773	147,849
Long-term debt	67,013	67,013
Stockholders' equity	316,084	261,637
Total liabilities and stockholders' equity	$1,157,593	$943,653
Book value per outstanding share	$18.40	$14.67
Tangible book value per outstanding share	$15.49	$11.79
Return on average stockholders' equity	15.3%	16.6%
Debt to total capital ratio	18.3%	20.4%

TO OUR STOCKHOLDERS:

Since our formation over 36 years ago, First Mercury has navigated successfully through a range of property and casualty market conditions. Throughout these periods, we have remained consistent in our focus of adapting to respond to the needs of our distribution partners and insureds. We continue to focus on expanding our platform and seek new product opportunities to best serve our customers. While market conditions may change, our core set of operating principles that guides our business has remained throughout: disciplined underwriting, conservative balance sheet management, and responsiveness to our distribution partners and insureds. Although property and casualty market conditions remained challenging in 2009, we believe we have emerged in 2010 stronger than ever and are well-positioned to capitalize on market opportunities as they arise.



Book Value Per Outstanding Share
(Dollars)
12.76
14.67
18.40
'07
'08
'09

For 2009, I am pleased to report record gross written premiums of $344 million, an increase of $23 million, or 7% for the year, and book value per share of $18.40, an increase of 25% from $14.67 per share at year end 2008. Over the past three years, our efforts have produced a compound annual growth rate of 23% in book value per share for our shareholders. Book value per share growth is a key measure of our success in creating shareholder value, and will continue to be a long-term objective of the Company.

Since our IPO in 2006, we have built our underwriting capabilities and related infrastructure in anticipation of a more favorable property and casualty market. The lack of significant pricing improvement in the market compelled us to re-evaluate our business initiatives and strategically review First Mercury's market position, cost structure and capital base. Following a review of our operating structure with our Board of Directors in early 2010, we determined that the Company and its shareholders could benefit from a reduction in staffing levels in our insurance underwriting operations and corporate support functions. The reduction in staff was a particularly difficult business decision, but we believe this is an important step to maintain our low cost operating structure.



Gross Written Premiums
(Dollars in millions)
271.5
321.3
344.4
'07
'08
'09

We believe our business should deliver optimal returns on our capital base, and we will manage our capital levels accordingly. After evaluating our capital position with our Board of Directors, we decided to return a portion of our excess capital to our shareholders through a special cash dividend of $2.00 per share which was declared on February 22, 2010. We also have a 1.0 million share repurchase authorization in place through August 20, 2010 that we also view as an attractive use of excess capital in 2010. Through the combination of the special dividend, our regular quarterly dividends, and share repurchases in 2008 and 2009, First Mercury will have returned approximately $55 million of excess capital to its shareholders over the last two years. This is part of our commitment to deliver superior total returns to our shareholders.

Investments
(Dollars in millions)



699.5
543.0
459.3
'07
'08
'09

SETTING THE STAGE TO MAXIMIZE RETURNS

At First Mercury, we strive to be the preferred partner for our distribution relationships and insureds. We believe our underwriting platforms are positioned to opportunistically take advantage of dislocations in the current marketplace.

As such, we will continue to manage the property and casualty cycle by leveraging our long-standing relationships, disciplined underwriting, expense control and maintaining balance sheet strength. We believe this will strengthen our position in the marketplace for an eventual turn in the property and casualty market cycle.

Our recent strategic changes exemplify our dedication to improving shareholder returns. As a result of our expense control actions and optimizing our capital structure, we believe First Mercury will deliver a return on average equity of between 11.5% and 12.5% in 2011. This will come through our efforts to continue to strengthen our business and prudently manage capital during the property and casualty market cycle.

From our humble beginnings, we have built a sound business with an outstanding group of people. The same business philosophy with which we meet the needs of our distribution partners, insureds, employees and other stakeholders every day can be expected to continue delivering superior returns to our shareholders in the future.

As always, we want to acknowledge our directors, employees and business partners for making our continued progress possible.

Net Investment Income
(Dollars in millions)



29.3
21.6
16.3
'07
'08
'09

Sincerely,

Richard H. Smith
Chairman, President and
Chief Executive Officer

Certain statements herein are forward-looking statements that are subject to certain risks. Please see "Cautionary Statement Regarding Forward-Looking Statements" on page 3 of our Annual Report on Form 10-K included herewith.

We have filed our Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes Oxley Act of 2002, as exhibits to our Annual Report on Form 10-K.

Our Chief Executive Officer has certified to the New York Stock Exchange that he is not aware of any violation by the Company of any New York Stock Exchange corporate governance listing standard. This certification was submitted to the New York Stock Exchange on June 10, 2009.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009 **Commission File Number 001-33077**

FIRST MERCURY FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	**38-3164336**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
29110 Inkster Road **Suite 100** **Southfield, Michigan** (Address of Principal Executive Offices)	**48034** (Zip Code)

Registrant's telephone number, including area code: (800) 762-6837

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange**
Common stock, $0.01 par value per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __ Accelerated filer _X_ Non-accelerated filer __ Smaller reporting company __

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The number of shares of the Registrant's common stock outstanding on March 3, 2010 was 17,181,106.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement pertaining to the 2010 Annual Meeting of Shareholders (the "Proxy Statement") are incorporated herein by reference into Part III.

FIRST MERCURY FINANCIAL CORPORATION
YEAR ENDED DECEMBER 31, 2009

INDEX TO FORM 10-K

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements that relate to future periods and includes statements regarding our anticipated performance. Generally, the words "anticipates," "believes," "expects," "intends," "estimates," "projects," "plans" and similar expressions identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements or industry results to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other important factors include, among others: recent and future events and circumstances impacting financial, stock, and capital markets, and the responses to such events by governments and financial communities; the impact of the economic recession and the volatility in the financial markets on our investment portfolio; the impact of catastrophic events and the occurrence of significant severe weather conditions on our operating results; our ability to maintain or the lowering or loss of one of our financial or claims-paying ratings; our actual incurred losses exceeding our loss and loss adjustment expense reserves; the failure of reinsurers to meet their obligations; our estimates for accrued profit sharing commissions are based on loss ratio performance and could be reduced if the underlying loss ratios deteriorate; our inability to obtain reinsurance coverage at reasonable prices; the failure of any loss limitations or exclusions or changes in claims or coverage; our ability to successfully integrate acquisitions that we make such as our acquisition of AMC; our lack of long-term operating history in certain specialty classes of insurance; our ability to acquire and retain additional underwriting expertise and capacity; the concentration of our insurance business in relatively few specialty classes; the increasingly competitive property and casualty marketplace; fluctuations and uncertainty within the excess and surplus lines insurance industry; the extensive regulations to which our business is subject and our failure to comply with those regulations; our ability to maintain our risk-based capital at levels required by regulatory authorities; our inability to realize our investment objectives; and the risk factors set forth in Item 1A of this Form 10-K. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Form 10-K. Except as required by law, we assume no obligation to update or revise them or provide reasons why actual results may differ.

PART I

ITEM 1. BUSINESS

First Mercury Financial Corporation, which we refer to as the "Company" or "FMFC", is a provider of insurance products and services to the specialty commercial insurance markets, primarily focusing on niche and underserved segments where we believe that we have underwriting expertise and other competitive advantages. During our 36 years of underwriting security risks, we have established CoverX® as a recognized brand among insurance agents and brokers and developed significant underwriting expertise and a cost-efficient infrastructure. Over the last nine years, we have leveraged our brand, expertise and infrastructure to expand into other specialty classes of business, particularly focusing on smaller accounts that receive less attention from competitors.

First Mercury Financial Corporation ("FMFC") is a holding company for our operating subsidiaries. Our operations are conducted with the goal of producing overall profits by strategically balancing underwriting profits from our insurance subsidiaries with the commissions and fee income generated by our non-insurance subsidiaries. FMFC's principal operating subsidiaries are CoverX Corporation ("CoverX"), First Mercury Insurance Company ("FMIC"), First Mercury Casualty Company ("FMCC"), First Mercury Emerald Insurance Services, Inc. ("FM Emerald"), American Management Corporation ("AMC"), and American Underwriters Insurance Company ("AUIC").

As primarily an excess and surplus, or E&S, lines underwriter, our business philosophy is to generate an underwriting profit by identifying, evaluating and appropriately pricing and accepting risk using customized forms tailored for each risk. As an E&S lines underwriter, we have more flexibility than standard property and casualty insurance companies to set and adjust premium rates and customize policy forms to reflect the risks being insured.

Our CoverX and FM Emerald subsidiaries are licensed wholesale insurance brokers that market, produce and bind the insurance policies for which we retain risk and receive premiums. As wholesale insurance brokers, CoverX and FM Emerald market our insurance policies through a nationwide network of wholesale and retail insurance brokers who then distribute these policies through retail insurance brokers. In addition, CoverX markets a portion of its products through contract underwriters. CoverX and FM Emerald also provide underwriting services with respect to the insurance policies they market in that they review the applications submitted for insurance coverage, decide whether to accept all or part of the coverage requested and determine applicable premiums based on guidelines that we provide. CoverX receives commissions from affiliated insurance companies, reinsurers, and non-affiliated insurers as well as policy fees from wholesale and retail insurance brokers. We participate in the risk on insurance policies sold through CoverX and FM Emerald, which we refer to as policies produced by CoverX and FM Emerald, generally by directly writing the policies through our insurance subsidiaries and then retaining all or a portion of the risk. The portion of the risk that we decide not to retain is ceded to, or assumed by, reinsurers in exchange for paying the reinsurers a proportionate amount of the premium received by us for issuing the policy. This cession is commonly referred to as reinsurance. Based on market conditions, we can retain a higher or lower amount of premiums produced by CoverX and FM Emerald.

On June 27, 2008, the Company sold all of the outstanding capital stock of American Risk Pooling Consultants, Inc. ("ARPCO"). The results of ARPCO's operations are presented as Discontinued Operations in the Consolidated Statements of Income. ARPCO provided third party administrative services for risk sharing pools of governmental entity risks, including underwriting, claims, loss control and reinsurance services. ARPCO was solely a fee-based business and received fees for services and commissions on excess per occurrence insurance placed in the commercial market with third party companies on behalf of the pools.

On February 1, 2008, we acquired 100% of the issued and outstanding common stock of American Management Corporation. AMC is a managing general agency writing primarily commercial lines package policies focused primarily on the niche fuel-related marketplace. AMC distributes these insurance policies through a nationwide distribution system of independent general agencies. AMC underwrites these policies for third party insurance carriers and receives commission income for its services. AMC also provides claims handling and adjustment services for policies produced by AMC and directly written for third parties. In addition, AMC owns and operates American Underwriters Insurance Company ("AUIC"), a single state, non-standard auto insurance company domiciled in the state of Arkansas, and AMC Re, Inc. ("AMC Re"), a captive reinsurer incorporated under the provisions of the laws of Arkansas. Effective July 1, 2008, FMIC and AUIC entered into an intercompany reinsurance agreement wherein all premiums and losses of AUIC, including all past liabilities, are 100% assumed by FMIC.

STRATEGY

Our current strategy is comprised of the following elements:

- ***Profitably Underwrite.*** We will continue to focus on generating an underwriting profit in each of our classes, regardless of market conditions. Our ability to achieve similar underwriting results in the future depends on numerous factors discussed in the "Risk Factors" section and elsewhere in this Form 10-K, many of which are outside of our control.

- ***Opportunistically Grow.*** We plan to grow our business opportunistically in markets where we can use our expertise to generate consistent profits. Our growth strategy includes the following:

  - ***Continue to Focus on Opportunistic Business Model.*** We intend to increase or decrease selectively the underwriting exposure we retain based upon the pricing environment and how the exposure fits with our underwriting and capital management criteria. The efficient deployment of our capital, in part, requires that we appropriately anticipate the amount of premiums that we will write and retain. Changes in the amount of premiums that we write or retain may cause our financial results to be less comparable from period to period.

  - ***Selectively Retain the Premiums Generated from Insurance Policies Produced by Underwriting Platforms.*** In 2009, our insurance subsidiaries retained 65.2% of the premiums generated from insurance policies produced by CoverX either by directly writing these premiums or by assuming these premiums under fronting arrangements. The remaining portion, or 34.8%, of these premiums was ceded to reinsurers through quota share and excess of loss reinsurance. We intend to continue to selectively retain these premiums and to use quota share and other reinsurance arrangements depending on our underwriting and capital management criteria.

  - ***Selectively Expand Geographically and into Complementary Classes of Specialty Insurance.*** We strategically provide specialty insurance to certain targeted niche market segments where we believe our experience and infrastructure give us a competitive advantage. We believe there are numerous opportunities to expand our existing specialty insurance product offerings both geographically and into complementary classes of insurance. We intend to identify additional classes of risks that are related to our existing insurance products where we can leverage our experience and data to expand profitably.

  - ***Enter into Additional Niche Markets and Other Specialty Commercial Lines of Business.*** We plan to leverage our brand recognition, extensive distribution network, and underwriting expertise to enter into new E&S lines or admitted markets in which we believe we can capitalize on our underwriting and claims platform. We intend to expand into these markets and other lines organically, as well as by making acquisitions and hiring teams of experienced underwriters.

  - ***Efficiently Deploy Capital.*** To the extent the pursuit of the growth opportunities listed above requires capital that is in excess of our internally generated capital, we may raise additional capital in the form of debt or equity in order to pursue these opportunities. We have no current specific plans to raise additional capital and do not intend to raise or retain more capital than we believe we can profitably deploy in a reasonable time frame. Maintaining at least an "A-" rating from A.M. Best is critical to us, and will be a principal consideration in our decisions regarding capital as well as our underwriting, reinsurance and investment practices.

INDUSTRY BACKGROUND

The majority of the insurance companies in the U.S. are known as standard, or admitted, carriers. Admitted insurance carriers are required to be licensed in each state in which they transact business and must generally file policy forms and fixed rate plans with these states' insurance regulatory bodies. Businesses with unique risks often cannot find coverage underwritten by admitted insurance companies because admitted insurance companies do not have the policy form or rate flexibility to properly underwrite such risks. While some businesses choose to self-insure when they cannot find acceptable insurance coverage in the standard insurance market, many look for coverage in the E&S lines market. E&S lines insurance companies need state insurance department authorization to write insurance in most of the states in which they cover risks, but they do not typically have to file policy forms or fixed rate plans. The E&S lines insurance market fills the insurance needs of businesses with unique risk characteristics because E&S lines insurance carriers have the policy form and rate flexibility to underwrite these risks individually.

Competition in the E&S lines market tends to focus less on price and more on availability and quality of service. The E&S lines market is significantly affected by the conditions of the insurance market in general. During times of hard market conditions (i.e., those favorable to insurers), as rates increase and coverage terms become more restrictive, business tends to move from the admitted market back to the E&S lines market. When soft market conditions are prevalent, similar to the current environment, standard insurance carriers tend to loosen underwriting standards and seek to expand market share by moving into business lines traditionally characterized as E&S lines.

INSURANCE UNDERWRITING OPERATIONS

Security Classes

We underwrite and provide several classes of general liability insurance for the security industry, including security guards and detectives, alarm installation and service businesses, and safety equipment installation and service businesses. In 2009, $56.5 million of our premiums produced were within security classes of specialty insurance, which represented 16.4% of our total premiums produced for that year.

For security classes, we focus on underwriting small (premiums less than $10,000) and mid-sized (premiums from $10,000 to $50,000) accounts. Approximately 74.3% of our premiums produced in 2009 for security classes consisted of premium sizes of $50,000 or below. In 2009, our average premium size for security classes was $5,700. Pursuing these smaller accounts helps us avoid competition from larger competitors. As of December 31, 2009, we had approximately 9,800 policies in force for security classes. The majority of these policies have policy limits of $1.0 million per occurrence. Although, we have reinsurance arrangements in place that would allow us to selectively underwrite policies with limits of up to $11.0 million per occurrence, because of our current risk tolerance, less than 6% of the policies we write for security classes have limits in excess of $1.0 million. Our policy limits typically do not include defense costs.

The table below indicates the percentage of our premiums produced for security classes by each state in 2009.

	December 31, 2009	
	Amount	% of Total
	(Dollars in thousands)	
California	$ 14,380	25.5%
Texas	9,867	17.5%
New York	5,625	10.0%
Florida	3,152	5.6%
New Jersey	2,564	4.5%
All other states	20,874	36.9%
Total	$ 56,462	100.0%

Security guards and detectives. Approximately 50.5% of our premiums produced for security classes in 2009 consisted of coverages for security guards and detectives. Coverages are available for security guards, patrol agency personnel, armored car units, private investigators and detectives.

Alarm installation and service businesses. Approximately 32.6% of our premiums produced for security classes in 2009 was composed of coverages for security alarm manufacturers and technicians. Coverages are available for sales, service and installation of residential and commercial alarm systems as well as alarm monitoring.

Safety equipment installation and service businesses. Approximately 14.8% of our premiums produced for security classes in 2009 was composed of coverages for fire suppression companies. Coverages are available for sales, service and installation of fire extinguishers and sprinkler and chemical systems, both on residential and commercial systems.

Specialty Classes

We have underwritten various specialty classes of insurance at different points throughout our history. We have leveraged our core strengths used to build our business for security classes, which include our nationally recognized CoverX brand, our broad wholesale broker distribution through CoverX, and our underwriting and claims expertise to expand our business into other specialty classes. For example, we have leveraged our experience in insuring the security risks of the contractors that install safety and fire suppression equipment, which often involves significant plumbing work and exposure, into the underwriting of other classes of risks for plumbing contractors. We provide general liability insurance for specialty classes consisting primarily of contractor classes of business, including roofing contractors, plumbing contractors, electrical contractors, energy contractors, and other artisan and service contractors. Our senior underwriters for the specialty classes have extensive industry experience and longstanding relationships with the brokers and agents that produce the business. In 2009, $121.2 million of our premiums produced were within specialty classes of insurance, which represented 35.2% of our total premiums produced for the year.

Our underwriting policies and targets for specialty classes are similar to our policies and targets for security classes. Our target account premium size is $50,000 and below. Approximately 69.9% of our premiums produced in 2009 for specialty classes consisted of premium sizes of $50,000 or below. In 2009, we wrote approximately 6,100 policies with an average premium size of approximately $19,900. The majority of our policies for specialty classes have coverage limits of $1.0 million. Although we have the ability to selectively underwrite policies with limits of $11.0 million per occurrence, because of our current risk tolerance, less than 12% of our policies for specialty classes have limits in excess of $1.0 million. Our policy limits typically do not include defense costs.

The table below indicates the percentage of premiums for specialty classes produced by CoverX in each state in 2009.

	December 31, 2009	
	Amount	% of Total
	(Dollars in thousands)	
Texas	$ 22,975	19.0%
New York	13,591	11.2%
California	12,362	10.2%
Washington	11,021	9.1%
Florida	9,426	7.8%
All other states	51,802	42.7%
Total	$ 121,177	100.0%

Contract Underwriting Classes

We have underwritten various classes of insurance through contract underwriters, also commonly referred to as managing general agents or managing general underwriters, since 2004. These are niche and complementary classes to our Security and Specialty businesses with significant historical policy, premium, and loss data. These classes are underwritten by underwriters with significant track records through multiple market cycles. We provide liability and property insurance for the contract underwriting classes consisting primarily of legal and miscellaneous professional liability, hospitality, employer general liability, habitational, and outdoor recreation and other classes of business.

Our underwriting policies and targets for the contract underwriting classes are similar to our policies and targets for our security and specialty classes. Our target account premium size is $25,000 and below. Approximately 77% of our premiums produced in 2009 for the contract underwriting classes consisted of premium size of $25,000 or below. In 2009, we wrote approximately 8,400 policies with an average premium size of approximately $7,500. The majority of our policies for the contract underwriting classes have coverage limits of $1.0 million per occurrence. Due to our current risk tolerance, less than 10% of our policies and 20% of our premium for the contract underwriting classes have net limits of liability in excess of $1.0 million.

The table below indicates the percentage of premiums for the contract underwriting classes produced by CoverX in each state in 2009.

	December 31, 2009	
	Amount	% of Total
	(Dollars in thousands)	
Florida	$ 15,625	23.6%
California	12,382	18.7%
Texas	11,787	17.8%
Massachusetts	4,915	7.4%
New York	4,549	6.9%
All other states	16,912	25.6%
Total	$ 66,170	100.0%

FM Emerald

We have underwritten various classes of insurance produced by FM Emerald since late 2007 after attracting a team of experienced professionals. FM Emerald markets, produces and services E&S risks which are larger in size and complexity than those traditionally targeted by CoverX. FM Emerald targets a complementary mix of primary casualty, excess/umbrella casualty, and property lines of business for hard to place risks and/or distressed businesses.

Our target account premium size is $75,000 and below. Approximately 71.4% of our premiums produced in 2009 by FM Emerald consisted of premium sizes of $75,000 or below. In 2009, we wrote approximately 1,900 policies with an average premium size of approximately $29,600. The majority of our policies for FM Emerald have the following coverage limits: primary casualty - $1.0 million per occurrence, excess and umbrella casualty - $10.0 million per occurrence, and property - $5.0 million per risk. As of December 31, 2009, approximately 11% of our FM Emerald policies have limits in excess of the limits described in the preceding sentence.

The table below indicates the percentage of premiums produced by FM Emerald in each state in 2009.

	December 31, 2009	
	Amount	% of Total
	(Dollars in thousands)	
California	$ 12,041	21.2%
New York	7,790	13.7%
Florida	4,833	8.5%
Texas	3,774	6.7%
Illinois	2,370	4.2%
All other states	25,943	45.7%
Total	$ 56,751	100.0%

All of our business for FM Emerald was generated from traditional E&S lines insurance wholesalers. Our lead underwriters often have long standing relationships with key wholesale brokers.

Other

We have underwritten various other classes of business since 2008. These other classes included miscellaneous professional liability, non-standard auto coverages, and hospitality business. Approximatley 5.4% of our direct and assumed written premium for the year ended December 31, 2009 was in these other classes.

Assumed Reinsurance

In 2009, the Company reinsured a portfolio of policies for the years 2001 through 2008 for a portion of the claims for the self-insured retention for a U.S. homebuilder. The Company assumed the completed operations exposure for this homebuilder for aggregate unpaid losses in excess of $55.0 million up to $100.0 million. The Company recorded $25.3 million of premium for this retroactive reinsurance transaction in exchange for $45.0 million of coverage. The exposures assumed in this transaction are consistent with the completed operations coverage we provide to contractors in our Specialty classes of business. The Company undertook an extensive underwriting and actuarial loss cost analysis prior to offering coverage for this risk. Given the nature of this transaction, the $25.3 million of premium was both written and fully earned in the same period. See "Revenue Recognition – Premiums" in Critical Accounting Policies.

INSURANCE SERVICES OPERATIONS

Our insurance services business provides underwriting, claims and other insurance services to third parties, including insurance carriers and customers. We generated $26.5 million in fee income in 2009 from our insurance services operations. These insurance services operations are primarily conducted through AMC and CoverX.

DISTRIBUTION

All of the commercial insurance policies that we write or assume are marketed, produced, and distributed through our subsidiaries, CoverX and FM Emerald. CoverX and FM Emerald distribute our products through a nationwide network of licensed E&S lines wholesalers as well as certain large retail agencies with a specialty in the markets that we serve. In 2009, we placed business with approximately 708 brokers and agents for security classes of general liability insurance, 533 brokers and agents for specialty classes, and 149 brokers and agents for FM Emerald. In addition, a portion of our products are distributed by eight contract underwriters through producer agreements with CoverX.

CoverX is well known within the security industry due to its long presence in the marketplace and, as a result, has developed significant brand awareness. Because an individual broker's relationship is with CoverX and not the insurance companies, CoverX is able to change the insurance carrier providing the underwriting capacity without significantly affecting its revenue stream. We typically do not grant our agents and brokers any underwriting or claims authority. We have entered into contractual relationships with eight underwriters with respect to our contract underwriting programs. We select our agents and brokers based on industry expertise, historical performance and business strategy.

Our longstanding presence in the security industry has enabled us to write policies within security classes from a variety of sources. We generate business from traditional E&S lines insurance wholesalers and specialists that focus on security guards and detectives, alarm installation and service businesses, and safety equipment installation and service businesses. In 2009, our top five wholesale brokers represented 44.5% of our premiums produced for security classes and no individual wholesale broker accounted for more than 21% of our premiums produced.

We generate the majority of our business for specialty classes from traditional E&S lines insurance wholesalers. The underwriters in our regional offices often have longstanding relationships with local and regional wholesale brokers who provide business to them. In addition, we have leveraged our CoverX brand to facilitate the development of new relationships with wholesalers in specialty classes. In 2009, our top five wholesale brokers represented 35.4% of our premiums produced for other specialty classes and no wholesale broker accounted for more than 15% of our premiums produced.

We generate all of our FM Emerald business from traditional E&S lines insurance wholesalers. The underwriters in our regional offices often have longstanding relationships with local and regional wholesale brokers who provide business to them. In 2009, our top five wholesale brokers represented 34.8% of our premiums produced for FM Emerald and no wholesale broker accounted for more than 10% of our premiums produced.

Our underwriting personnel regularly visit key agents, brokers, and contract underwriters (collectively "producers") in order to review performance and to discuss our insurance products. Additionally, we monitor the performance of the policies produced by each broker and contract underwriter and generally will terminate the relationship with a producer if the policies he or she sells produce excessive losses. We typically pay a flat commission rate of between 14.5% and 17.5% of premium to our agents and brokers, although commissions can range from below 12.0% to 20.0%. We pay our contract underwriters a commission rate in the range of 15.25% to 30.0%. As of December 31, 2009, we have entered into a limited number of contingent commission arrangements with agents or brokers.

UNDERWRITING

Our underwriting approach is an intensive process using policy applications, our proprietary information and industry data, as well as inspections, credit reports and other validation information. Our long-term success depends upon the efforts of our underwriting department to appropriately understand and underwrite risks and provide appropriate contract language to accomplish that success. All submissions are reviewed by a company underwriter with expertise in the class of business being reviewed. Our policy is to establish detailed guidelines for identifying appropriate risks and then to review each file individually to determine whether coverage will be offered, and, if an offer is made, to determine the appropriate price, terms, endorsements and exclusions of coverage. We write most coverage as an E&S lines carrier, which provides the flexibility to match price and coverage for each individual risk. We delegate underwriting authority outside of the Company through contract underwriter agreements only after an extensive due diligence process. Our contract underwriters manage established books of business with long term success over multiple market cycles. We retain underwriting oversight and subject the contract underwriters to operational and financial reviews. We have entered into contractual relationships with eight underwriters with respect to our contract underwriting programs delegating such authority.

We use industry standard policy forms customized by endorsements and exclusions that limit coverage to those risks underwritten and acceptable to us. For example, most security policies have exclusions and/or limitations for operations outside the normal duties identified by an applicant. The use of firearms might be prohibited, operations such as work in bars or nightclubs might be prohibited, or the location of operations of the policyholder may be restricted. Substantially all of our policies currently being written have mold, asbestos, and silica exclusions. Many policies also contain employment practices liability exclusions and professional services exclusions.

We maintain proprietary loss cost information for security classes. In order to price policies for other specialty classes, we begin with the actuarial loss costs published by ISO. We make adjustments to pricing based on our loss experience and our knowledge of market conditions. We attempt to incorporate the unique exposures presented by each individual risk in order to price each coverage appropriately. Through our monitoring of our underwriting results, we seek to adjust prices in order to achieve a sufficient rate of return on each risk we underwrite. We have more latitude in adjusting our rates as an E&S lines insurance carrier than a standard admitted carrier. Since we typically provide coverage for risks that standard carriers have refused to cover, the demand for our products tends to be less price sensitive than standard carriers.

An extensive information reporting process is in place for management to review all appropriate near term and longer term underwriting results. We do not have production volume requirements for our underwriters. Incentive compensation is based on multiple measures representing quality and profitability of the results.

We have 17 underwriters that underwrite for security classes out of our headquarters in Southfield, Michigan. Our strategy is to receive submissions for as many risks for the security classes that we target as possible and to quote and bind those risks which meet our underwriting criteria. In 2009, we received over 17,900 policy submissions within security classes, we quoted over 12,500 of those submissions, and we bound over 9,600 policies.

We have 24 underwriters that underwrite for specialty classes out of regional underwriting offices. Because specialty classes encompass a broader range of classes compared to security classes, we tend to receive submissions outside of our targeted specialty classes and are more selective in deciding which submissions to quote. In 2009, we received over 54,400 policy submissions within specialty classes and bound approximately 6,100 policies.

We have 23 underwriters that underwrite business placed through FM Emerald out of regional underwriting offices. In 2009, we received over 36,200 policy submissions within FM Emerald and bound approximately 1,900 policies.

We have 9 underwriters that underwrite for other classes out of our Southfield, Michigan and our regional underwriting offices. In 2009, we received over 2,500 policy submissions within professional liability classes and bound approximately 190 policies.

Please refer to our "Employees" section for a discussion of our reduction in staffing levels in 2010 which impacted some of our underwriting operations.

CLAIMS

Our claims department consists of 42 people supporting our underwriting operations and 18 people supporting our insurance services operations. Since 1985, a significant portion of our claims, including the claims for the years when fronting companies were utilized, have been handled by our claims department.

Our claims policy is to investigate all potential claims and promptly evaluate claims exposure, which permits us to establish claims reserves early in the claims process. Reserves are set at an estimate of full settlement value at all times. We attempt to negotiate all claims to the earliest appropriate resolution.

Our claims department has established authorization levels for each claims professional, based on experience, capability and knowledge of the issues. Claims files are regularly reviewed by management and higher exposure cases are reviewed by a broader "round-table" group, which may include underwriting representatives and/or senior management, where appropriate. The claims and underwriting departments frequently meet to discuss emerging trends or specific case experiences to guide those efforts. A management information and measurement process is in place to measure results and trends of the claims department. All claims operations use imaging technology to produce a paperless environment with all notes, communications and correspondence being a part of our files. Claims adjusters have complete access to the imaged underwriting files, including all policy history, to enable them to better understand coverage issues, and all other documentation.

For two of our contract underwriting programs, we have delegated claims authority to one contract underwriter and a third party administrator ("TPA") through claims administration agreements. The claims administration agreements govern the claims guidelines for these programs. We retain claims authority for claims greater than $50,000. We maintain claims oversight for these programs and subject the service providers to semi-annual claims reviews.

For the security guard and detective portion of security classes, we typically receive claims related to negligence, incompetence or improper action by a security guard or detective. Alarm claims for security classes include installation errors by alarm technicians or alarm malfunctions. Claims related to safety equipment installation and service business are similar to those of the alarm program. We insure that the insured's safety or fire suppression systems operate as represented by the insured.

The nature of claims on policies for specialty and contract underwriting classes are similar to those of security classes because the general liability coverage is essentially the same. Instead of receiving claims relating to the actions of a security guard or detective, however, the claims relate to the negligence or improper action of a contractor, manufacturer, or owners, landlords and tenants or to the failure of a contractor's "completed operations" or a manufacturer's product to function properly.

The nature of claims involving FM Emerald policies depends upon the class of business. FM Emerald writes primary casualty which is similar to our other general liability classes. They also write excess and umbrella casualty policies. FM Emerald writes property policies, most of which are on an all-risk unless otherwise excluded basis as well as a mix of basic form – named peril coverage.

There were approximately 6,200 new claims reported to us during 2009, and we had approximately 4,000 pending claims as of December 31, 2009.

REINSURANCE

We enter into reinsurance contracts to diversify our risks and limit our maximum loss arising from large or unusually hazardous risks or catastrophic events and so that, given our capital constraints, we can provide the policy limits that our clients require. Additionally, we use reinsurance to limit the amount of capital necessary to support our operations and to facilitate growth. Reinsurance involves a primary insurance company transferring, or "ceding", a portion of its premium and losses in order to control its exposure. The ceding of liability to a reinsurer does not relieve the obligation of the primary insurer to the policyholder. The primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance contract.

Our treaty reinsurance is contracted under both quota share and excess of loss reinsurance agreements. On our primary casualty business, we have historically adjusted our level of quota share protection on these treaties based upon our premiums produced and our level of capitalization, as well as our risk appetite for a particular type of business. Effective January 1, 2009, we purchased quota share reinsurance for our primary casualty business which covers the majority of the casualty classes underwritten in the Security, Specialty, Contract Underwriting, and FM Emerald platforms. For our Security and Specialty classes, we purchased 25.75% quota share reinsurance coverage. For our Contract Underwriting and FM Emerald classes, we purchased 31.5% quota share reinsurance coverage. In addition, for these classes, we purchased $0.5 million excess of $0.5 million per occurrence for 2009. This coverage was 80% placed for our Security and Specialty classes and 100% placed for our Contract Underwriting and FM Emerald classes. Lastly, on our legal professional liability class, we purchased $1.5 million excess of $0.5 million per occurrence for 2009, which was 70% placed. Effective January 1, 2010, we renewed our quota share reinsurance for our primary casualty business. For our Security and Specialty classes, we purchased 18.25% quota share reinsurance coverage. For our Contract Underwriting and FM Emerald classes, we purchased 36.5% quota share reinsurance coverage. For all of these classes, we placed 100% of our $0.5 million excess of $0.5 million per occurrence for 2010, and on our legal professional liability we placed 95% of our $1.5 million excess of $0.5 million per occurrence. In addition, for 2010, we purchased 80% quota share reinsurance on our Professional Liability business up to $5 million in limit.

On our umbrella and excess casualty business in 2009, we maintained quota share reinsurance treaties that provide for a quota share of 90% of this business, up to a limit of $10.0 million per occurrence. Effective January 1, 2010, we renewed our 90% quota share reinsurance for our umbrella and excess casualty business.

On our property business, we renewed our property excess per risk program at July 1, 2009. We placed 100% of $4.0 million excess of $1.0 million per risk and 90% of $0.7 million excess of $0.3 million per risk. We also purchased property catastrophe protection for our property business effective July 1, 2009. The program has limits of $35.0 million in excess of $5.0 million of ultimate net loss per occurrence, which represents our modeled one in 250 year event exposure. Effective January 1, 2010, we purchased an additional $40.0 million in excess of $40.0 million in catastrophe protection for the earthquake peril only. This limit represents our projected modeled one in 250 year event exposure through June 30, 2010. Our catastrophe program provides for reinstatement of coverage upon a catastrophic event. In 2009, gross written premiums for property business were approximately 9.3 % of total gross written premium.

In addition to our treaty reinsurance, we also purchase facultative reinsurance, which is obtained on a case-by-case basis for all or part of the insurance provided by a single risk, exposure, or policy.

For a more detailed discussion of our reinsurance structure over time, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Reinsurance" and "Risk Factors — Risks Relating to Our Business."

The following is a summary of our significant treaty ceded reinsurance programs at December 31, 2009:

Policy Type	Company Policy Limit	Reinsurance Coverage	Company Retention
Casualty - Primary - Security and Specialty	Up to $1.0 million per occurrence	$500,000 excess of $500,000 per occurrence (80% Placed); 25.75% on $500,000 per occurrence	Up to $471,250 per occurrence
Casualty - Primary - Other General Liability	Up to $1.0 million per occurrence	$500,000 excess of $500,000 per occurrence (100% Placed) 31.5% on $500,000 per occurrence	Up to $342,500 per occurrence
Casualty - Excess and Umbrella	Up to $10.0 million per occurrence or claim	90% quota share up to $10.0 million per occurrence or claim	Up to $1,000,000 per occurrence
Property Business	Up to $5.0 million per risk	$4,000,000 excess of $1,000,000 each risk, each loss (100% Placed) and $700,000 excess of $300,000 each risk, each loss (90% Placed)	Up to $370,000 per risk, each loss
Property Business (Catastrophe)	N/A	$35,000,000 excess of $5,000,000 per occurrence	Up to $5,000,000 plus losses in excess of $40,000,000 per occurrence

TECHNOLOGY

We believe that advanced information processing is important in order for us to maintain our competitive position. We have developed an extensive data warehouse of underwriting and claims data for our business and have implemented advanced management information systems to run substantially all of our principal data processing and financial reporting software applications. We use the Phoenix system by Vertafore for policy and claims administration. We utilize imaging and workflow solutions to eliminate the need for paper files and increase efficiencies throughout the underwriting and claims departments. Our operating systems allow all of our offices to access files at the same time while discussing underwriting policies regarding certain accounts.

COMPETITION

The property and casualty insurance industry is highly competitive. We compete with domestic and international insurers, many of which have greater financial, marketing and management resources and experience than we do and many of which have both admitted and E&S lines insurance affiliates and, therefore, may be able to offer a greater range of products and services than we can. We also may compete with new market entrants in the future as the E&S lines market has low barriers to entry. Competition is based on many factors, including the perceived market and financial strength of the insurer, pricing and other terms and conditions, services, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations such as A.M. Best.

Our primary competitors with respect to security classes are managing general agents, or MGAs, supported by various insurance or reinsurance partners. These MGAs include, but are not limited to, All Risks, Ltd., Brownyard Group, Brownyard Programs, Ltd., Costanza Insurance Agency, Mechanics Group, RISC and RelMark Program Managers. These MGAs provide services similar to CoverX, but they typically do not retain in an affiliate any insurance risk on the business they produce. These MGAs also typically do not handle the claims on the business they produce, as claims handling is retained by the company assuming the insurance risk or outsourced to third party administrators. We also face competition from U.S. and non-U.S. insurers, including Chartis, a subsidiary of American International Group, Inc., (Lexington Insurance Company) and The Philadelphia Insurance Companies in the security guard class, The Hartford Financial Services Group, Inc. and The Philadelphia Insurance Companies in the alarm class, and Travelers, The Hartford Financial Services Group, Inc. and West Bend Mutual in the safety class.

Our primary competitors with respect to specialty classes tend to be E&S lines insurance carriers. Competitors vary by region and market, but include W.R. Berkley Corp. (Admiral Insurance Company), Argonaut Group (Colony Insurance Company), RLI Corp, Chartis, a subsidiary of American International Group, Inc., (Lexington Insurance Company) and International Financial Group, Inc. (Burlington Insurance Co.).

Our primary competitors with respect to our Contract Underwriting and FM Emerald classes of business are similar to the competitors for our specialty classes.

Competition in the E&S lines market tends to focus less on price and more on availability of coverage and quality of service. The E&S lines market is significantly affected by the conditions of the insurance market in general. During times of hard market conditions (i.e., those favorable to insurers), as rates increase and coverage terms become more restrictive, business tends to move from the admitted market back to the E&S lines market. When soft market conditions are prevalent, similar to the current environment, standard insurance carriers tend to loosen underwriting standards and seek to expand market share by moving into business lines traditionally characterized as E&S lines.

RATINGS

Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they are considering purchasing insurance. First Mercury Insurance Company, which we refer to as FMIC, was assigned a letter rating of "A–" by A.M. Best in June 2004 and maintained such rating since that time. An "A–" rating is the fourth highest of 15 rating categories used by A.M. Best and is the lowest rating necessary to compete in our targeted markets. A.M. Best assigns each insurance company a Financial Size Category, or FSC. The FSC is designed to provide a convenient indicator of the size of a company in terms of its statutory surplus and related accounts. There are 15 categories with FSC I being the smallest and FSC XV being the largest. As of December 31, 2009, A.M. Best has assigned FMIC an FSC VIII based on Adjusted Policyholders Surplus for the year ended December 31, 2008 between $100.0 million and $250.0 million. Effective January 1, 2007, FMIC and FMCC entered into an intercompany pooling reinsurance agreement wherein all premiums, losses and expenses of FMIC and FMCC are combined and apportioned between FMIC and FMCC in accordance with fixed percentages. On May 4, 2007, A.M. Best assigned the financial strength rating "A–" to the First Mercury Group pool and its members, FMIC and FMCC. FMCC's A.M. Best rating was upgraded to "A–" as a result. Effective July 1, 2008, FMIC and AUIC entered into an intercompany reinsurance agreement wherein all premium and losses of AUIC, including all past liabilities, are 100% assumed by FMIC. Subsequent to the reinsurance transaction, AUIC's A.M. Best rating was upgraded to "A–". At December 31, 2009, FMIC, FMCC and AUIC each maintained an "A–" rating from A.M. Best. In evaluating a company's financial and operating performance, A.M. Best reviews the company's profitability, indebtedness and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its unpaid loss and loss adjustment expense reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer's financial strength and its ability to meet ongoing obligations to policyholders and is not directed toward the protection of investors. Ratings by rating agencies of insurance companies are not ratings of securities or recommendations to buy, hold or sell any security. See "Risk Factors — Risks Relating to Our Business — Any downgrade in the A.M. Best rating of FMIC would prevent us from successfully engaging in direct insurance writing or obtaining adequate reinsurance on competitive terms, which would lead to a decrease in revenue and net income."

EMPLOYEES

As of December 31, 2009, we had 349 full-time employees and 13 part-time employees. Our employees have no union affiliations and we believe our relationship with our employees is good. On February 22, 2010, the Company announced a reduction in staffing levels which eliminated 25 positions within the Company. The Company eliminated 8 positions from its corporate and support operations and 17 positions from its underwriting operations. The 17 positions eliminated from its underwriting operations consisted of 4 positions in its security classes underwriting operations, 6 positions in its specialty classes underwriting operations and 7 positions from its FM Emerald classes underwriting operations.

INSURANCE REGULATION

Our insurance subsidiaries are subject to regulation under the insurance statutes of various jurisdictions, including Illinois, the domiciliary state of FMIC; Minnesota, the domiciliary state of FMCC; and Arkansas, the domiciliary state of AUIC. In addition, we are subject to regulation by the state insurance regulators of other states and foreign jurisdictions in which we or our operating subsidiaries do business. State insurance regulations generally are designed to protect the interests of policyholders, consumers or claimants rather than stockholders, noteholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers and agents, establishing standards for reserve adequacy, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions with affiliates and prescribing the types and amounts of investments.

In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and some state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies. Although the federal government is not the primary direct regulator of the insurance business, federal initiatives often affect the insurance industry and possible increased regulation of insurance by the federal government continues to be discussed by lawmakers.

In addition to state imposed insurance laws and regulations, our insurance subsidiaries are subject to the statutory accounting practices and reporting formats established by the National Association of Insurance Commissioners, or NAIC. The NAIC also promulgates model insurance laws and regulations relating to the financial and operational regulation of insurance companies. These model laws and regulations generally are not directly applicable to an insurance company unless and until they are adopted by applicable state legislatures or departments of insurance. All states have adopted the NAIC's financial reporting form, which is typically referred to as the NAIC "annual statement," and all states generally follow the codified statutory accounting practices promulgated by the NAIC. In this regard, the NAIC has a substantial degree of practical influence and is able to accomplish certain quasi legislative initiatives through amendments to the NAIC annual statement and applicable accounting practices and procedures.

Insurance companies also are affected by a variety of state and federal legislative and regulatory measures and judicial decisions that define and qualify the risks and benefits for which insurance is sought and provided. These include redefining risk exposure in such areas as product liability, environmental damage and workers' compensation. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from adequately reflecting the level of risk assumed by the insurer for those classes. Such developments may result in adverse effects on the profitability of various lines of insurance. In some cases, these adverse effects on profitability can be minimized, when possible, through the repricing of coverages to the extent permitted by applicable regulations, or the limitation or cessation of the affected business, which may be restricted by state law.

Required Licensing

FMIC operates on a non-admitted or surplus lines basis and is eligible to cover E&S risks in 51 states and jurisdictions. While FMIC does not have to apply for and maintain a license in those states, it is subject to meeting and maintaining eligibility standards or approval under each particular state's surplus lines laws in order to be an eligible surplus line carrier. FMIC maintains surplus line approvals or eligibility in all states in which it covers risks and therefore FMIC is not subject to the rate and form filing requirements applicable to licensed or "admitted" insurers.

Surplus lines insurance must be written through agents and brokers who are licensed as surplus lines brokers. The broker or their retail insurance agents generally are required to certify that a certain number of licensed admitted insurers had been offered and declined to write a particular risk prior to placing that risk with us.

FMCC is licensed and can operate on an admitted basis in its home state of Minnesota and in 14 other states. Insurers operating on an admitted basis must file premium rate schedules and policy forms for review and, in some states, approval by the insurance regulators in each state in which they do business on an admitted basis. Admitted carriers also are subject to other market conduct regulation and examinations in the states in which they are licensed. Insurance regulators have broad discretion in judging whether an admitted insurer's rates are adequate, not excessive and not unfairly discriminatory.

AUIC is licensed and can operate on an admitted basis in its home state of Arkansas.

Insurance Holding Company Regulation

Our insurance subsidiaries operate as part of an insurance holding company system and are subject to holding company regulation in the jurisdictions in which they are licensed. These regulations require that each insurance company that is part of a holding company system register with the insurance department of its state of domicile and furnish information concerning contracts, transactions, and relationships between those insurance companies and companies within the holding company system. Transactions between insurance subsidiaries and their parents and affiliates generally must be disclosed to the state regulators, and prior approval or nondisapproval of the applicable state insurance regulator generally is required for any material or other specified transactions. The insurance laws similarly provide that all transactions and agreements between an insurance company and members of a holding company system must be fair and reasonable. FMIC, FMCC, and AUIC are parties to various agreements, including underwriting agreements, a management service agreement, and a tax sharing agreement with members of the holding company system and are parties to reinsurance agreements with each other, all of which are subject to regulation under state insurance holding company acts.

In addition, a change of control of an insurer or of any controlling person requires the prior approval of the domestic state insurance regulator. Generally, any person who acquires 10% or more of the outstanding voting securities of the insurer or its parent company is presumed to have acquired control of the insurer. A person seeking to acquire control, directly or indirectly, of an insurance company or of any person controlling an insurance company generally must file with the domestic insurance regulatory authority a statement relating to the acquisition of control containing certain information about the acquiring party and the transaction required by statute and published regulations and provide a copy of such statement to the insurer and obtain the prior approval of such regulatory agency for the acquisition. These provisions apply to investors that acquire 10% or more of the outstanding common stock of FMFC even if such acquisition of shares is made for investment purposes and not for the purpose of controlling our insurance subsidiaries. In such cases, our domestic state insurance departments require such investors to file a change in control exemption request or disclaimer of control statement with those departments. We will work with any such investor to facilitate this process if so requested.

Quarterly and Annual Financial Reporting

Our insurance subsidiaries are required to file quarterly and annual financial reports with state insurance regulators utilizing statutory accounting practices ("SAP") rather than accounting principles generally accepted in the United States of America ("GAAP"). In keeping with the intent to assure policyholder protection, SAP emphasizes solvency considerations. See Note 15 to the consolidated financial statements, which are incorporated herein by reference.

Periodic Financial and Market Conduct Examinations

The insurance departments of our insurance subsidiaries' states of domicile may conduct on-site visits and examinations of the affairs of our insurance subsidiaries, including their financial condition and their relationships and transactions with affiliates, typically every three to five years, and may conduct special or target examinations to address particular concerns or issues at any time. Insurance regulators of other states in which we do business also may conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. Insurance regulatory authorities have broad administrative powers to regulate trade practices and to restrict or rescind licenses or other authorizations to transact business and to levy fines and monetary penalties against insurers, insurance agents and brokers found to be in violation of applicable laws and regulations. During the past six years, the insurance subsidiaries have had periodic financial reviews and have not been the subject of market conduct or other investigations nor required to pay any material fines or penalties. FMIC and FMCC are due for their regular financial examinations by the states of Illinois and Minnesota for the year ended December 31, 2009.

Risk-based Capital

Risk-based capital, or RBC, requirements laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. Regulators use RBC to set capital requirements considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer's total adjusted capital and surplus decreases relative to its risk-based capital, the RBC laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level. At December 31, 2009, our insurance subsidiaries maintained RBC levels in excess of amounts that would require any corrective actions on our part.

IRIS Ratios

The NAIC Insurance Regulatory Information System, or IRIS, is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers' annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial. As of December 31, 2009, FMIC and FMCC had no IRIS ratios outside the usual range. AUIC had two IRIS ratios outside the usual range. An insurance company may become the subject of increased scrutiny when four or more of its IRIS ratios fall outside the range deemed usual by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratios that are outside the usual range is subject to the judgment of the applicable state insurance department, but generally will result in accelerated review of annual and quarterly filings. Depending on the nature and severity of the underlying cause of the IRIS ratios being outside the usual range, increased regulatory scrutiny could range from increased but informal regulatory oversight to placing a company under regulatory control.

Restrictions on Paying Dividends

FMFC is a holding company with no business operations of our own. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations is dependent on dividends and other distributions from our subsidiaries. State insurance laws restrict the ability of our insurance company subsidiaries to declare stockholder dividends. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Generally, dividends may be paid only out of earned surplus, and the amount of an insurer's surplus following payment of any dividends must be reasonable in relation to the insurer's outstanding liabilities and adequate to meet its financial needs. Further, prior approval from the insurance departments of our insurance subsidiaries' states of domicile generally is required in order for our insurance subsidiaries to declare and pay "extraordinary dividends" to us. For FMIC, Illinois defines an extraordinary dividend as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the greater of 10% of FMIC's surplus as of the preceding December 31, or FMIC's net income for the 12 month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles. FMIC must give the Illinois insurance regulator written notice of every dividend or distribution, whether or not extraordinary, within the time periods specified under applicable law. With respect to FMCC, Minnesota imposes a similar restriction on extraordinary dividends and requires a similar notice of all dividends after declaration and before payment. For FMCC, Minnesota defines an extraordinary dividend as any dividend or distribution that, together with other distributions made within the preceding 12 months, exceeds the greater of 10% of the insurer's surplus as of the preceding December 31, or FMCC's net income, not including realized capital gains, for the 12 month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles. With respect to AUIC, Arkansas imposes a similar restriction on extraordinary dividends and requires similar notice of all dividends after declaration and before payment. For AUIC, Arkansas defines an extraordinary dividend as any dividend or distribution that, together with other distributions made within in the preceding 12 months exceeds the greater of 10% of the insurer's surplus as of the preceding December 31, or AUIC's net income, not including realized capital gains, for the 12 month period ending the preceding December 31, in each case determined in accordance with statutory accounting principles. Based on the policyholders' surplus and the net income of our insurance subsidiaries as of December 31, 2009, FMIC, FMCC, and AUIC may pay dividends in 2010, if declared, of up to $29.6 million without regulatory approval. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect. No dividends were paid by FMIC, FMCC or AUIC during the year ended December 31, 2009.

Investment Regulation

Our insurance subsidiaries are subject to state laws which require diversification of their investment portfolios and impose limits on the amount of their investments in certain categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets in the states in which they are licensed to sell insurance policies for purposes of measuring statutory surplus and, in some instances, would require them to sell those investments. At December 31, 2009, we had no investments at FMIC and FMCC that would be treated as non-admitted assets. For AUIC, the Company has exceeded the Arkansas Investment Limitation which limits an investment in a single entity to 5% of admitted assets. The Company requested a waiver for the over investment, which was approved as of May 21, 2009. The Company is in consultation with its investment advisor to determine if the market would allow for a sale of the securities on favorable terms.

Guaranty Funds

Under state insurance guaranty fund laws, insurers doing business on an admitted basis in a state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The maximum guaranty fund assessments in any one year typically is between 1.0% to 2.0% of a company's net direct written premium written in the state for the preceding calendar year on the types of insurance covered by the fund. In most states, guaranty fund assessments can be recouped at least in part through future premium increases or offsets to state premium tax liability. In all states but one, FMIC is not subject to state guaranty fund assessments because of its status as a surplus lines insurer.

Licensing of Agents, Brokers and Adjusters

CoverX is licensed as a resident producer and surplus lines broker in the State of Michigan and as a non-resident producer/agency and/or surplus lines broker in other states. CoverX and our insurance subsidiaries have obligations to ensure that they pay commissions to only properly licensed insurance producers/brokers.

FM Emerald is licensed as a resident agency in Illinois and as a non-resident agency in other states. FM Emerald does not hold any surplus lines licenses.

In certain states in which we operate, insurance claims adjusters also are required to be licensed and in some states must fulfill annual continuing education requirements.

Privacy Regulations

In 1999, the United States Congress enacted the Gramm Leach Bliley Act, which, among other things, protects consumers from the unauthorized dissemination of certain personal information by financial institutions. Subsequently, all states have implemented similar or additional regulations to address privacy issues that are applicable to the insurance industry. These regulations limit disclosure by insurance companies and insurance producers of "nonpublic personal information" about individuals who obtain insurance or other financial products or services for personal, family, or household purposes. The Gramm Leach Bliley Act and the regulations generally apply to disclosures to nonaffiliated third parties, subject to specified exceptions, but not to disclosures to affiliates. The federal Fair Credit Reporting Act imposes similar limitations on the disclosure and use of certain types of consumer information among affiliates.

State privacy laws also require FMCC and AUIC to maintain appropriate procedures for managing and protecting certain personal information of its applicable customers and to disclose to them its privacy practices. In 2002, to further facilitate the implementation of the Gramm Leach Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. A majority of states have adopted similar provisions regarding the safeguarding of nonpublic personal information. FMCC and AUIC have adopted a privacy policy for safeguarding nonpublic personal information, and they follow procedures pertaining to applicable customers to comply with the Gramm Leach Bliley Act's related privacy requirements. We may also be subject to future privacy laws and regulations, which could impose additional costs and impact our results of operations or financial condition.

Trade Practices

The manner in which insurance companies and insurance agents and brokers conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising, unfair discrimination, rebating and false statements.

Unfair Claims Practices

Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a willful basis or with such frequency to indicate a general business practice. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled.

Restrictions on Cancellation, Non-renewal or Withdrawal

Many states have laws and regulations that limit the ability of an insurance company licensed by that state to exit a market. Some states prohibit an insurer from withdrawing from one or more lines of business in the state, except pursuant to a plan approved by the state insurance regulator. Regulators may disapprove a plan that may lead to market disruption. Some state statutes explicitly, or by interpretation, apply these restrictions to insurers operating on a surplus line basis.

Terrorism Exclusion Regulatory Activity

The Terrorism Risk Insurance Act of 2002, extended and amended by the Terrorism Risk Insurance Program Reauthorization Act of 2007, or TRIA, provides insurers with federally funded reinsurance for "acts of terrorism." TRIA also requires insurers to make coverage for "acts of terrorism" available in certain commercial property/casualty insurance policies and to comply with various other provisions of TRIA. For applicable policies in force on or after November 26, 2002, we are required to provide coverage for losses arising from acts of terrorism as defined by TRIA on terms and in amounts which may not differ materially from other policy coverages. To be covered under TRIA, aggregate industry losses from a terrorist act must exceed $100.0 million in 2009, the act must be perpetrated within the U.S. or in certain instances outside of the U.S. on behalf of a foreign person or interest and the U.S. Secretary of the Treasury must certify that the act is covered under the program. We generally offer coverage only for those acts covered under TRIA. As of December 31, 2009, approximately 2% or less of our policyholders in our E&S lines markets had purchased TRIA coverage.

While the provisions of TRIA and the purchase of terrorism coverage described above mitigate our exposure in the event of a large scale terrorist attack, our effective deductible is significant. Generally, we exclude acts of terrorism outside of the TRIA coverage, such as domestic terrorist acts. Regardless of TRIA, some state insurance regulators do not permit terrorism exclusions for various coverages or causes of loss.

OFAC

The Treasury Department's Office of Foreign Asset Control, or OFAC, maintains various economic sanctions regulations against certain foreign countries and groups and prohibits "U.S. Persons" from engaging in certain transactions with certain persons or entities in or associated with those countries or groups. One key element of these sanctions regulations is a list maintained by the OFAC of "Specifically Designated Nationals and Blocked Persons," or the SDN List. The SDN List identifies persons and entities that the government believes are associated with terrorists, targeted countries and/or drug traffickers.

OFAC's regulations, among other things, prohibit insurers and others from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC. The focus on insurers' responsibilities with respect to the sanctions regulations compliance has increased significantly since the terrorist attacks of September 11, 2001.

ITEM 1A. RISK FACTORS

Risks Relating to Our Business

Volatility in the financial markets and the current economic environment could have a material adverse effect on our results of operations and financial condition.

Any significant financial market volatility experienced worldwide in the future could impact U.S. and foreign economies. Although the U.S. and other foreign governments may take various actions to try to stabilize the financial markets in the future, it is unclear whether those actions would be effective. Therefore, the financial market volatility could have a negative economic impact.

Although we continue to monitor market conditions, we cannot predict future market conditions or their impact on our stock price or investment portfolio. Depending on market conditions, we could incur future realized and unrealized losses, which could have a material adverse effect on our results of operations and financial condition. These economic conditions could have an adverse impact on the availability and cost of capital.

Any further downturn in the debt and equity markets, reflecting uncertainties associated with the mortgage crisis, worsening economic conditions, widening of credit spreads, bankruptcies and government intervention in large financial institutions, could result in significant realized and unrealized losses in the Company's investment portfolio. Depending on future market conditions, the Company could incur substantial additional realized and unrealized losses in its investment portfolio, which could have a material adverse effect on the Company's financial condition and/or results of operations.

In addition, the continuing financial market volatility and economic downturn could have a material adverse affect on our insureds, agents, claimants, reinsurers, vendors and competitors. Certain of the actions the U.S. Government has taken or may take in response to the financial market crisis have impacted certain property and casualty insurance carriers. The government is actively taking steps to implement additional measures to stabilize the financial markets and stimulate the economy, and it is possible that these measures could further affect the property and casualty insurance industry and its competitive landscape.

Any downgrade in the A.M. Best rating of FMIC would prevent us from successfully engaging in direct insurance writing or obtaining adequate reinsurance on competitive terms, which would lead to a decrease in revenue and net income.

Third party rating agencies periodically assess and rate the claims-paying ability of insurers based on criteria established by the rating agencies. The First Mercury group (FMIC, FMCC and AUIC) maintains an "A-" rating (the fourth highest of fifteen ratings) with a stable outlook from A.M. Best Company, Inc., or A.M. Best, a rating agency and publisher for the insurance industry. This rating is not a recommendation to buy, sell or hold our securities but is viewed by insurance consumers and intermediaries as a key indicator of the financial strength and quality of an insurer. FMIC currently has the lowest rating necessary to compete in our targeted markets as a direct insurance writer because an "A-" rating or higher is required by many insurance brokers, agents and policyholders when obtaining insurance and by many insurance companies that reinsure portions of our policies.

Our A.M. Best rating is based on a variety of factors, many of which are outside of our control. These factors include our business profile and the statutory surplus of our insurance subsidiaries, which is adversely affected by underwriting losses, investment losses and dividends paid by them to us. Other factors include balance sheet strength (including capital adequacy and loss and loss adjustment expense reserve adequacy) and operating performance. Any downgrade of our ratings could cause our current and future brokers and agents, retail brokers and insureds to choose other, more highly rated, competitors and increase the cost or reduce the availability of reinsurance to us. Without at least an "A-" A.M. Best rating for FMIC, we could not competitively engage in direct insurance writing, but instead would be heavily dependent on fronting carriers to underwrite premiums. These fronting arrangements would require us to pay significant fees, which could then cause our earnings to decline. Moreover, we may not be able to enter into fronting arrangements on acceptable terms, which would impair our ability to operate our business.

Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition or our results of operations.

We are liable for losses and loss adjustment expenses under the terms of the insurance policies issued directly by us and under those for which we assume reinsurance obligations. As a result, if we fail to accurately assess the risk associated with the business that we insure, our loss reserves may be inadequate to cover our actual losses. In many cases, several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. In addition, our policies generally do not provide limits on defense costs, except for professional liability classes, which could increase our liability exposure under our policies.

We establish loss and loss adjustment expense reserves with respect to reported and unreported claims incurred as of the end of each period. Our loss and loss adjustment expense reserves were $488.4 million, $372.7 million, and $272.4 million at December 31, 2009, 2008, and 2007, respectively, all of which are gross of ceded loss and loss adjustment expense reserves. These reserves do not represent an exact measurement of liability, but are our estimates based upon various factors, including:

- actuarial projections of what we, at a given time, expect to be the cost of the ultimate settlement and administration of claims reflecting facts and circumstances then known;
- estimates of future trends in claims severity and frequency;
- assessment of asserted theories of liability; and
- analysis of other factors, such as variables in claims handling procedures, economic factors and judicial and legislative trends and actions.

Most or all of these factors are not directly or precisely quantifiable, particularly on a prospective basis, and are subject to a significant degree of variability over time. For example, insurers have been held liable for large awards of punitive damages, which generally are not reserved for. In many cases, estimates are made more difficult by significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims. Accordingly, the ultimate liability may be more or less than the current estimate. While we set our reserves based on our assessment of the insurance risk covered, as we have expanded into new classes of business, we do not have extensive proprietary loss data for other classes to use to develop reserves. Instead, we must rely on industry loss information, which may not reflect our actual claims results. As a result, our continued expansion into new classes may make it more difficult to ensure that our actual losses are within our loss reserves.

If any of our reserves should prove to be inadequate, we will be required to increase reserves, resulting in a reduction in our net income and stockholders' equity in the period in which the deficiency is identified. In addition, future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity as well as our financial strength rating.

Under accounting principles generally accepted in the United States of America, or GAAP, we are only permitted to establish loss and loss adjustment expense reserves for losses that have occurred on or before the financial statement date. Case reserves and incurred but not reported, or IBNR, reserves contemplate these obligations. No contingency reserve allowances are established to account for future loss occurrences. Losses arising from future events will be estimated and recognized at the time the losses are incurred and could be substantial.

We bear credit risk with respect to our reinsurers, and if any reinsurer fails to pay us, or fails to pay us on a timely basis, we could experience losses.

Reinsurance is a practice whereby one insurer, called the reinsurer, agrees to indemnify another insurer, called the ceding insurer, for all or part of the potential liability arising from one or more insurance policies issued by the ceding insurer. Although reinsurance makes the reinsurer liable to us to the extent of the risk transferred or ceded to the reinsurer, this arrangement does not relieve us of our primary liability to our policyholders. At December 31, 2009, we had $228.7 million of reinsurance recoverables. Approximately 50% of our reinsurance recoverables are from two reinsurers, which are subsidiaries of ACE Limited and Swiss Re. At December 31, 2009, the balances from ACE Limited and Swiss Re were $71.3 million and $46.7 million, respectively. Although we believe that we have high internal standards for reinsurers with whom we place reinsurance, we cannot assure you that our reinsurers will pay reinsurance claims on a timely basis or at all. We cannot predict if the current recession and financial market crisis will impact or prevent our reinsurers from being able to fulfill their obligations to us. If reinsurers are unwilling or unable to pay us amounts due under reinsurance contracts, we will incur unexpected losses and our cash flow will be adversely affected, which would have a material adverse effect on our financial condition and operating results.

We may not be able to obtain adequate reinsurance coverage or reinsurance on acceptable terms.

We use significant amounts of reinsurance to manage our exposure to market and insurance risks and to enable us to write policies in excess of the level that our capital supports. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our business volume and profitability. Without adequate levels of appropriately priced reinsurance, the level of premiums we can underwrite could be materially reduced. The reinsurance market has changed dramatically over the past few years as a result of a number of factors, including inadequate pricing, poor underwriting and the significant losses incurred as a consequence of severe weather conditions and other catastrophes. As a result, reinsurers have exited some lines of business, reduced available capacity and implemented provisions in their contracts designed to reduce their exposure to loss. In addition, the historical results of reinsurance programs and the availability of capital also affect the availability of reinsurance. Our reinsurance facilities generally are subject to annual renewal. We cannot provide any assurance that we will be able to maintain our current reinsurance facilities or that we will be able to obtain other reinsurance facilities in adequate amounts and at favorable rates. In addition, we may underwrite risks that could be excluded from coverage under the terms of our reinsurance agreements due to an underwriting oversight or due to differing interpretations of the reinsurance contracts. In these circumstances, we attempt to obtain coverage through special acceptance with our existing reinsurers or purchase facultative reinsurance on the open market. If we cannot obtain adequate reinsurance protection for these risks, we may be exposed to greater losses.

Severe weather conditions and other catastrophes may result in an increase in the number and amount of claims experienced by our insureds.

Most of our property business is exposed to the risk of severe weather conditions and other catastrophes. Catastrophes can be caused by various events, including natural events such as severe hurricanes, winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires, and other events such as explosions, terrorist attacks and riots. The incidence and severity of catastrophes and severe weather conditions are inherently unpredictable. Severe weather conditions and catastrophes can cause losses in all of our property lines and generally result in an increase in the number of claims incurred as well as the amount of compensation sought by claimants because every geographic location in which we provide insurance policies is subject to the risk of severe weather conditions. In 2009, we recorded $2.4 million of storm-related losses and $5.2 million of higher than anticipated commercial property fire and other losses and loss adjustment expenses. We use a model that is commonly used throughout the industry to help us ensure that we are purchasing sufficient catastrophe reinsurance limits. Currently, we purchase catastrophe reinsurance to cover a potential catastrophe that is modeled to only occur once every 250 years. There can be no assurance that this modeled information will accurately predict catastrophic losses. It is possible that a catastrophic event or multiple catastrophic events could cause our loss and loss expense reserves to increase and our liquidity and financial condition to decline.

The failure of any of the loss limitations or exclusions we employ or changes in other claim or coverage issues could have a material adverse effect on our financial condition or our results of operations.

Various provisions of our policies, such as loss limitations, exclusions from coverage or choice of forum, which have been negotiated to limit our risks, may not be enforceable in the manner we intend. Currently, we employ a variety of endorsements to our policies in an attempt to limit exposure to known risks. As industry practices and legal, social and other conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the size or number of claims. Recent examples of emerging claims and coverage issues include increases in the number and size of claims relating to construction defects, which often present complex coverage and damage valuation questions. The effects of these and other unforeseen emerging claim and coverage issues are difficult to predict and could harm our business.

In addition, we craft our insurance policy language to limit our exposure to expanding theories of legal liability such as those which have given rise to claims for lead paint, asbestos, mold and construction defects. Many of the policies we issue also include conditions requiring the prompt reporting of claims to us and our right to decline coverage in the event of a violation of that condition, as well as limitations restricting the period during which a policyholder may bring a breach of contract or other claim against our company, which in many cases is shorter than the statutory limitations for such claims in the states in which we write business. It is possible that a court or regulatory authority could nullify or void an exclusion or that legislation could be enacted which modifies or bars the use of such endorsements and limitations in a way that would adversely affect our loss experience, which could have a material adverse effect on our financial condition or results of operations. In some instances, these changes may not become apparent until some time after we have issued insurance policies that are affected by the changes. As a result, we may not know the full extent of liability under our insurance contracts for many years after a contract is issued.

The lack of long-term operating history and proprietary data on claims results for relatively new specialty classes may cause our future results to be less predictable.

Since 2000, we have expanded our focus on new classes of the specialty insurance market, which we refer to as specialty classes, contract underwriting, professional liability and hospitality classes, and FM Emerald, in addition to our long-standing business for security classes. These new classes represented 24.2% of our premiums produced in 2000 and 81.2% of our premiums produced in 2009. As a result of this expansion, we have a more limited operating and financial history available for these classes when compared to our data for security classes. This may adversely impact our ability to adequately price the insurance we write to reflect the risk assumed and to exclude risks that generate large or frequent claims and to establish appropriate loss reserves. Because we rely more heavily on industry data in calculating reserves for specialty classes, contract underwriting, professional liability and hospitality classes, and FM Emerald than we do for security classes, we may need to further adjust our reserve estimates for these classes in the future, which could materially adversely affect our operating results.

Our growth may be dependent upon our successful acquisition and retention of additional underwriting expertise.

Our operating results and future growth depend, in part, on the acquisition and successful retention of underwriting expertise. We rely on a small number of underwriters in the specialty classes for which we write policies. For example, we expanded our business into new classes in 2007 by hiring the FM Emerald management team, and we introduced new classes by appointing contract underwriters. In addition, we intend to continue to expand into other specialty classes through the acquisition of key underwriting personnel. While we intend to continue to search for suitable candidates to augment and supplement our underwriting expertise in existing and additional classes of specialty insurance, we may not be successful in identifying, hiring and retaining candidates. If we are successful in identifying candidates, there can be no assurance that we will be able to hire and retain them or, if they are hired and retained, that they will be successful in enhancing our business or generating an underwriting profit.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

Our future capital requirements, especially those of our insurance subsidiaries, depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses and loss adjustment expenses. We may need to raise additional funds to the extent that our cash flows are insufficient to fund future operating requirements, support growth and maintain our A.M. Best rating. Many factors will affect our capital needs, including our growth and profitability, our claims experience, our investment performance, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. If we have to raise additional capital, equity or debt financing may not be available or may be available only on terms, amounts or time periods that are not favorable to us. Equity financings could be dilutive to our existing stockholders and debt financings could subject us to covenants that restrict our ability to operate our business freely. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially adversely affected.

Our business could be adversely affected by the loss of one or more key employees.

We are substantially dependent on a small number of key employees at our operating companies, in particular Richard H. Smith, our Chairman and Chief Executive Officer, and our key underwriting employees. We believe that the experience and reputation in the insurance industry of Mr. Smith and our key underwriting employees are important factors in our ability to attract new business. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. As we continue to grow, we will need to recruit and retain additional qualified management personnel, but we may be unsuccessful in doing so. The loss of the services of Mr. Smith or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our operations.

Our insurance business is concentrated in relatively few specialty classes.

We produce insurance policies in relatively few specialty classes. As a result, any changes in the specialty insurance market, such as changes in business, economic or regulatory conditions or changes in federal or state law or legal precedents, could adversely impact our ability to write insurance for this market. For example, any legal outcome or other incident could have the effect of increasing insurance claims in the specialty insurance market which could adversely impact our operating results.

The loss of one or more of our top wholesale brokers could have a material adverse effect on our financial condition or our results of operations.

For security classes, we generate business from traditional E&S lines insurance wholesalers and specialists that focus on security guards and detectives, alarm installation and service businesses and safety equipment installation and service businesses. These wholesalers and specialists are not under any contractual obligation to provide us business. Our top five wholesale brokers represented 44.5% of the premiums produced from security classes in 2009. For specialty classes, we generate business from traditional E&S lines insurance wholesalers who have a presence in the classes we underwrite. Our top five wholesale brokers represented 35.4% of the premiums produced from specialty classes in 2009. In our contract underwriting classes, we rely on a small number of producers to generate the insurance that we underwrite. For FM Emerald, we generate business from E&S lines insurance wholesalers. Our top five wholesale brokers represent 34.8% of premiums produced from FM Emerald. The loss of one or more of our top wholesale brokers for security classes, specialty classes or FM Emerald producers could have a material adverse effect on our financial condition or our results of operations.

The loss of one of the managing general agency relationships with AMC's unaffiliated insurance carriers could have a material adverse effect on our financial condition or our results of operations.

AMC primarily underwrites commercial lines package policies for unaffiliated insurance carriers. One of AMC's unaffiliated insurance carriers accounts for approximately 70.0% of the premiums that AMC produces. The loss of the managing general agency relationship with this unaffiliated insurance carrier could have a material adverse effect on our financial condition or results of operations.

Our estimates for accrued profit sharing commissions are based on loss ratio performance and could be reduced if the underlying loss ratios deteriorate.

Profit sharing commissions due from certain insurance and reinsurance companies are based on losses and loss adjustment expense experience. If our estimates for losses and loss adjustment expenses that are used in the determination of accrued profit sharing commissions increase, we would need to reduce the amount of profit sharing commissions previously recognized. These estimates are subject to the same uncertainties for the establishment of our loss and loss adjustment expense reserves. The reduction of accrued profit sharing commissions could have a material adverse effect on our financial condition or results of operations.

We operate in a highly competitive environment, which makes it more difficult for us to attract and retain business.

The insurance industry in general and the markets in which we compete are highly competitive and we believe that they will remain so for the foreseeable future. We face competition from several companies, which include insurance companies, reinsurance companies, underwriting agencies, contract underwriters and captive insurance companies. As a result of this intense competition, prevailing conditions relating to price, coverage and capacity can change very rapidly. Many of our competitors are larger and have greater financial, marketing and management resources than we do and may be perceived as providing greater security to policyholders. There are low barriers to entry in the E&S lines insurance market, which is the primary market in which we operate, and competition in this market is fragmented and not dominated by one or more competitors. Competition in the E&S lines insurance industry is based on many factors, including price, policy terms and conditions, ratings by insurance agencies, overall financial strength of the insurer, services offered, reputation, agent and broker compensation and experience. We may face increased competition in the future in the insurance markets in which we operate, and any such increased competition could have a material adverse effect on us.

Several E&S lines insurers and industry groups and associations currently offer alternative forms of risk protection in addition to traditional insurance products. These alternative products, including large deductible programs and various forms of self-insurance that use captive insurance companies and risk retention groups, have been instituted to allow for better control of risk management and costs. We cannot predict how continued growth in alternative forms of risk protection will affect our future operations.

Results in the insurance industry, and specifically the E&S lines insurance market, are subject to fluctuations and uncertainty which may adversely affect our ability to write policies.

Historically, the financial performance of the property and casualty insurance industry has fluctuated in cyclical periods of price competition and excess underwriting capacity (known as a soft market) followed by periods of high premium rates and shortages of underwriting capacity (known as a hard market). Although an individual insurance company's financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. Further, this cyclical market pattern can be more pronounced in the E&S lines market than in the standard insurance market due to greater flexibility in the E&S lines market to adjust rates to match market conditions. When the standard insurance market hardens, the E&S lines market hardens even more than the standard insurance market. During these hard market conditions, the standard insurance market writes less insurance and more customers must resort to the E&S lines market for insurance. As a result, the E&S lines market can grow more rapidly than the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the E&S lines market may return to the standard insurance market, exacerbating the effects of rate decreases in the E&S lines market.

Beginning in 2000 and accelerating in 2001, the property and casualty insurance industry experienced a hard market reflecting increasing rates, more restrictive coverage terms and more conservative risk selection. We believe that this trend continued through 2003. We believe that these trends slowed beginning in 2004 and that the current insurance market has become more competitive in terms of pricing and policy terms and conditions. We are currently experiencing some downward pricing pressure. Because this cyclicality is due in large part to the actions of our competitors and general economic factors, we cannot predict the timing or duration of changes in the market cycle. These cyclical patterns have caused our revenues and net income to fluctuate and are expected to do so in the future.

We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.

Our insurance subsidiaries are subject to extensive regulation, primarily by insurance regulators in Illinois, Minnesota, and Arkansas, the states in which our three insurance company subsidiaries are domiciled and, to a lesser degree, the other jurisdictions in which we operate or cover risks. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of the insurance companies or their shareholders or noteholders. These insurance regulations generally are administered by a department of insurance in each state and relate to, among other things, licensing, authorizations to write E&S lines of business, capital and surplus requirements, rate and form approvals, investment and underwriting limitations, affiliate transactions (which includes the review of services, tax sharing and other agreements with affiliates that can be a source of cash flow to us, other than dividends which are specifically regulated by law), dividend limitations, changes in control, solvency and a variety of other financial and non-financial aspects of our business. Significant changes in these laws and regulations could further limit our discretion to operate our business as we deem appropriate or make it more expensive to conduct our business. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect our ability to achieve some or all of our business objectives.

In addition, regulatory authorities have broad discretion to deny or revoke licenses or approvals for various reasons, including the violation of regulations. In instances where there is uncertainty as to the applicability of regulations, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the insurance industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. These actions could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry and changes in laws or regulations themselves or their interpretations by regulatory authorities could adversely affect our ability to operate our business. For example, we have received from the California Department of Insurance an Accusation and an Order to Cease and Desist regarding allegations related to FMIC, CoverX and FM Emerald transacting business in California without the proper licenses. See "Legal Proceedings".

If we have insufficient risk-based capital, our ability to conduct our business could be adversely affected.

The National Association of Insurance Commissioners, or NAIC, has adopted a system to test the adequacy of statutory capital, known as "risk-based capital." This system establishes the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies property and casualty insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer's assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct our business.

If our IRIS ratios are outside the usual range, our business could be adversely affected.

Insurance Regulatory Information System, or IRIS, ratios are part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. As of December 31, 2009, FMIC and FMCC had no IRIS ratios outside the usual range. AUIC had two IRIS ratios outside the usual range. An insurance company may become subject to increased scrutiny when four or more of its IRIS ratios fall outside the range deemed usual by the NAIC. The nature of increased regulatory scrutiny resulting from IRIS ratios that are outside the usual range is subject to the judgment of the applicable state insurance department, but generally will result in accelerated review of annual and quarterly filings. Depending on the nature and severity of the underlying cause of the IRIS ratios being outside the usual range, increased regulatory scrutiny could range from increased but informal regulatory oversight to placing a company under regulatory control. FMIC has, in the past, had more than four ratios outside the usual range. If, in the future, FMIC has four or more ratios outside the usual range, we could become subject to greater scrutiny and oversight by regulatory authorities. See "Insurance and Other Regulatory Matters".

If we are unable to realize our investment objectives, our financial condition may be adversely affected.

Our operating results depend in part on the performance of our investment portfolio. The primary goals of our investment portfolio are to:

- accumulate and preserve capital;
- assure proper levels of liquidity;
- optimize total after tax return subject to acceptable risk levels;
- provide an acceptable and stable level of current income; and
- approximate duration match between our investments and our liabilities.

The ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities we own. We may not be able to realize our investment objectives, which could significantly reduce our financial position, stockholders' equity and net income.

Our valuations of many of our financial instruments include methodologies, estimations and assumptions that are subject to differing interpretations and could result in changes to investment valuations that may materially adversely affect our results of operations and financial condition.

The following financial instruments are carried at fair value in the Company's consolidated financial statements: fixed maturities, equity securities, hybrid securities, freestanding derivatives, and limited partnerships. The Company has categorized these securities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In many situations, inputs used to measure the fair value of an asset or liability position may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

The determination of fair values are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts. During periods of market disruption, including periods of rapidly widening credit spreads or illiquidity, it has been and will likely continue to be difficult to value certain of our securities, such as Alt-A, subprime mortgage-backed, CMBS and ABS securities, if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with significant observable data that become illiquid due to the financial market environment. In such cases, more securities may fall to Level 3 and thus require more subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation thereby resulting in values which may differ materially from the value at which the investments may be ultimately sold. Further, rapidly changing and credit and equity market conditions could materially impact the valuation of securities as reported within our consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value could have a material adverse effect on our results of operations and financial condition. As of December 31, 2009, 2.7%, 97.3% and 0% of our available for sale securities were considered to be Level 1, 2 and 3, respectively.

Evaluation of available-for-sale securities for other than temporary impairment involves subjective determinations and could materially impact our results of operations.

The evaluation of impairments is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized in current period earnings. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or future recovery prospects, the effects of changes in interest rates or credit spreads and the expected recovery period. For securitized financial assets with contractual cash flows, the Company currently uses its best estimate of cash flows over the life of the security under severe recession scenarios. In addition, estimating future cash flows involves incorporating information received from third party sources and making internal assumptions and judgments regarding the future performance of the underlying collateral and assessing the probability that an adverse change in future cash flows has occurred. The determination of the amount of other than temporary impairments is based upon our quarterly evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

Additionally, our management considers a wide range of factors about the security issuer and uses their best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Factors considered in evaluating potential impairment include, but are not limited to, the current fair value as compared to cost or amortized cost of the security, as appropriate, the length of time the investment has been below cost or amortized cost and by how much, our intent to sell a security and whether is is more-likely-than-not we will be required to sell the security before the recovery of our amortized cost basis, and specific credit issues related to the issuer and current economic conditions. During the year ended December 31, 2009, the Company concluded that approximately $0.7 million of unrealized losses were other than temporarily impaired. Additional impairments may need to be taken in the future, which could have a material adverse effect on our results of operations and financial condition.

Losses due to nonperformance or defaults by others, including issuers of investment securities (which include structured securities such as commercial mortgage-backed securities and residential mortgage-backed securities or other high yielding bonds) or reinsurance and derivative instrument counterparties, could have a material adverse effect on the value of our investments, results of operations, financial condition and cash flows.

Issuers or borrowers whose securities or loans we hold, customers, trading counterparties, counterparties under swaps and other derivative contracts, reinsurers, clearing agents, exchanges, clearing houses and other financial intermediaries and guarantors may default on their obligations to us due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud, government intervention or other reasons. Such defaults could have a material adverse effect on our results of operations, financial condition and cash flows. Additionally, the underlying assets supporting our structured securities may deteriorate causing these securities to incur losses. Furthermore, the counterparties to our interest rate swap agreements may not be able to fulfill their obligations to us.

The Company is not exposed to any credit concentration risk of a single issuer greater than 10% of the Company's stockholders' equity other than U.S. government and U.S. government agencies backed by the full faith and credit of the U.S. government and the Japanese government. However, if the Company's creditors are acquired, merge or otherwise consolidate with other creditors of the

Company's, the Company's credit concentration risk could increase above the 10% threshold, for a period of time, until the Company is able to sell securities to get back in compliance with the established investment credit policies.

Our directors and executive officers own a large percentage of our common stock, which allows them to effectively control matters requiring stockholder approval.

Our directors and executive officers beneficially own 19.2% of our outstanding common stock (including options exercisable within 60 days) as of December 31, 2009, including 11.3% owned by Jerome Shaw, our founder and former Chief Executive Officer. Accordingly, these directors and executive officers will have substantial influence, if they act as a group, over the election of directors and the outcome of other corporate actions requiring stockholder approval and could seek to arrange a sale of our company at a time or under conditions that are not favorable to our other stockholders. These stockholders may also delay or prevent a change of control, even if such a change of control would benefit our other stockholders, if they act as a group. This significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

We rely on our information technology and telecommunication systems, and the failure of these systems could adversely affect our business.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments, facilitate collections and cancellations and to share data across our organization. These systems also enable us to perform actuarial and other modeling functions necessary for underwriting and rate development. The failure of these systems, or the termination of a third party software license on which any of these systems is based, could interrupt our operations or materially impact our ability to evaluate and write new business. Because our information technology and telecommunications systems interface with and depend on third party systems, we could experience service denials if demand for such services exceeds capacity or such third party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to write and process new and renewal business and provide customer service or compromise our ability to pay claims in a timely manner.

Our ability to service our debt obligations would be harmed if we fail to comply with the financial and other covenants in our credit facility.

Our credit facility contains a number of significant financial and other restrictive covenants. These covenants could adversely affect us by limiting our financial and operating flexibility as well as our ability to plan for and react to market conditions and to meet our capital needs. Our failure to comply with these covenants could result in events of default which, if not cured or waived, could result in our being required to repay indebtedness before its due date, and we may not have the financial resources or be able to arrange alternative financing to do so. If borrowings under our credit facility were declared or became due and payable immediately as the result of an event of default and we were unable to repay or refinance those borrowings, we could be materially adversely affected. Any event that requires us to repay any of our debt before it is due could require us to borrow additional amounts at unfavorable borrowing terms, cause a significant decrease in our liquidity, and impair our ability to pay amounts due on our indebtedness. Moreover, if we are required to repay any of our debt before it becomes due, we may be unable to borrow additional amounts or otherwise obtain the cash necessary to repay that debt, and any failure to pay that debt when due could seriously harm our business.

The Company has received a temporary waiver of any event of default as of March 31, 2010 related to the fixed charge coverage ratio covenant in the Company's credit agreement through May 1, 2010.

The Company has received a temporary waiver of any event of default as of March 31, 2010 related to the fixed charge coverage ratio covenant in the Company's credit agreement through May 1, 2010. The Company determined the temporary waiver was required as it related to the special cash dividend declared by the Company's Board of Directors on February 22, 2010 since the Company intends to fund a portion of the special dividend through borrowings under its credit agreement. If the Company does not renegotiate its credit agreement by May 1, 2010 or receive an extension of the temporary waiver of event of default, the Company will be in default under the terms of the credit agreement. An event of default under our credit agreement could have a material adverse effect on our financial condition, results of operations, and liquidity.

Risks Related to our Common Stock

The price of our shares of common stock may be volatile.

The trading price of shares of our common stock may fluctuate substantially. The price of the shares of our common stock that will prevail in the market may be higher or lower than prices paid by investors, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause investors to lose part or all of their investment in shares of our common stock. Factors that could cause fluctuations include, but are not limited to, the following:

- price and volume fluctuations in the overall stock market from time to time;
- significant volatility in the market price and trading volume of insurers' securities;
- actual or anticipated changes in our earnings or fluctuations in our operating results or in the expectations of securities analysts;
- general economic conditions and trends;
- losses greater than our established reserves in our insurance portfolio;
- sales of large blocks of shares of our common stock; or
- departures of key personnel.

Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry, which may cause the price of our shares to decline.

The results of operations of companies in the insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be affected significantly by:

- the differences between actual and expected losses that we cannot reasonably anticipate using historical loss data and other identifiable factors at the time we price our products;
- volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes or terrorist attacks, or court grants of large awards for particular damages;
- changes in the amount of loss reserves resulting from new types of claims and new or changing judicial interpretations relating to the scope of insurers' liabilities; and
- fluctuations in equity markets, interest rates, credit risk and foreign currency exposure, inflationary pressures and other changes in the investment environment, which affect returns on invested assets and may impact the ultimate payout of losses.

In addition, the demand for the types of insurance we will offer can vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases, causing our revenues to fluctuate. These fluctuations in results of operations and revenues may cause the price of our securities to be volatile.

If a substantial number of our shares of common stock become available for sale and are sold in a short period of time, the market price of our shares of common stock could decline.

If our existing stockholders sell substantial amounts of our shares of common stock in the public market, the market price of our shares of common stock could decrease significantly. The perception in the public market that our existing stockholders might sell our shares of common stock could also depress our market price.

The market price of our shares of common stock may drop significantly. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

Our ability to pay cash dividends on our common stock to our stockholders is dependent on our results of operations, financial condition, and other factors and any determination to pay cash dividends in the future will be at the discretion of our board of directors.

Any determination to pay dividends to our stockholders in the future will be at the discretion of our board of directors and will depend on our results of operations, financial condition and other factors deemed relevant by our board of directors. We conduct substantially all of our operations through our subsidiaries. Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. Our principal source of funds is dividends and other payments from our subsidiaries. Therefore, our ability to pay dividends depends largely on our subsidiaries' earnings and operating capital requirements and is subject to the regulatory, contractual, rating agency and other constraints of our subsidiaries, including the effect of any such dividends or distributions on the A.M. Best rating or other ratings of our insurance subsidiaries. Our three insurance subsidiaries are limited by regulation in their ability to pay dividends. For example, during 2010, FMIC, FMCC and AUIC may pay in the aggregate dividends to FMFC of up to $29.6 million without regulatory approval. In addition, the terms of our borrowing arrangements may limit our ability to pay cash dividends to our stockholders. Consequently, there is uncertainty regarding our ability to declare and pay dividends to our stockholders. If we do not pay dividends, investors will only obtain a return on their investment if the value of our shares of common stock appreciates.

Provisions in our certificate of incorporation and bylaws and under Delaware law could prevent or delay transactions that stockholders may favor and entrench current management.

We are incorporated in Delaware. Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable, including a provision that authorizes our board of directors to issue preferred stock with such voting rights, dividend rates, liquidation, redemption, conversion and other rights as our board of directors may fix and without further stockholder action. The issuance of preferred stock with voting rights could make it more difficult for a third party to acquire a majority of our outstanding voting stock. This could frustrate a change in the composition of our board of directors, which could result in entrenchment of current management. Takeover attempts generally include offering stockholders a premium for their stock. Therefore, preventing a takeover attempt may cause you to lose an opportunity to sell your shares at a premium. If a change of control or change in management is delayed or prevented, the market price of our common stock could decline.

Delaware law also prohibits a corporation from engaging in a business combination with any holder of 15% or more of its capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. This provision may prevent changes in our management or corporate structure. Also, under applicable Delaware law, our board of directors is permitted to and may adopt additional anti-takeover measures in the future.

Our bylaws provide for the division of our board of directors into three classes with staggered three year terms. The classification of our board of directors could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us.

We are required to evaluate our internal control under Section 404 of the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and could have an adverse effect on our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to furnish a report by our management on our internal control over financial reporting. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Each year we must prepare or update the process documentation and perform the evaluation needed to comply with Section 404. During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective in the future (or if our auditors are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on our stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Southfield, MI, where we lease approximately 20,000 square feet. We have approximately 25,000 square feet of additional office space in Southfield, MI in a building owned by FMIC. We also lease office space in Conway, AR, Scottsdale, AZ, Irvine, CA, Los Angeles, CA, Atlanta, GA, Chicago, IL, Baton Rouge, LA, Boston, MA, New York, NY, Allen, TX, Austin, TX and Seattle, WA. We believe our current space is adequate for our current operations.

ITEM 3. LEGAL PROCEEDINGS

In September 2009, FMIC and CoverX received from the California Department of Insurance (the "California Department") an Accusation and an Order to Cease and Desist (collectively the "Pleadings"). The Pleadings (i) allege that FMIC and CoverX transacted business in California without the proper licenses, (ii) order FMIC and CoverX to stop transacting any business in California for which they do not have a license and (iii) seek the revocation of CoverX's existing California fire and casualty producer license. In October 2009, the Pleadings were expanded to include FM Emerald. Although the Pleadings seek to revoke CoverX's and FM Emerald's existing California fire and casualty producer licenses, the California Department has agreed that CoverX and FM Emerald may continue to produce California business, and that FMIC may continue to insure California risks as long as these risks are produced by CoverX and FM Emerald personnel located outside the State of California, which is how the Company is currently conducting business. The Pleadings also assert a right to seek monetary penalties, but no demand for payment has been made. FMIC, CoverX and FM Emerald have denied the allegations in the Pleadings, and CoverX and FM Emerald have requested a hearing on the action to revoke their respective fire and casualty producer licenses. FMIC, CoverX and FM Emerald have also been conferring with the California Department to obtain surplus lines broker licenses and resolve these issues. While it is not possible to predict with certainty the outcome of any legal proceeding, we believe the outcome of these proceedings will not result in a material adverse effect on our consolidated financial condition or results of operations.

We are, from time to time, involved in various legal proceedings in the ordinary course of business, including litigation involving claims with respect to policies that we write. We do not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on our business, results of operations or financial condition.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Price

Our common stock has been listed on the New York Stock Exchange under the trading symbol "FMR" since October 18, 2006, following the pricing of our initial public offering. Prior to that time, there was no public market for our common stock. The following table sets forth the high and low closing sales prices of our common stock, as reported by the New York Stock Exchange, for the last two completed calendar years, and the per share dividend paid for each period presented (if any).

	2009		
Quarter Ended	High	Low	Dividend
March 31, 2009	$ 14.91	$ 9.98	$ -
June 30, 2009	16.20	11.65	0.025
September 30, 2009	14.80	12.34	0.025
December 31, 2009	14.08	12.68	0.025

	2008		
Quarter Ended	High	Low	Dividend
March 31, 2008	$ 23.66	$ 14.75	$ -
June 30, 2008	19.02	15.80	-
September 30, 2008	18.58	12.17	-
December 31, 2008	14.46	8.53	-

On March 3, 2010, the last reported sales price of our common stock was $14.62 per share.

As of February 26, 2010, there were 17,181,106 shares of issued and outstanding common stock held by approximately 1,200 known holders of record.

Dividends

The Company's Board of Directors declared quarterly cash dividends of $0.025 per share in May, August and December 2009. Any determination to pay dividends to our stockholders in the future will be at the discretion of our board of directors and will depend on our results of operations, financial condition and other factors deemed relevant by our board of directors. If we do not pay dividends, investors will only obtain a return on their investment if the value of our shares of common stock appreciates.

We conduct substantially all of our operations through our subsidiaries. Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. Our principal source of funds is dividends and other payments from our subsidiaries. Therefore, our ability to pay dividends depends largely on our subsidiaries' earnings and operating capital requirements and is subject to the regulatory, contractual, rating agency and other constraints of our subsidiaries, including the effect of any such dividends or distributions on the A.M. Best rating or other ratings of our insurance subsidiaries. Our three insurance subsidiaries are limited by regulation in their ability to pay dividends. For example, during 2010, FMIC, FMCC and AUIC may pay in the aggregate dividends to FMFC of up to $29.6 million without regulatory approval. There are generally no restrictions on the payment of dividends by our non-insurance subsidiaries. In addition, the terms of our borrowing arrangements may limit our ability to pay cash dividends to our stockholders.

On February 22, 2010, the Company's Board of Directors declared a one-time, special cash dividend of $2.00 per share, which is expected to be approximately $34.5 million in the aggregate, and a regular quarterly cash dividend, both to be paid March 31, 2010 to shareholders of record at the close of business on March 15, 2010. The special dividend will be funded in part from borrowings under the Company's credit agreement. The Company has obtained a waiver from its lender through May 1, 2010 to permit the payment of the dividend. The Company determined the temporary waiver was required as it related to the special cash dividend declared by the Company's Board of Directors on February 22, 2010 since the Company intends to fund a portion of the special dividend through borrowings under its credit agreement. The Company is negotiating with its lender to amend its credit agreement so that the dividend payment will not result in a violation of the credit agreement once the waiver period expires and anticipates completing such amendment prior to the expiration for the waiver period.

Stock Performance Graph

The following graph compares the total return, based on share price, of an investment of $100.00 in our common stock from October 18, 2006, the date our common stock first became publicly traded on the New York Stock Exchange, through December 31, 2009 with the New York Stock Exchange Composite and the New York Stock Exchange Financial indices. All values assume reinvestment of the full amount of all dividends. This information is provided in accordance with Securities and Exchange Commission requirements and is not necessarily indicative of future results.



$140.00
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$0.00
10/18/2006
12/31/2006
3/31/2007
6/30/2007
9/30/2007
12/31/2007
3/31/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
6/30/2009
9/30/2009
12/31/2009
First Mercury Financial Corporation
New York Stock Exchange Composite Index
New York Stock Exchange Financial Index

(Includes reinvestment of dividends)

	Indexed Returns				
	Oct. 18, 2006	Dec 2006	Dec 2007	Dec 2008	Dec 2009
First Mercury Financial Corporation	100.00	120.62	125.13	73.13	70.69
NYSE Composite Index	100.00	105.48	112.43	66.45	82.93
NYSE Financial Index	100.00	104.88	91.14	42.26	51.84

Share Repurchase Program

On August 20, 2009, the Board of Directors of the Company authorized a share repurchase plan to purchase up to 1.0 million shares of common stock through open market or privately negotiated transactions. The repurchase program expires on August 20, 2010. During the twelve months ended December 31, 2009, the Company did not repurchase any shares of common stock under this new share repurchase program. Shares purchased under the program are retired and returned to the status of authorized but unissued shares.

The Company's prior share repurchase program, announced in August 2008, authorized the repurchase of up to 1.5 million shares of the Company's outstanding common stock. As of August 7, 2009, the Company had repurchased 100 percent, or 1.5 million, of the total shares authorized for repurchase for approximately $19.0 million.

The Company did not purchase any shares of common stock during the three months ended December 31, 2009.

ITEM 6. SELECTED FINANCIAL DATA

The table shown below presents our selected historical consolidated financial and other data for the five years ended December 31, 2009, which have been derived from our audited consolidated financial statements. The historical consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated annual financial statements and accompanying notes included elsewhere in this Annual Report on Form 10-K.

On August 17, 2005, we completed a transaction in which we formed a holding company ("Holdings") to purchase shares of our common stock from certain FMFC stockholders, and to exchange shares and options with the remaining stockholders of FMFC. As a result of this transaction, Glencoe Capital, LLC became the majority stockholder of Holdings and Holdings became the controlling stockholder of FMFC. The purchase and exchange of shares was financed by the issuance of $65.0 million aggregate principal amount of senior rate notes by Holdings. As a result of this acquisition and resulting purchase accounting adjustments, the results of operations for periods prior to August 17, 2005 are not comparable to periods subsequent to that date. Holdings was merged into FMFC on October 16, 2006 and the senior notes were repaid in full with a portion of the net proceeds from our initial public offering.

The selected historical consolidated financial and other data presented below for the period from January 1, 2005 through August 16, 2005 (Predecessor), for the period from August 17, 2005 through December 31, 2005 (Successor), and for the years ended December 31, 2006 (Successor), December 31, 2007 (Successor), December 31, 2008 (Successor) and December 31, 2009 (Successor) have been derived from our audited consolidated financial statements.

On June 27, 2008, the Company sold all of the outstanding capital stock of American Risk Pooling Consultants, Inc. ("ARPCO"). The results of ARPCO's operations are presented as Discontinued Operations in the Consolidated Statements of Income.

	Successor					Predecessor
		Year Ended December 31,			August 17, 2005 to December 31,	January 1, 2005 to August 16,
	2009	2008	2007	2006	2005	2005
	(Dollars in thousands, except for share and per share data)					
Income Statement Data:						
Direct and assumed written premiums	$ 344,418	$ 321,276	$ 271,501	$ 218,181	$ 71,040	$ 104,856
Net written premiums	224,505	219,951	155,572	142,926	37,228	68,473
Net earned premiums	232,002	193,744	169,139	110,570	40,146	57,576
Commissions and fees	31,998	20,989	5,343	6,455	8,029	8,826
Net investment income	29,332	21,633	16,295	9,713	2,629	4,119
Net realized gains (losses) on investments (1)	28,006	(16,589)	786	1,137	278	(58)
OTTI losses on investments (1)	(669)	(4,098)	(184)	(620)	-	-
Total operating revenues	320,669	215,679	191,379	127,255	51,082	70,463
Losses and loss adjustment expenses, net	148,349	107,840	88,073	56,208	27,022	28,072
Amortization of deferred acquisition expenses	54,610	41,164	30,706	16,358	7,954	12,676
Underwriting, agency, and other expenses	44,852	34,355	10,328	9,989	4,204	5,709
Amortization of intangible assets	2,247	2,038	667	711	434	732
Total operating expenses	250,058	185,397	129,774	83,266	39,614	47,189
Operating income	70,611	30,282	61,605	43,989	11,468	23,274
Interest expense	5,683	5,820	4,453	16,615	3,980	1,519
Income from continuing operations before income taxes	65,329	24,150	56,593	27,414	7,822	21,985
Income taxes	20,966	6,414	18,922	9,285	3,291	7,106
Income from continuing operations	44,363	17,736	37,671	18,129	4,531	14,879
Income from discontinued operations (2)	-	23,105	4,060	3,740	2,181	1,244
Net income	44,363	40,841	41,731	21,869	6,712	16,123
Basic Net Income Per Share: (3)						
Income from continuing operations	$ 2.53	$ 0.98	$ 2.13	$ 2.19	$ 0.77	$ 1.02
Income from discontinued operations	$ -	$ 1.27	$ 0.23	$ 0.54	$ 0.53	$ 0.10
Total	$ 2.53	$ 2.25	$ 2.36	$ 2.73	$ 1.30	$ 1.12
Diluted Net Income Per Share: (3)						
Income from continuing operations	$ 2.48	$ 0.95	$ 2.03	$ 1.31	$ 0.38	$ 0.74
Income from discontinued operations	$ -	$ 1.23	$ 0.22	$ 0.27	$ 0.18	$ 0.06
Total	$ 2.48	$ 2.18	$ 2.25	$ 1.58	$ 0.56	$ 0.80
Weighted average shares outstanding, basic	17,407,510	18,129,386	17,710,080	6,907,905	4,146,045	12,536,224
Weighted average shares outstanding, diluted	17,746,613	18,674,689	18,551,362	13,831,649	12,044,004	20,093,596
GAAP Underwriting Ratios:						
Loss ratio (4)	63.9%	55.7%	52.1%	50.8%	67.3%	48.8%
Expense ratio (5)	31.0%	28.0%	20.4%	16.9%	8.7%	18.3%
Combined ratio (6)	94.9%	83.7%	72.5%	67.7%	76.0%	67.1%
Balance Sheet Data:						
Total investments	699,490	543,030	459,288	297,841	211,025	202,013
Total assets	1,157,593	943,653	747,284	512,933	365,597	321,863
Loss and loss adjustment expense reserves	488,444	372,721	272,365	191,013	113,864	92,153
Unearned premium reserves (7)	146,773	147,849	123,469	91,803	84,476	77,778
Long-term debt	67,013	67,013	67,013	46,394	85,620	27,535
Total stockholders' equity	316,084	261,637	229,380	172,738	64,327	106,908
Other Data:						
Annual return on average stockholders' equity	15.3%	16.6%	20.8%	23.6%	29.0%	26.0%
Debt to total capitalization ratio	18.3%	20.4%	22.6%	21.2%	57.1%	20.5%

(1) Prior period amounts were reclassified to conform to current period's presentation.
(2) ARPCO has been reclassified as discontinued operations.
(3) Net income per share and weighted average shares outstanding reflect a 925-for-1 stock split of our common stock which occurred prior to the completion of our initial public offering in October 2006.
(4) Loss ratio is defined as the ratio of incurred losses and loss adjustment expenses to net earned premiums.
(5) Expense ratio is defined as the ratio of (i) the amortization of deferred acquisition expenses plus other operating expenses, less expenses related to insurance services operations, less commissions and fee income related to underwriting operations to (ii) net earned premiums.
(6) Combined ratio is the sum of the loss ratio and the expense ratio.
(7) Unearned premium reserves are established for the portion of premiums that is allocable to the unexpired portion of the policy term.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Form10-K. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors described in "Risk Factors" under Item 1A and elsewhere in this report that could cause actual results to differ materially from those expected in, or implied by, those forward looking statements. We undertake no obligation to update these forward-looking statements.

Overview

We are a provider of insurance products and services to the specialty commercial insurance markets, primarily focusing on niche and underserved segments where we believe that we have underwriting expertise and other competitive advantages. During our 36 years of underwriting security risks, we have established CoverX ® as a recognized brand among insurance agents and brokers and have developed significant underwriting expertise and a cost-efficient infrastructure. Over the last nine years, we have leveraged our brand, expertise and infrastructure to expand into other specialty classes of business, particularly focusing on smaller accounts that receive less attention from competitors.

First Mercury Financial Corporation ("FMFC") is a holding company for our operating subsidiaries. Our operations are conducted with the goal of producing overall profits by strategically balancing underwriting profits from our insurance subsidiaries with the commissions and fee income generated by our non-insurance subsidiaries. FMFC's principal operating subsidiaries are CoverX Corporation ("CoverX"), First Mercury Insurance Company ("FMIC"), First Mercury Casualty Company ("FMCC), First Mercury Emerald Insurance Services, Inc. ("FM Emerald), and American Management Corporation ("AMC").

CoverX markets, produces and binds insurance policies pursuant to guidelines that we establish and for which we retain risk and receive premiums. As a wholesale insurance broker, CoverX markets our insurance policies through a nationwide network of wholesale and retail insurance brokers who then distribute these policies through retail insurance brokers. CoverX also provides services with respect to the insurance policies it markets in that it reviews the applications submitted for insurance coverage, decides whether to accept all or part of the coverage requested and determines applicable premiums based on guidelines that we provide. CoverX receives commissions from affiliated insurance companies, reinsurers, and non-affiliated insurers as well as policy fees from wholesale and retail insurance brokers.

FM Emerald is a wholesale insurance agency producing commercial lines business on primarily an excess and surplus lines basis for CoverX via a producer agreement. As a wholesale insurance agency, FM Emerald markets insurance products for CoverX through a nationwide network of wholesale and retail insurance brokers who then distribute these products through retail insurance brokers.

FMIC and FMCC are two of our insurance subsidiaries. FMIC writes substantially all the policies produced by CoverX. FMCC provides reinsurance to FMIC. FMIC and FMCC have entered into an intercompany pooling reinsurance agreement wherein all premiums, losses and expenses of FMIC and FMCC, including all past liabilities, are combined and apportioned between FMIC and FMCC in accordance with fixed percentages. FMIC also provides claims handling and adjustment services for policies produced by CoverX and directly written by third parties.

On June 27, 2008, the Company sold all of the outstanding capital stock of American Risk Pooling Consultants, Inc. ("ARPCO"). The results of ARPCO's operations are presented as Discontinued Operations in the Consolidated Statements of Income. ARPCO provided third party administrative services for risk sharing pools of governmental entity risks, including underwriting, claims, loss control and reinsurance services. ARPCO was solely a fee-based business and received fees for these services and commissions on excess per occurrence insurance placed in the commercial market with third party companies on behalf of the pools.

On February 1, 2008, we acquired 100% of the issued and outstanding common stock of American Management Corporation. AMC is a managing general agency writing primarily commercial lines package policies focused primarily on the niche fuel-related marketplace. AMC distributes these insurance policies through a nationwide distribution system of independent general agencies. AMC underwrites these policies for third party insurance carriers and receives commission income for its services. AMC also provides claims handling and adjustment services for policies produced by AMC and directly written for third parties. In addition, AMC owns and operates American Underwriters Insurance Company ("AUIC"), a single state, non-standard auto insurance company domiciled in the state of Arkansas, and AMC Re, Inc. ("AMC Re"), a captive reinsurer incorporated under the provisions of the laws of Arkansas. Effective July 1, 2008, FMIC and AUIC entered into an intercompany reinsurance agreement wherein all premiums and losses of AUIC, including all past liabilities, are 100% assumed by FMIC.

GAAP and Non-GAAP Financial Performance Metrics

Throughout this report, we present our operations in the way we believe will be most meaningful, useful, and transparent to anyone using this financial information to evaluate our performance. In addition to the GAAP (generally accepted accounting principles in the United States of America) presentation of net income and certain statutory reporting information, we show certain non-GAAP financial and other performance measures that we believe are valuable in managing our business and drawing comparisons to our peers. These measures are gross written premiums, net written premiums, and combined ratio.

Following is a list of performance measures found throughout this report with their definitions, relationships to GAAP measures, and explanations of their importance to our operations:

Gross written premiums. While net earned premiums is the related GAAP measure used in the statements of earnings, gross written premiums is the component of net earned premiums that measures insurance business produced before the impact of ceding reinsurance premiums, but without respect to when those premiums will be recognized as actual revenue. We use this measure as an overall gauge of gross business volume in our insurance underwriting operations with some indication of profit potential subject to the levels of our retentions, expenses, and loss costs.

Net written premiums. While net earned premiums is the related GAAP measure used in the statements of earnings, net written premiums is the component of net earned premiums that measures the difference between gross written premiums and the impact of ceding reinsurance premiums, but without respect to when those premiums will be recognized as actual revenue. We use this measure as an indication of retained or net business volume in our insurance underwriting operations. It is an indicator of future earnings potential subject to our expenses and loss costs.

Combined ratio. This ratio is a common insurance industry measure of profitability for any underwriting operation, and is calculated in two components. First, the loss ratio is losses and loss adjustment expenses divided by net earned premiums. The second component, the expense ratio, reflects the sum of policy acquisition costs and insurance operating expenses, net of insurance underwriting commissions and fees, divided by net earned premiums. The sum of the loss and expense ratios is the combined ratio. The difference between the combined ratio and 100 reflects the per-dollar rate of underwriting income or loss. For example, a combined ratio of 85 implies that for every $100 of premium we earn, we record $15 of pre-tax underwriting income.

Critical Accounting Policies

The critical accounting policies discussed below are important to the portrayal of our financial condition and results of operations and require us to exercise significant judgment. We use significant judgments concerning future results and developments in making these critical accounting estimates and in preparing our consolidated financial statements. These judgments and estimates affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of material contingent assets and liabilities. We evaluate our estimates on a continual basis using information that we believe to be relevant. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements.

Use of Estimates

In preparing our consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, and revenues and expenses reported for the periods then ended. Actual results may differ from those estimates. Material estimates that are susceptible to significant change in the near term relate primarily to the determination of the reserves for losses and loss adjustment expenses and valuation of investments, intangible assets and goodwill.

Loss and Loss Adjustment Expense Reserves

The reserves for losses and loss adjustment expenses represent our estimated ultimate costs of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. Our reserves reflect our estimates at a given time of amounts that we expect to pay for losses that have been reported, which are referred to as Case reserves, and losses that have been incurred but not reported and the expected development of losses and allocated loss adjustment expenses on reported cases, which are referred to as IBNR reserves. We do not discount the reserves for losses and loss adjustment expenses for the time value of money.

We allocate the applicable portion of our estimated loss and loss adjustment expense reserves to amounts recoverable from reinsurers under ceded reinsurance contracts and report those amounts separately from our loss and loss adjustment expense reserves as an asset on our balance sheet.

The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process, requiring the use of informed estimates and judgments. Our loss and loss adjustment expense reserves do not represent an exact measurement of liability, but are our estimates based upon various factors, including:

- actuarial projections of what we, at a given time, expect to be the cost of the ultimate settlement and administration of claims reflecting facts and circumstances then known;
- estimates of future trends in claims severity and frequency;
- assessment of asserted theories of liability; and
- analysis of other factors, such as variables in claims handling procedures, economic factors, and judicial and legislative trends and actions.

Most or all of these factors are not directly or precisely quantifiable, particularly on a prospective basis, and are subject to a significant degree of variability over time. In addition, the establishment of loss and loss adjustment expense reserves makes no provision for the broadening of coverage by legislative action or judicial interpretation or for the extraordinary future emergence of new types of losses not sufficiently represented in our historical experience or which cannot yet be quantified. Accordingly, the ultimate liability may be more or less than the current estimate. The effects of changes in the estimated reserves are included in the results of operations in the period in which the estimate is revised.

Our reserves consist of reserves for property and liability losses, consistent with the coverages provided for in the insurance policies directly written or assumed by the Company under reinsurance contracts. In many cases, several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions and may, in fact, vary significantly from our assumptions. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We continually review our estimates and adjust them as we believe appropriate as our experience develops or new information becomes known to us.

When a claim is reported to us, our claims process includes completing a case-basis valuation and establishing a case reserve for the estimated amount of the ultimate payment as soon as practicable after receiving notice of a claim and after it has sufficient information to form a judgment about the probable ultimate losses and loss adjustment expenses associated with that claim.

We take into consideration the facts and circumstances for each claim filed as then known by our claims department, as well as actuarial estimates of aggregate unpaid losses and loss expenses based on our experience and industry data, and expected future trends in loss costs. The amount of unpaid losses and loss adjustment expense for reported claims, which we refer to as case reserves, is based primarily upon a claim by claim evaluation of coverage, and an evaluation of the following factors:

- the type of loss;
- the severity of injury or damage;
- our knowledge of the circumstances surrounding the claim;
- jurisdiction of the occurrence;
- policy provisions related to the claim;
- expenses intended to cover the ultimate cost of settling claims, including investigation and defense of lawsuits resulting from such claims, costs of outside adjusters and experts, and all other expenses which are identified to the case; and
- any other information considered pertinent to estimating the indemnity and expense exposure presented by the claim.

Our claims process includes updating the case-basis valuations continuously to incorporate new information. We also use actuarial analyses to estimate both the costs of losses and allocated loss adjustment expenses that have been incurred but not reported to us and the expected development of costs of losses and loss adjustment expenses on reported cases.

We determine IBNR reserve estimates separately for our security, specialty, contract underwriting and FM Emerald classes. For security classes, our IBNR reserve estimates are determined using our actual historical loss and loss adjustment expense experience and reporting patterns from our loss and loss adjustment expense database which covers the last 25 years. For specialty, for which we have nine years of historical data, our estimates give significant weight to industry loss and loss adjustment expense costs, and industry reporting patterns applicable to our classes in combination with our actual paid and incurred loss and loss adjustment expense reporting patterns. For other classes for which we have four years or less of historical data, our estimates give significant weight to industry loss and loss adjustment expense costs, industry reporting patterns applicable to our classes, and historical data when available in combination with our actual paid and incurred loss and loss adjustment expense reporting patterns. Our estimates also include estimates of future trends that may affect the frequency of claims and changes in the average cost of potential future claims.

We also estimate bulk reserves for our unallocated loss adjustment expenses not specifically identified to a particular claim, namely our internal claims department salaries and associated general overhead and administrative expenses associated with the adjustment and processing of claims. These estimates, which are referred to as ULAE reserves, are based on internal cost studies and analyses reflecting the relationship of unallocated loss adjustment expenses paid to actual paid and incurred losses. We select factors that are applied to case reserves and to IBNR reserve estimates in order to estimate the amount of unallocated loss reserves applicable to estimated loss reserves at the balance sheet date.

Our reserves for losses and loss adjustment expenses at December 31, 2009, 2008, and 2007, gross and net of ceded reinsurance were as follows:

	December 31,		
	2009	2008	2007
		(Dollars in thousands)	
Gross			
Case reserves	$ 125,561	$ 91,057	$ 69,699
IBNR and ULAE reserves	362,883	281,664	202,666
Total reserves	$ 488,444	$ 372,721	$ 272,365
Net of reinsurance			
Case reserves	$ 83,911	$ 62,497	$ 52,668
IBNR and ULAE reserves	240,045	181,672	128,253
Total	$ 323,956	$ 244,169	$ 180,921

We utilize accepted actuarial methods to arrive at our loss and loss adjustment expense IBNR reserve estimates. The determination of our best estimate of ultimate loss and loss adjustment expenses and IBNR reserves requires significant actuarial analysis and judgment, both in application of these methods and in the use of the results of these methods. The principal methods we use include:

- The Loss Development Method – based on paid and reported losses and loss adjustment expenses and loss and loss adjustment expense reporting and payment and reporting patterns; and

- The Bornhuetter-Ferguson Method – based on paid and reported losses and loss adjustment expenses, expected loss and loss adjustment expense ratios, and loss and loss adjustment expense reporting and payment and reporting patterns; and

- The Cape Cod Method – expected losses for one accident year being estimated based on the loss results for the other accident years, trended to the level of the accident year being estimated; and

- The Expected Loss Ratio Method – based on historical or industry experience, adjusted for changes in premium rates, coverage restrictions and estimated loss cost trends; and

- The Frequency-Severity Method – based on reported and anticipated claim counts and projected average claim severities.

Our estimates give different weight to each of these methods based upon the amount of historical experience data we have and our judgments as to what method will result in the most accurate estimate. The application of each method for our various classes may change in the future if we determine a different emphasis for each method would result in more accurate estimates.

We apply these methods to net paid and incurred loss and loss adjustment expense and net earned premium information after ceding reinsurance to determine ultimate net loss and loss adjustment expense and net IBNR reserves. We determine our ceded IBNR reserves applicable to quota share reinsurance based on the ultimate net loss and loss adjustment expense ratios determined in the estimation of our net IBNR reserves. Ceded IBNR reserves applicable to excess of loss reinsurance are based on industry and company experience factors applicable to the excess coverage layers. Ceded case reserves are allocated based on monthly or quarterly reinsurance settlement reports prepared in accordance with the reporting and settlement terms of the ceded reinsurance contracts.

For security classes where we have many years of historical experience data, we perform quarterly analyses of the payment and reporting patterns of losses and loss adjustment expenses as well as reported and closed claims by accident year for security guard, alarm, and safety equipment sub-classes. We have generally relied primarily on the Loss Development Method in calculating ultimate losses and loss adjustment expenses for the more mature accident years, applying our historical loss and loss adjustment expense reporting patterns to paid and incurred losses and loss adjustment expenses reported to date by accident year to estimate ultimate loss and loss adjustment expense reserves. Our reserve estimates for the more recent, less mature accident years have relied more on the Bornhuetter-Ferguson and Cape Cod Methods to calculate ultimate loss and loss adjustment expense and IBNR reserves. Although we have calculated the results from the Expected Loss Ratio Method for the less mature years, we have not relied significantly on this method due to the more meaningful results of the other methods we have used for security classes.

For the specialty, contract underwriting, FM Emerald and other classes, we have relied primarily on the Bornhuetter-Ferguson Method in calculating our quarterly reserve estimates. Although we use the Loss Development Method, we have not relied significantly on it as we are still building our experience database. We have also used the Expected Loss Ratio Method, which we have developed from industry loss cost information, adjusted for changes in premium rates, coverage restrictions, and estimated loss cost trends.

Our reserve analysis determines a point estimate rather than a range of reserve estimates. We do not compute estimated ranges of loss reserves.

We review loss and loss adjustment expense reserves on a quarterly basis. Actuarial loss reserves analyses and reports are prepared and are reviewed by management for all business classes and accident years on a quarterly basis. Annual actuarial Statements of Opinion on the reserves of our insurance subsidiaries are also prepared as of December 31, in accordance with insurance regulatory requirements. The carried reserves reflect management's best estimate of the outstanding losses and loss adjustment expense liabilities after review of the actuarial analyses and Statements of Actuarial Opinion.

During the first two quarters of an accident year, for all classes, we have used the Expected Loss Ratio Method based on the previous year end estimates for the previous accident year, adjusted for estimated changes in premium rates, coverage restrictions and estimated loss cost trends. We monitor emerging loss experience monthly and make adjustments to the current accident year expected loss ratio as we believe appropriate. Throughout the year we also compare actual emerging loss development on prior accident years to expected loss development included in our prior accident years' loss reserve estimates and make quarterly interim adjustments to prior years' reserve estimates during interim reporting periods as we believe appropriate.

Our loss and loss adjustment expense reserves do not represent an exact measurement of liability, but are estimates. Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions. The most significant assumptions affecting our IBNR reserve estimates are expected loss and loss adjustment expense ratios, and expected loss and loss adjustment expense reporting patterns. These vary by underwriting class, sub-classes, and accident years, and are subject to uncertainty and variability with respect to any individual accident year and sub-class. Generally, the reserves for the most recent accident years depend heavily on both assumptions. The most recent accident years are characterized by more unreported losses and less information available for settling claims, and have more inherent uncertainty than the reserve estimates for more mature accident years. The more mature accident years depend more on expected loss and loss expense reporting patterns.

The following sensitivity analysis represents reasonably likely levels of variability in these assumptions in the aggregate. Individual classes and sub-classes and accident years have different degrees of variability in both assumptions and it is not reasonably likely that each assumption for each sub-class and accident year would vary in the same direction and to the same extent in the same reporting period. We believe the most meaningful approach to the sensitivity analysis is to vary the ultimate loss and loss adjustment expense estimates that result from application of the assumptions. We apply this approach on an accident year basis, reflecting the reasonably likely differences in variability by level of maturity of the underlying loss experience for each accident year, using variability factors of plus or minus 10% for the most recent accident year, 5% for the preceding accident year, and 2.5% for the second preceding accident year. This parameterization of the sensitivity analysis corresponds to the relative uncertainty, by accident year, of our reserve estimates.

The following table includes net ultimate loss and loss adjustment expense amounts by accident year for the year ended December 31, 2009. The use of net of ceded reinsurance amounts is most meaningful since the vast majority of our ceded reinsurance is on a quota share basis. We have applied the sensitivity factors to each accident year amount and have calculated the amount of potential net reserve change and the impact on 2009 reported pre-tax income and on net income and stockholders' equity at December 31, 2009. We do not believe it is appropriate to sum the illustrated amounts as it is not reasonably likely that each accident year's reserve estimate assumptions will vary simultaneously in the same direction to the full extent of the sensitivity factor.

	Ultimate Loss and LAE Sensitivity Factor	December 31, 2009 Ultimate Losses and LAE Net of Ceded Reinsurance	Potential Impact on 2009 Pre-Tax Income	Potential Impact on 2009 Net Income and December 31, 2009 Stockholders' Equity
		(Dollars in thousands)		
Increased Ultimate Losses & LAE				
Accident Year 2009	10.00 %	$ 154,020	$ (15,402)	$ (10,011)
Accident Year 2008	5.00	112,685	(5,634)	(3,662)
Accident Year 2007	2.50	76,100	(1,903)	(1,237)
Decreased Ultimate Losses & LAE				
Accident Year 2009	(10.00) %	$ 154,020	$ 15,402	$ 10,011
Accident Year 2008	(5.00)	112,685	5,634	3,662
Accident Year 2007	(2.50)	76,100	1,903	1,237

Revenue Recognition

Premiums. Premiums are recognized as earned using the daily pro rata method over the terms of the policies. When premium rates change, the effect of those changes will not immediately affect earned premium. Rather, those changes will be recognized ratably over the period of coverage. Unearned premiums represent the portion of premiums written that relate to the unexpired terms of policies-in-force. As policies expire, we audit those policies comparing the estimated premium rating units that were used to set the initial premium to the actual premiums rating units for the period and adjust the premiums accordingly. Premium adjustments identified as a result of these audits are recognized as earned when identified.

The Company underwrote a retroactive loss portfolio transfer ("LPT") contract during 2009 in which the insured loss events occurred prior to the inception of the contract. This contract was evaluated to determine whether it met the established criteria for reinsurance accounting. When reinsurance accounting is appropriate, written premiums are fully earned and corresponding losses and loss expenses recognized at the inception of the contract. These contracts can cause significant variances in gross written premiums, net written premiums, net earned premiums, and net incurred losses in the years in which they are written. Reinsurance contracts sold not meeting the established criteria for reinsurance accounting are recorded using the deposit method. The Company has no LPT contracts that are accounted for using the deposit method.

Commissions and Fees. Wholesale agency commissions and fee income from unaffiliated companies are earned at the effective date of the related insurance policies produced or as services are provided under the terms of the administrative and service provider contracts. Related commissions to retail agencies are concurrently expensed at the effective date of the related insurance policies produced. Profit sharing commissions due from certain insurance and reinsurance companies, based on losses and loss adjustment expense experience, are earned when determined and communicated by the applicable contract.

Investments

Our marketable investment securities, including fixed maturity and equity securities, and short-term investments, are classified as available-for-sale and, as a result, are reported at market value. The changes in the fair value of these investments are recorded as a component of Other comprehensive income (loss). Convertible securities are accounted for under the accounting guidance for hybrid securities whereby changes in fair value are reflected in Net realized gains (losses) on investments in the Consolidated Statements of Income. Alternative investments consist of our investments in limited partnerships, which invest in high yield convertible securities and distressed structured finance products. At the date of inception, we elected the fair value accounting option for these alternative investments in accordance with FASB guidance, whereby changes in fair value are reflected in Net investment income and Net realized gains (losses) on investments in the Consolidated Statements of Income.

FASB guidance establishes a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity ("observable inputs") and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances ("unobservable inputs"). The estimated fair values of the Company's fixed income securities, convertible bonds, and equity securities are based on prices provided by an independent, nationally recognized pricing service. The prices provided by this service are based on quoted market prices, when available, non-binding broker quotes, or matrix pricing. The independent pricing service provides a single price or quote per security and the Company does not adjust security prices, except as otherwise disclosed. The Company obtains an understanding of the methods, models and inputs used by the independent pricing service, and has controls in place to validate that amounts provided represent fair values, consistent with this standard. The Company's controls include, but are not limited to, initial and ongoing evaluation of the methodologies used by the independent pricing service, a review of specific securities and an assessment for proper classification within the fair value hierarchy. The hierarchy level assigned to each security in our available-for-sale, hybrid securities, and alternative investments portfolios is based on our assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 - Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair values of fixed maturity and equity securities and short-term investments included in the Level 1 category were based on quoted prices that are readily and regularly available in an active market. The Level 1 category includes publicly traded equity securities, highly liquid U.S. Government notes, treasury bills and mortgage-backed securities issued by the Government National Mortgage Association; highly liquid cash management funds; and short-term certificates of deposit.

- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The fair value of fixed maturity and equity securities and short-term investments included in the Level 2 category were based on the market values obtained from an independent pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other market information and price quotes from well established independent broker-dealers. The independent pricing service monitors market indicators, industry and economic events, and for broker-quoted only securities, obtains quotes from market makers or broker-dealers that it recognizes to be market participants. The Level 2 category includes corporate bonds, municipal bonds, redeemable preferred stocks and certain publicly traded common stocks with no trades on the measurement date.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

If the inputs used to measure fair value fall in different levels of the fair value hierarchy, a financial security's hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. A number of our investment grade corporate bonds are frequently traded in active markets and traded market prices for these securities existed at December 31, 2009. These securities were classified as Level 2 at December 31, 2009 because our third party pricing service uses valuation models which use observable market inputs in addition to traded prices.

Premiums and discounts are amortized or accreted over the life of the related debt security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Impairment of Investment Securities

Impairment of investment securities results when a market decline below cost is other-than-temporary. The other-than-temporary write down is separated into an amount representing the credit loss which is recognized in earnings and the amount related to all other factors which is recorded in Other comprehensive income. Management regularly reviews our fixed maturity securities portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. Factors considered in evaluating potential impairment include, but are not limited to, the current fair value as compared to cost or amortized cost of the security, as appropriate, the length of time the investment has been below cost or amortized cost and by how much, our intent to sell a security and whether it is more-likely-than-not we will be required to sell the security before the recovery of our amortized cost basis, and specific credit issues related to the issuer and current economic conditions. Other-than-temporary impairment losses result in a reduction of the cost basis of the underlying investment. Significant changes in these factors we consider when evaluating investments for impairment losses could result in additional impairment losses reported in the consolidated financial statements.

With respect to securities where the decline in value is determined to be temporary and the security's value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information and market conditions. Management of the Company's investment portfolio is outsourced to third party investment managers which is directed and monitored by our investment committee. While these investment managers may, at a given point in time, believe that the preferred course of action is to hold securities with unrealized losses that are considered temporary until such losses are recovered, the dynamic nature of the portfolio management may result in a subsequent decision to sell the security and realize the loss, based upon a change in market and other factors described above. The Company believes that subsequent decisions to sell such securities are consistent with the classification of the Company's portfolio as available-for-sale.

Investment managers are required to notify management of rating agency downgrades of securities in their portfolios as well as any potential investment valuation issues no later than the end of each quarter. Investment managers are also required to notify management, and receive prior approval, prior to the execution of a transaction or series of related transactions that may result in a realized loss above a certain threshold. Additionally, investment managers are required to notify management, and receive approval, prior to the execution of a transaction or series of related transactions that may result in any realized loss up until a certain period beyond the close of a quarterly accounting period.

Under current accounting standards, an OTTI write-down of debt securities, where fair value is below amortized cost, is triggered in circumstances where (1) an entity has the intent to sell a security, (2) it is more-likely-than-not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more-likely-than-not the entity will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the difference between the security's amortized cost and its fair value. If an entity does not intend to sell the security or it is not more-likely-than-not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in Other comprehensive income.

Deferred Policy Acquisition Costs

Policy acquisition costs related to direct and assumed premiums consist of commissions, underwriting, policy issuance, and other costs that vary with and are primarily related to the production of new and renewal business, and are deferred, subject to ultimate recoverability, and expensed over the period in which the related premiums are earned. Investment income is included in the calculation of ultimate recoverability.

Goodwill and Intangible Assets

In accordance with the accounting guidance for goodwill and intangible assets that are not subject to amortization, these intangible assets shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test for goodwill shall consist of a comparison of the fair value of the goodwill with the carrying amount of the reporting unit to which it is assigned. The impairment test for intangible assets shall consist of a comparison of the fair value of the intangible assets with their carrying amounts. If the carrying amount of the goodwill or intangible assets exceeds their fair value, an impairment loss shall be recognized in an amount equal to that excess.

In accordance with the accounting guidance for the impairment or disposal of long-lived assets, the carrying value of long-lived assets, including amortizable intangibles and property and equipment, are evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Impairment is deemed to have occurred if projected undiscounted cash flows associated with an asset are less than the carrying value of the asset. The estimated cash flows include management's assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. The amount of the impairment loss recognized is equal to the excess of the carrying value of the asset over its then estimated fair value.

The Company determines the fair value of the reporting unit for goodwill impairment testing based on a discounted cash flow model. The Company determines the fair value of its indefinite-lived trade-name through the relief from royalty income valuation approach. The Company determines the fair value of its indefinite-lived state insurance licenses through the market valuation approach. The impairment analyses for goodwill and indefinite-lived intangibles indicated that impairment was not avoided by a narrow margin.

All of the Company's goodwill is allocated to the reporting unit of AMC since AMC has its own distinct business platform with discrete financial information. The Company acquired AMC to gain access to an established and experienced specialty admitted underwriting franchise with a definable niche market. The expertise of AMC's specialty admitted underwriting franchise is not significantly correlated to our existing underwriting operations and we did not allocate any goodwill to our existing insurance underwriting operations based on this fact.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table summarizes our results for the years ended December 31, 2009 and 2008:

	Year Ended December 31,		
	2009	**2008**	**Change**
	(Dollars in thousands)		
Operating Revenue			
Net earned premiums	$ 232,002	$ 193,744	20 %
Commissions and fees	31,998	20,989	52
Net investment income	29,332	21,633	36
Net realized gains (losses) on investments	28,006	(16,589)	269
Other-than-temporary impairment losses on investments	(669)	(4,098)	(84)
Total Operating Revenues	320,669	215,679	49
Operating Expenses			
Losses and loss adjustment expenses, net	148,349	107,840	38
Amortization of intangible assets	2,247	2,038	10
Other operating expenses	99,462	75,519	32
Total Operating Expenses	250,058	185,397	35
Operating Income	70,611	30,282	133
Interest Expense	5,282	6,132	(14)
Income From Continuing Operations Before Income Taxes	65,329	24,150	171
Income Taxes	20,966	6,414	227
Income From Continuing Operations	44,363	17,736	150
Income From Discontinued Operations, Net of Income Taxes	-	23,105	(100)
Net Income	$ 44,363	$ 40,841	9 %
Loss Ratio	63.9%	55.7%	8.2 points
Underwriting Expense Ratio	31.0%	28.0%	3.0 points
Combined Ratio	94.9%	83.7%	11.2 points

Operating Revenue

Net Written and Earned Premiums

	Year Ended December 31,		
	2009	2008	Change
	(Dollars in thousands)		
Written premiums			
Direct	$ 300,866	$ 303,539	(1) %
Assumed	43,552	17,737	146
Ceded	(119,913)	(101,325)	18
Net written premiums	$ 224,505	$ 219,951	2 %
Earned premiums			
Direct	$ 302,392	$ 281,897	7 %
Assumed	43,102	16,733	158
Ceded	(111,460)	(105,122)	6
Earned but unbilled premiums	(2,032)	236	(961)
Net earned premiums	$ 232,002	$ 193,744	20 %

Direct written premiums decreased 1% and direct earned premiums increased $20.5 million, or 7%, primarily due to increases in production from the Company's FM Emerald, Contract Underwriting and Other underwriting platforms offset by decreases in premium production from the Company's Security and Specialty underwriting platforms during the year ended December 31, 2009.

Assumed written premiums increased $25.8 million, or 146%, and assumed earned premiums increased $26.4 million, or 158%. The increase in assumed written and earned premiums is primarily due to an assumed reinsurance transaction that resulted in the recognition of $25.3 million of assumed written premium that was fully earned at the inception of the reinsurance contract.

Ceded written premiums increased $18.6 million, or 18%, and ceded earned premiums increased $6.3 million, or 6%, for the year ended December 31, 2009 compared to the year ended December 31, 2008. Ceded written premiums increased to 34.8% of direct and assumed written premiums during the year ended December 31, 2009 compared to 31.5% of direct and assumed written premiums during the year ended December 31, 2008 principally due to purchasing more quota share reinsurance during the year ended December 31, 2009 for the Company's primary casualty business compared to the same period of 2008. The increase in quota share cessions was partially offset by an assumed reinsurance transaction that was fully retained by the Company and by lower cessions under our excess of loss treaties during the year ended December 31, 2009 and the elimination of a 50% quota share on a contract underwriting class of business during the fourth quarter of 2008, which impacted the year ended December 31, 2009.

Earned but unbilled premiums decreased $2.3 million, or 961%, primarily due to the net earned premiums subject to audit for the year ended December 31, 2009 decreasing compared to the net premiums earned subject to audit during the year ended December 31, 2008.

Commissions and Fees

	Year Ended December 31,		
	2009	2008	Change
	(Dollars in thousands)		
Insurance underwriting commissions and fees	$ 5,501	$ 1,318	317 %
Insurance services commissions and fees	26,497	19,671	35
Total commissions and fees	$ 31,998	$ 20,989	52 %

Insurance underwriting commissions and fees increased $4.2 million or 317% from the year ended December 31, 2008 to the year ended December 31, 2009. This increase was primarily due to $4.1 million of negative profit sharing commission recorded during the year ended December 31, 2008. Insurance services commissions and fees increased $6.8 million, or 35%, due to an increase in AMC commissions and fees of $5.1 million including a previously disclosed, non-recurring contingent commission adjustment for $1.3 million, and an increase of $1.7 million related to our workers' compensation service program for the year ended December 31, 2009.

Net Investment Income and Net Realized Gains (Losses) on Investments

During the year ended December 31, 2009, net investment income was $29.3 million, a $7.7 million, or 36%, increase from $21.6 million reported during the year ended December 31, 2008. The increase was primarily due to the increase in invested assets over the period and an increase in the book yield of the portfolio. At December 31, 2009, invested assets were $699.5 million, a $156.5 million or 29% increase over $543.0 million of invested assets at December 31, 2008. This increase was due to cash flows from net written premiums and from the cash retained on our quota share reinsurance contracts on a "funds withheld" basis. The annualized investment yield (net of investment expense) was 5.2% and 4.3% at December 31, 2009 and December 31, 2008, respectively. The tax equivalent investment yield was 5.7% and 5.0% at December 31, 2009 and December 31, 2008, respectively.

During the year ended December 31, 2009, net realized gains were $28.0 million compared to net realized losses of $16.6 million during the year ended December 31, 2008. Net realized gains for the year ended December 31, 2009 were principally due to the mark to market increase in securities carried at market of approximately $22.5 million and net gains on the sale of certain securities of $5.0 million. Those securities that are marked to market include convertible securities held both as individually-owned securities and an investment in a limited partnership, and an investment in a structured finance limited partnership. Convertible bond prices are a function of the underlying equity and the fixed income component whose values changed with the stock market and changes in spread of corporate bonds, respectively. The structured finance limited partnership is valued based on a portfolio of non-agency mortgage securities, and the hedges that may accompany those positions. The value of these components in the limited partnership changed in value for a variety of reasons including, but not limited to, changes in spread for mortgage product, changes in prepayment rates, default rates, severity rates, changes in the overall level of rates and the corresponding value of the underlying loans, and changes in the value of the properties by which these loans are collateralized.

Other-Than-Temporary Impairment Losses on Investments. During the year ended December 31, 2009, other-than-temporary impairment losses on investments were $0.7 million compared to other-than-temporary impairment losses on investments of $4.1 million during the year ended December 31, 2008. The decrease in other-than-temporary impairment losses on investments is primarily attributable to the stabilization of the capital markets.

Operating Expenses

Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses incurred increased $40.5 million, or 38%, for the year ended December 31, 2009 compared to the year ended December 31, 2008. This increase was primarily due to the increase in net earned exposures reflected in the 20% increase in net earned premiums, an increase in the accident year loss and loss adjustment expense ratio from decreased premium rates, $2.4 million of storm-related losses experienced during the second quarter of 2009, and $5.2 million of higher than anticipated 2009 commercial property fire and other losses and loss adjustment expenses during the second quarter of 2009, partially offset by favorable claims trends in the current and prior accident years. Losses and loss adjustment expenses for the year ended December 31, 2009 included approximately $5.7 million of favorable development of December 31, 2008 prior years' loss and loss adjustment expense reserves. Favorable development of $2.4 million in our Security general liability classes in the 2001, 2006 and 2007 accident years and $3.6 million in our Specialty general liability classes in the 2006 through 2007 accident years was due to lower than expected claim frequency and lower than expected severity. There was $0.5 million of unfavorable development in our Specialty general liability classes in the 2000 accident year. Net favorable development of $0.2 million in unallocated loss adjustment expenses was recorded for the 2006 through 2007 accident years.

Losses and loss adjustment expenses for the year ended December 31, 2008 included approximately $4.8 million in favorable development of December 31, 2007 prior years' loss and loss adjustment expense reserves and $2.9 million from the impact of Hurricane Ike. The $4.8 million in net favorable development included $6.0 million in our Specialty general liability classes in the 2007 accident year due to favorable claims trends, unfavorable development of $1.4 million in our Contract Underwriting liability classes in accident years 2005 through 2007 due to higher than expected severity in the 2006 and 2007 accident years reduced by lower than expected severity in the 2005 accident year and net favorable development of $0.2 million in unallocated loss and loss adjustment expenses for the 2005 through 2007 accident years.

Other Operating Expenses

	Year Ended December 31,		
	2009	2008	Change
	(Dollars in thousands)		
Amortization of deferred acquisition expenses	$ 54,610	$ 41,164	33 %
Ceded reinsurance commissions	(31,994)	(32,201)	(1)
Other underwriting and operating expenses	76,846	66,556	15
Other operating expenses	$ 99,462	$ 75,519	32 %

During the year ended December 31, 2009, other operating expenses increased $23.9 million, or 32%, from the year ended December 31, 2008. Amortization of deferred acquisition expenses increased by $13.4 million, or 33% due to increased acquisition expenses on new underwriting initiatives and the impact of purchasing less quota share reinsurance in 2008, partially offset by purchasing more quota share reinsurance in 2009. Ceded reinsurance commissions decreased $0.2 million, or 1%, principally due lower ceding commissions related to profit sharing on ceded written premiums, partially offset by the effect of purchasing more quota share reinsurance during the year ended December 31, 2009 compared to the year ended December 31, 2008. Other underwriting and operating expenses, which consist of commissions, other acquisition costs, and general and underwriting expenses, net of acquisition cost deferrals, increased by $10.3 million, or 15%. The increase was principally due to higher commissions and other acquisition costs of $6.4 million, higher corporate expenses of $1.8 million and an increase of $2.1 million in general and underwriting expenses related to our insurance services operations, which are unrelated to premiums, principally due to having a full year of AMC results compared to eleven months during the period ended December 31, 2008 due to the closing of the AMC acquisition on February 1, 2008 and increased premium production for unaffiliated carriers by our services operations.

Interest Expense

Interest expense decreased 14% from the year ended December 31, 2008 compared to the year ended December 31, 2009. This decrease was primarily due to a $0.7 million decrease in the change in fair value of the interest rate swaps on junior subordinated debentures as discussed in "Liquidity and Capital Resources" below.

Income Taxes

Our effective tax rates were approximately 32.1% for the year ended December 31, 2009 and 26.6% for the year ended December 31, 2008 and differed from the federal statutory rate primarily due to state income taxes, non-deductible expenses, and the nontaxable portion of dividends received and tax-exempt interest. The increase in the effective tax rate is primarily due to the nontaxable portion of dividends received and tax-exempt interest constituting a lower portion of overall pretax income for the year ended December 31, 2009 compared to the same period of 2008.

Discontinued Operations

On June 27, 2008, the Company sold all of the outstanding capital stock of American Risk Pooling Consultants, Inc. ("ARPCO"). The results of ARPCO's operations are presented as Discontinued Operations in the Consolidated Statements of Income. For the year ended December 31, 2008, income from discontinued operations consisted principally of the $20.9 million gain, net of taxes, on the sale of ARPCO.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following table summarizes our results for the years ended December 31, 2008 and 2007:

	Year Ended December 31, 2008	Year Ended December 31, 2007	Change
	(Dollars in thousands)		
Operating Revenue			
Net earned premiums	$ 193,744	$ 169,139	15 %
Commissions and fees	20,989	5,343	293
Net investment income	21,633	16,295	33
Net realized gains (losses) on investments	(16,589)	786	(2,211)
Other-than-temporary impairment losses on investments	(4,098)	(184)	2,127
Total Operating Revenues	215,679	191,379	13
Operating Expenses			
Losses and loss adjustment expenses, net	107,840	88,073	22
Amortization of intangible assets	2,038	667	206
Other operating expenses	75,519	41,034	84
Total Operating Expenses	185,397	129,774	43
Operating Income	30,282	61,605	(51)
Interest Expense	6,132	5,012	22
Income From Continuing Operations Before Income Taxes	24,150	56,593	(57)
Income Taxes	6,414	18,922	(66)
Income From Continuing Operations	17,736	37,671	(53)
Income From Discontinued Operations, Net of Income Taxes	23,105	4,060	469
Net Income	$ 40,841	$ 41,731	(2) %
Loss Ratio	55.7%	52.1%	3.6 points
Underwriting Expense Ratio	28.0%	20.4%	7.6 points
Combined Ratio	83.7%	72.5%	11.2 points

Operating Revenue

Net Written and Earned Premiums

	Year Ended December 31, 2008	Year Ended December 31, 2007	Change
	(Dollars in thousands)		
Written premiums			
Direct	$ 303,539	$ 258,846	17 %
Assumed	17,737	12,655	40
Ceded	(101,325)	(115,929)	(13)
Net written premiums	$ 219,951	$ 155,572	41 %
Earned premiums			
Direct	$ 281,897	$ 232,116	21 %
Assumed	16,733	9,325	79
Ceded	(105,122)	(75,722)	39
Earned but unbilled premiums	236	3,420	(93)
Net earned premiums	$ 193,744	$ 169,139	15 %

Direct written premiums increased $44.7 million, or 17%, primarily due to the three new niche specialty liability classes, the Company's new E&S underwriting platform, FM Emerald, and premiums written by AUIC during the year ended December 31, 2008 partially offset by a decrease in premiums written by the Company's specialty underwriting offices. Direct earned premiums increased $49.8 million in the year ended December 31, 2008, or 21%, compared to the year ended December 31, 2007.

Assumed written premiums increased $5.1 million, or 40%, and assumed earned premiums increased $7.4 million, or 79%. The increase in assumed written premiums is primarily due to an increase in the assumed quota share from 30% to 100% in May 2007 on the admitted legal liability business written through a fronting insurer.

Ceded written premiums decreased $14.6 million, or 13%, and ceded earned premiums increased $29.4 million, or 39%, for the year ended December 31, 2008 compared to the year ended December 31, 2007. Ceded written premiums decreased principally due to purchasing 10% quota share reinsurance during the first quarter of 2008 and purchasing 15% quota share reinsurance during the remainder of 2008, while the Company purchased 35% quota share reinsurance from January 1, 2007 through September 30, 2007 and 25% quota share reinsurance from October 1, 2007 through December 31, 2007, offset somewhat by the purchase of 50% quota share reinsurance on a portion of the new niche specialty premiums and by the cutoff of two of the Company's quota share reinsurance contracts whereby the reinsurers returned approximately $6.0 million in ceded unearned premiums. Ceded earned premiums increased primarily due to ceded written premiums continuing to be earned on the Company's 2007 35% quota share reinsurance treaties, which were amended to 25% on October 1, 2007, while there were no ceded earned premiums related to the Company's 2006 50% reinsurance treaties during the year ended December 31, 2007 due to the termination of the 2006 50% quota share reinsurance treaties on a "cutoff" basis at December 31, 2006. The effect of the December 31, 2006 50% quota share cut-off reinsurance termination was to reduce ceded earned premiums for the year ended December 31, 2007 by approximately $39.6 million, and to increase net earned premiums by the same amount.

Earned but unbilled premiums decreased $3.2 million, or 93%, primarily due to a modest increase in net premiums earned subject to audit for the year ended December 31, 2008 compared to a more significant increase in net premiums earned subject to audit during the year ended December 31, 2007.

Commissions and Fees

	Year Ended December 31,		
	2008	2007	Change
	(Dollars in thousands)		
Insurance underwriting commissions and fees	$ 1,318	$ 5,343	(75) %
Insurance services commissions and fees	19,671	-	N/M
Total commissions and fees	$ 20,989	$ 5,343	293 %

Insurance underwriting commissions and fees decreased $4.0 million or 75% from the year ended December 31, 2007 to the year ended December 31, 2008. This was primarily the result of decreases in commissions on fronted premiums. Insurance services commissions and fees, which were principally AMC income and not related to premiums produced, increased $19.7 million as the result of the acquisition of AMC.

Net Investment Income and Net Realized Gains (Losses) on Investments

During the year ended December 31, 2008, net investment income earned was $21.6 million, a $5.3 million, or 33%, increase from $16.3 million reported during the year ended December 31, 2007. The increase was primarily due to the increase in invested assets over the period. At December 31, 2008, invested assets were $543.0 million, an $83.7 million or 18% increase over $459.3 million of invested assets at December 31, 2007. This increase was due to increases in net written premiums, from the cash retained on our quota share reinsurance contracts on a "funds withheld" basis and the proceeds from the sale of ARPCO. The annualized investment yield (net of investment expense) was 4.3% and 4.1% at December 31, 2008 and December 31, 2007, respectively. The tax equivalent investment yield was 5.0% and 4.8% at December 31, 2008 and December 31, 2007, respectively.

During the year ended December 31, 2008 net realized losses on investments were $16.6 million compared to net realized gains of $0.8 million during the year ended December 31, 2007. Net realized losses for the year ended December 31, 2008 were principally due to the mark to market declines in securities carried at market of approximately $14.6 million and losses on the sale of certain securities of $5.0 million, partially offset by gains on the sale of certain securities. The mark to market declines of securities carried at market in accordance with applicable FASB guidance of approximately $14.6 million were predominantly related to convertible securities. Convertible security valuations were under significant pressure over the period due to hedge fund deleveraging during a significant equity market decline and widening corporate bond spreads.

Other-Than-Temporary Impairment Losses on Investments. During the year ended December 31, 2008, other-than-temporary impairment losses on investments were $4.1 million compared to other-than-temporary impairment losses on investments of $0.2 million during the year ended December 31, 2007.

Operating Expenses

Losses and Loss Adjustment Expenses

Losses and loss adjustment expenses incurred increased $19.8 million, or 22%, for the year ended December 31, 2008 compared to the year ended December 31, 2007. This increase was primarily due to the increase in net earned exposures reflected in the 15% increase in net earned premiums, an increase in the accident year loss and loss adjustment expense ratio from decreased premium rates and an increase in the expected loss ratio in a contract underwriting class of business, and $2.9 million from the impact of Hurricane Ike, reduced by $4.8 million in favorable development of December 31, 2007 and prior years' loss and loss adjustment expense reserves. Losses and loss adjustment expenses for the year ended December 31, 2007 included approximately $0.8 million of favorable development of December 31, 2006 prior years' loss and loss adjustment expense reserves.

Other Operating Expenses

	Year Ended December 31,		
	2008	2007	Change
	(Dollars in thousands)		
Amortization of deferred acquisition expenses	$ 41,164	$ 30,706	34 %
Ceded reinsurance commissions	(32,201)	(40,443)	(20)
Other underwriting and operating expenses	66,556	50,771	31
Other operating expenses	$ 75,519	$ 41,034	84 %

During the year ended December 31, 2008, other operating expenses increased $34.5 million, or 84%, from the year ended December 31, 2007. Amortization of deferred acquisition expenses increased by $10.5 million, or 34%. Ceded reinsurance commissions decreased $8.2 million, or 20%, principally due to the effect of purchasing 10% quota share reinsurance from January 1, 2008 through March 31, 2008, and 15% quota share reinsurance from April 1, 2008 through December 31, 2008 compared to purchasing 35% quota share reinsurance from January 1, 2007 through September 30, 2007, and 25% quota share reinsurance from October 1, 2007 through December 31, 2007 and the return of $2.2 million of ceding commissions related to the cutoff of two of the Company's quota share reinsurance contracts, offset by changes in ceding commission rates. Other underwriting and operating expenses, which consist of commissions, other acquisition costs, and general and underwriting expenses, net of acquisition cost deferrals, increased by $15.8 million. The increase was principally due to an increase in commissions and general and underwriting expenses of $19.0 million related to our insurance services operations, which are unrelated to premiums. The $19.0 million increase is primarily due to our acquisition of AMC on February 1, 2008. This increase was partially offset by an increase in deferrals of acquisition expenses related to the Company's 41% increase in net written premiums during 2008, net of increases in other underwriting and operating expenses.

Interest Expense

Interest expense increased $1.1 million, or 22%, from 2007 to 2008. This increase was primarily due to a $1.4 million increase in interest expense related to junior subordinated debentures of $20.6 million which were issued in September 2007 offset somewhat by a $0.3 million decrease in the change in fair value of the interest rate swap on junior subordinated debentures as is discussed in "Liquidity and Capital Resources" below.

Income Taxes

Our effective tax rates were approximately 26.6% and 33.4 % for the years ended December 31, 2008 and 2007, respectively. The decrease in the effective tax rate was primarily due to tax exempt income comprising a larger portion of our overall pre-tax income during the year ended December 31, 2008 compared to 2007.

Discontinued Operations

On June 27, 2008, the Company sold all of the outstanding capital stock of American Risk Pooling Consultants, Inc. ("ARPCO"). The results of ARPCO's operations are presented as Discontinued Operations in the Consolidated Statements of Income. For the year ended December 31, 2008, income from discontinued operations consisted principally of the $20.9 million gain, net of taxes, on the sale of ARPCO. For the year ended December 31, 2007, income from discontinued operations consisted principally of ARPCO's operating income, net of taxes.

Liquidity and Capital Resources

Sources and Uses of Funds

FMFC. FMFC is a holding company with all of its operations being conducted by its subsidiaries. Accordingly, FMFC has continuing cash needs for primarily administrative expenses, debt service, taxes and shareholder dividends. Funds to meet these obligations come primarily from management and administrative fees from all of our subsidiaries, and dividends from our non-insurance subsidiaries.

Insurance Subsidiaries. The primary sources of our insurance subsidiaries' cash are net written premiums and amounts earned from investments and the sale or maturity of invested assets. Additionally, FMFC has in the past and may in the future contribute capital to its insurance subsidiaries.

The primary uses of our insurance subsidiaries' cash include the payment of claims and related adjustment expenses, underwriting fees and commissions, taxes, making investments and paying dividends. Because the payment of individual claims cannot be predicted with certainty, our insurance subsidiaries rely on our paid claims history and industry data in determining the expected payout of claims and estimated loss reserves. To the extent that FMIC, FMCC and AUIC have an unanticipated shortfall in cash, they may either liquidate securities held in their investment portfolios or obtain capital from FMFC. However, given the cash generated by our insurance subsidiaries' operations and the relatively short duration of their investment portfolios, we do not currently foresee any such shortfall.

No dividends were paid to FMFC by our insurance subsidiaries during the years ended December 31, 2009, 2008 or 2007. Our insurance subsidiaries are restricted by statute as to the amount of dividends that they may pay without the prior approval of their domiciliary state insurance departments. Based on the policyholders' surplus and the net income of our insurance subsidiaries as of December 31, 2009, FMIC, FMCC and AUIC may pay dividends in 2010, if declared, of up to $29.6 million without regulatory approval.

Non-insurance Subsidiaries. The primary sources of our non-insurance subsidiaries' cash are commissions and fees, policy fees, administrative fees and claims handling and loss control fees. The primary uses of our non-insurance subsidiaries' cash are commissions paid to brokers, operating expenses, taxes and dividends paid to FMFC. There are generally no restrictions on the payment of dividends by our non-insurance subsidiaries, except as may be set forth in our borrowing arrangements.

Cash Flows

Our sources of funds have consisted primarily of net written premiums, commissions and fees, investment income and proceeds from the issuance of common stock and debt. We use operating cash primarily to pay operating expenses, losses and loss adjustment expenses, for purchasing investments and for paying dividends. A summary of our cash flows is as follows:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Cash and cash equivalents provided by (used in):			
Operating activities - continuing operations	$ 86,878	$ 114,768	$ 121,924
Operating activities - discontinued operations	-	1,928	4,808
Investing activities - continuing operations	(95,303)	(138,571)	(155,026)
Investing activities - discontinued operations	-	41,830	-
Financing activities - continuing operations	(9,133)	(6,554)	32,391
Change in cash and cash equivalents	$ (17,558)	$ 13,401	$ 4,097

Net cash provided by operating activities from continuing operations for the years ended December 31, 2009 and December 31, 2008 was primarily from cash received on net written premiums and less cash disbursed for operating expenses and losses and loss adjustment expenses. Net cash provided by operating activities from continuing operations for the year ended December 31, 2007 was primarily from cash received on net written premiums and cash received for the unearned premiums related to the 2006 50% quota share reinsurance contract terminated on a "cut-off" basis on December 31, 2006 less cash disbursed for operating expenses and losses and loss adjustment expenses. Cash received from net written premiums for the years ended December 31, 2009, 2008 and 2007 was retained on a "funds withheld" basis in accordance with quota share reinsurance contracts.

Net cash provided by operating activities from discontinued operations for the years ended December 31, 2008 and 2007 was primarily from cash received on commissions and service fees less cash disbursed for operating expenses.

For 2009, net cash used in investing activities from continuing operations totaled $95.3 million, and was primarily invested in short-term, debt and equity securities. The $43.3 million decrease in net cash used in investing activities from continuing operations for the year ended December 31, 2009 compared to the year ended December 31, 2008 was the result of a decrease of $23.9 million in our net investment in short-term, debt and equity securities, and $18.9 million due to the acquisition of AMC in 2008.

For 2008, net cash used in investing activities from continuing operations totaled $138.6 million, and was primarily invested in short-term, debt and equity securities and for the acquisition of AMC. The $16.5 million decrease in net cash used in investing activities from continuing operations for the year ended December 31, 2008 compared to the year ended December 31, 2007 was a result of $38.9 million less cash available from financing activities, a $9.0 million increase due to investments acquired from the AMC acquisition, and an increase of $13.4 million in change in cash and cash equivalents.

Net cash provided by investing activities from discontinued operations for the year ended December 31, 2008 was from cash received on the sale of ARPCO less cash disbursed for transaction costs.

There were no cash flows from investing activities from discontinued operations for the years ended December 31, 2007.

For 2009, net cash used in financing activities resulted from the purchase of common stock under the Company's Share Repurchase Plan (Note 12), the payment of shareholders' dividends, and the purchase of common stock by the Company to be held in a rabbi trust for the benefit of the Company's Supplemental Executive Retirement Plan, partially offset by net short-term borrowings of $4.0 million on the Company's $30.0 million revolving credit facility.

For 2008, net cash used in financing activities resulted from the issuance of common stock as a result of the exercise of stock options and cash retained from the excess tax benefits related to stock-based compensation, offset by the repurchase of common stock under the Company's share repurchase program and the purchase of common stock by the Company to be held in a rabbi trust for the benefit of the Company's Supplemental Executive Retirement Plan.

For 2007, the $32.4 million of net cash provided by financing activities resulted primarily from the issuance of common stock in a secondary offering discussed below as well as from proceeds from the issuance of trust preferred securities discussed below.

Based on historical trends, market conditions, and our business plans, we believe that our existing resources and sources of funds will be sufficient to meet our liquidity needs in the foreseeable future. Because economic, market and regulatory conditions may change, however, there can be no assurances that our funds will be sufficient to meet our liquidity needs. In addition, competition, pricing, the frequency and severity of losses, and interest rates could significantly affect our short-term and long-term liquidity needs.

Stockholders' Equity

Our total stockholders' equity was $316.1 million, or $18.40 per outstanding share, as of December 31, 2009 compared to $261.6 million, or $14.67 per outstanding share, as of December 31, 2008. Our tangible stockholders' equity attributable to common shareholders was $266.1 million, or $15.49 per outstanding share, as of December 31, 2009 compared to $210.2 million, or $11.79 per outstanding share as of December 31, 2008. Below is a reconciliation of our total stockholders' equity to our tangible stockholders' equity attributable to common stockholders:

	December 31, 2009		December 31, 2008	
	(Dollars in thousands, except share and per share data)			
Total stockholders' equity	$	316,084	$	261,637
Intangible assets, net		(37,104)		(39,351)
Deferred tax liability - intangible assets, net		12,613		13,399
Goodwill		(25,483)		(25,483)
Tangible stockholders' equity attributable to common stockholders	$	266,110	$	210,202
Common stock outstanding		17,181,106		17,836,337
Book value per share	$	18.40	$	14.67
Tangible book value per share	$	15.49	$	11.79

Book value per share is total common stockholders' equity divided by the number of common shares outstanding. Tangible book value per share is book value per share excluding the value of intangible assets, goodwill, and the deferred tax liability related to intangible assets divided by the number of common shares outstanding.

Secondary offering

On June 27, 2007, the Company completed a public offering of 695,189 shares of common stock for gross proceeds of $13.4 million. Costs associated with the follow-on offering included $0.8 million of underwriting costs and $0.4 million of other issuance costs.

Long-term debt

Junior Subordinated Debentures. We have $67.0 million cumulative principal amount of floating rate junior subordinated debentures outstanding. The debentures were issued in connection with the issuance of trust preferred stock by our wholly-owned, non-consolidated trusts. Cumulative interest on $46.4 million of the cumulative principal amount of the debentures is payable quarterly in arrears at a variable annual rate, reset quarterly, equal to the three month LIBOR plus 3.75% for $8.2 million, the three month LIBOR plus 4.00% for $12.4 million, and the three month LIBOR plus 3.0% for $25.8 million principal amount of the debentures. Cumulative interest on $20.6 million of the cumulative principal amount of the debentures is payable quarterly in arrears at a fixed annual rate of 8.25% through December 15, 2012, and a variable annual rate, reset quarterly, equal to the three month LIBOR plus 3.30% thereafter. For our floating rate junior subordinated debentures, we have entered into interest rate swap agreements to pay a fixed rate of interest. See "Derivative Financial Instruments" for further discussion. At December 31, 2009, the three month LIBOR rate was 0.25%. We may defer the payment of interest for up to 20 consecutive quarterly periods; however, no such deferrals have been made or are expected.

Credit Agreement. In October 2006, we entered into a credit agreement which provided for borrowings of up to $30.0 million. At December 31, 2009, borrowings under the credit agreement bear interest at our election as follows: (i) at a rate per annum equal to the greater of the lender's prime rate and the federal funds rate less 0.5%, each minus 0.75%; or, (ii) a rate per annum equal to LIBOR plus an applicable margin which is currently 0.75% or 1.0% based on our leverage ratio. On February 22, 2010, in connection with receipt of a temporary waiver of any event of default through May 1, 2010, the interest rate on borrowings under the credit agreement was changed to equal the greater of: (i) the prime rate, (ii) a rate per annum equal to the greater of the lender's prime rate and the federal funds rate plus 0.5% and (iii) a rate per annum equal to LIBOR plus an applicable margin which is currently 2.0% plus 1.0%; or, with respect to certain other borrowings, a rate per annum equal to LIBOR plus an applicable margin which is currently 2.0%. The obligations under the credit agreement are guaranteed by our material non-insurance subsidiaries. The maturity date of borrowings made under the credit facility is September 2011. At December 31, 2009, there were $4.0 million of borrowings under the agreement. The credit agreement also contains various restrictive covenants that relate to the Company's shareholders' equity, leverage ratio, fixed charge coverage ratio, surplus and risk based capital, and A.M. Best Ratings of its insurance subsidiaries. At December 31, 2009, the Company was in compliance with all of the covenants related to the credit agreement. On February 22, 2010, the Company received a temporary waiver of any event of default as of March 31, 2010 related to the fixed charge coverage ratio covenant in the Company's credit agreement through May 1, 2010. The Company determined the temporary waiver was required as it related to the special cash dividend declared by the Company's Board of Directors on February 22, 2010 since the Company intends to a fund a portion of the special dividend through borrowings under this credit agreement. If the Company does not renegotiate its credit agreement by May 1, 2010 or receive an extension of the temporary waiver of event of default, the Company will be in default under the terms of the credit agreement.

Derivative Financial Instruments. Financial derivatives are used as part of the overall asset and liability risk management process. We use interest rate swap agreements with a combined notional amount of $45.0 million in order to reduce our exposure to interest rate fluctuations with respect to our junior subordinated debentures. In June 2009, the Company entered into two interest rate swap agreements which expire in August 2014. Under one of the swap agreements we pay interest at a fixed rate of 3.695% and under the other swap agreement we pay interest at a fixed rate of 3.710%. Under our other swap agreement, which expires in December 2011, we pay interest at a fixed rate of 5.013%. Under all three swap agreements, we receive interest at the three month LIBOR, which is equal to the contractual rate under the junior subordinated debentures. At December 31, 2009, we had no exposure to credit loss on the interest rate swap agreements.

Contractual Obligations and Commitments

The following table illustrates our contractual obligations and commercial commitments as of December 31, 2009:

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(Dollars in thousands)				
Contractual payments by period:					
Long-term debt	$ 67,013	$ -	$ -	$ -	$ 67,013
Interest on long-term debt	143,116	5,408	10,832	10,817	116,059
Operating lease obligations	10,837	1,902	4,026	2,967	1,942
Reserve for losses and loss adjustment expenses	488,444	107,099	192,923	104,644	83,778
Credit agreement	4,000	-	4,000	-	-
Total	$ 713,410	$ 114,409	$ 211,781	$ 118,428	$ 268,792

The reserve for losses and loss adjustment expenses payment due by period in the table above are based on the reserve of loss and loss adjustment expenses as of December 31, 2009 and actuarial estimates of expected payout patterns by type of business. As a result, our calculation of the reserve of loss and loss adjustment expenses payment due by period is subject to the same uncertainties associated with determining the level of the reserve of loss and loss adjustment expenses and to the additional uncertainties arising from the difficulty in predicting when claims, including claims that have been incurred but not reported to us, will be paid. Actual payments of losses and loss adjustment expenses by period will vary, perhaps materially, from the above table to the extent that current estimates of the reserve for loss and loss adjustment expenses vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns. See "Risk Factors" for a discussion of the uncertainties associated with estimating the reserve for loss and loss adjustment expenses.

On February 22, 2010, the Company received a temporary waiver of any event of default as of March 31, 2010 related to the fixed charge coverage ratio covenant in the Company's credit agreement through May 1, 2010. The Company determined the temporary waiver was required as it related to the special cash dividend declared by the Company's Board of Directors on February 22, 2010 since the Company intends to a fund a portion of the special dividend through borrowings under this credit agreement. If the Company does not renegotiate its credit agreement by May 1, 2010 or receive an extension of the temporary waiver of event of default, the Company will be in default under the terms of the credit agreement which could result in the acceleration of amounts due under the credit agreement.

The above table includes all interest payments through the stated maturity of the related long-term debt. Variable rate interest obligations are estimated based on interest rates in effect at December 31, 2009, and, as applicable, the variable rate interest included the effects of our interest rate swaps through the expiration of those swap agreements.

Cash and Invested Assets

Our invested assets consist of fixed maturity securities, convertible securities, money market funds and alternative investments. At December 31, 2009, our investments had a market value of $699.5 million and consisted of the following investments:

	December 31, 2009	
	Market Value	% of Portfolio
	(Dollars in thousands)	
Short Term Investments	$ 12,216	1.7%
U.S. Treasuries	4,121	0.6%
U.S. Agencies	1,016	0.1%
Municipal Bonds	202,424	28.9%
Taxable Municipal Bonds	4,845	0.8%
Corporate Bonds	125,628	17.9%
High Yield Bonds	20,012	2.9%
MBS Passthroughs	58,801	8.4%
CMOs	87,909	12.6%
Asset-Backed Securities	22,881	3.3%
Commercial MBS	58,105	8.3%
Convertible Securities	69,525	9.9%
High Yield Convertible Fund	18,174	2.6%
Structured Finance Fund	12,427	1.8%
Preferred Stocks	1,406	0.2%
Total	$ 699,490	100.0%

The following table shows the composition of the investment portfolio by remaining time to maturity at December 31, 2009. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Additionally, the expected maturities of our investments in putable bonds fluctuate inversely with interest rates and therefore may also differ from contractual maturities.

Average Life	% of Total Investment
Less than one year	13.4%
One to two years	11.1%
Two to three years	18.5%
Three to four years	14.8%
Four to five years	12.5%
Five to seven years	13.2%
More than seven years	16.5%
Total	100.0%

The primary goals of our investment portfolio are to:

- accumulate and preserve capital;
- assure proper levels of liquidity;
- optimize total after tax return subject to acceptable risk levels;
- provide an acceptable and stable level of current income; and
- approximate duration match between investments and our liabilities.

In keeping with these goals, we maintain an investment portfolio consisting primarily of high grade fixed income securities. Our investment policy is developed by the investment committee of the board of directors of our insurance companies and is designed to comply with the regulatory investment requirements and restrictions to which our insurance subsidiaries are subject.

We have structured our investment policy to manage the various risks inherent in achieving our objectives. Credit-related risk is addressed by limiting minimum weighted-average portfolio credit quality to A, with no more than 30% of the aggregate portfolio being rated BBB or below. In addition, no more than 10% of the portfolio may be rated NAIC 3 or below at time of purchase. Per issue credit limits have been set to limit exposure to single issue credit events. Interest rate risk or duration risk management was tied to the duration of the net loss and loss adjustment expense reserves. The effective duration of the portfolio as of December 31, 2009 is approximately 3.5 years and the taxable equivalent duration is 3.2 years. Excluding cash, convertible securities, limited partnerships, and equity, the portfolio duration and taxable equivalent duration are 3.7 years and 3.5 years, respectively. The shorter tax-effected duration reflects the significant portion of the portfolio in municipal securities. The annualized investment yield (net of investment expenses) on total investments was 5.2% and 4.3% for December 31, 2009 and December 31, 2008, respectively. The tax equivalent investment yield was 5.7% and 5.0% at December 31, 2009 and December 31, 2008, respectively. The increase was the result of higher reinvestment yields on new purchases versus maturing bonds. Additionally, we took advantage of wider spreads in the high yield corporate and the non-agency mortgage market by making allocations to these sectors. Our investment policy establishes diversification requirements across various fixed income sectors including governments, agencies, mortgage and asset-backed securities, corporate bonds, preferred stocks, municipal bonds and convertible securities. Although our investment policy allows for investments in equity securities, we have minimal current exposure and do not have any current plans to add exposure to equities. Convertible securities are utilized as a means of achieving equity exposure with lower long-term volatility than the broad equity market while having the added benefit of being treated as bonds from a statutory perspective.

We utilize five investment managers, each with its' own specialty. Each of these managers has authority and discretion to buy and sell securities subject to guidelines established by our investment committee. Management monitors the investment managers as well as our investment results with the assistance of an investment advisor that has been advising us since 1990. Our investment advisor is independent of our investment managers and the funds in which we invest. Each manager is measured against a customized benchmark on a monthly basis. Investment performance and market conditions are continually monitored. The investment committee reviews our investment results at a minimum quarterly.

The majority of our portfolio consists of AAA or AA rated securities with a Standard and Poor's weighted average credit quality of A+ at December 31, 2009. The fixed income portfolio had a weighted average credit quality of AA- at December 31, 2009. The majority of the investments rated BBB and below are convertible securities and opportunistic investments in high yield credit and non-agency mortgage securities. Consistent with our investment policy, we review any security if it falls below BBB- and assess whether it should be held or sold. The following table shows the ratings distribution of our fixed income portfolio as of December 31, 2009 as a percentage of total market value.

S&P Rating	**% of Total Investments**
AAA	45.1%
AA	14.8%
A	14.0%
BBB	13.1%
BB	5.6%
B	2.1%
CCC	5.2%
C	0.0%
NR	0.1%
Total	100.0%

Within Mortgages, the Company invests in residential collateralized mortgage obligations ("CMO") that typically have high credit quality and are expected to provide an advantage in yield compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which offer the most favorable return given the risks involved. One significant risk evaluated is prepayment sensitivity. While prepayment risk (either shortening or lengthening of duration) and its effect on total return cannot be fully controlled, particularly when interest rates move dramatically, the investment process generally favors securities that control this risk within expected interest rate ranges. The Company does not purchase residual interests in CMOs.

At December 31, 2009, the Company held CMOs classified as available-for-sale with a fair value of $87.9 million. Approximately 50.0% of those CMO holdings were guaranteed by or fully collateralized by securities issued by a full faith and credit agency such as GNMA, or government sponsored enterprises ("GSE") such as FNMA or FHLMC. In addition, at December 31, 2009, the Company held $58.1 million of mortgage-backed pass-through securities issued by one of the GSE's and classified as available-for-sale.

The Company held commercial mortgage-backed securities ("CMBS") of $58.1 million, of which 82.9% are pre-2006 vintage, at December 31, 2009. The weighted average credit support (adjusted for defeasance) of our CMBS portfolio was 43.7% and comprised mainly of super senior structures. The weighted average loan to value at origination was 67.3%. The average credit rating of these securities was AAA. The CMBS portfolio was supported by loans that were diversified across economic sectors and geographical areas. It is not believed that this portfolio exposes the Company to a material adverse impact on its results of operations, financial position or liquidity, due to the underlying credit strength of these securities.

The Company's fixed maturity investment portfolio included asset-backed securities and collateralized mortgage obligations collateralized by sub-prime mortgages and alternative documentation mortgages ("Alt-A") with market values of $9.2 million and $19.3 million at December 31, 2009, respectively. Included in these securities is a recent allocation made to a manager who specializes in opportunities in the non-agency mortgage sector. The Company defines sub-prime mortgage-backed securities as investments with weighted average FICO scores below 650. Alt-A securities are defined by above-prime interest rates, high loan-to-value ratios, high debt-to-income ratios, low loan documentation (e.g., limited or no verification of income and assets), or other characteristics that are inconsistent with conventional underwriting standards employed by government-sponsored mortgage entities. The average credit rating on these securities and obligations held by the Company at December 31, 2009 was B-.

The Company's fixed maturity investment portfolio at December 31, 2009 included securities issued by numerous municipalities with a total carrying value of $207.3 million. Approximately $21.3 million, or 10.3%, were pre-refunded (escrowed with Treasuries). Approximately $92.6 million, or 44.7%, of the securities were enhanced by third-party insurance for the payment of principal and interest in the event of an issuer default. Such insurance, prior to the downgrades of many of the third party insurers, resulted in a rating of AAA being assigned by independent ratings agencies to those securities. The downgrade of credit ratings of insurers of these securities could result in a corresponding downgrade in the ratings of the securities from AA+ to the underlying rating of the respective security without giving effect to the benefit of insurance. Of the total $92.6 million of insured municipal securities in the Company's investment portfolio at December 31, 2009, 98.8% were rated A- or above, and approximately 80.7% were rated at AA- or above, without the benefit of insurance. The average underlying credit rating of the entire municipal bond portfolio was AA at December 31, 2009. The Company believes that a loss of the benefit of insurance would not result in a material adverse impact on the Company's results of operations, financial position or liquidity, due to the underlying credit strength of the issuers of the securities, as well as the Company's ability and intent to hold the securities.

Cash and cash equivalents consisted of cash on hand of $14.3 million at December 31, 2009.

The amortized cost, gross unrealized gains and losses, and market value of marketable investment securities classified as available-for-sale at December 31, 2009 by major security type were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(Dollars in thousands)			
Debt Securities				
U.S. government securities	$ 4,014	$ 110	$ (3)	$ 4,121
Government agency mortgage-backed securities	98,278	3,820	(16)	102,082
Government agency obligations	986	30	-	1,016
Collateralized mortgage obligations and other asset-backed securities	120,505	8,142	(3,033)	125,614
Obligations of states and political subdivisions	198,252	9,310	(293)	207,269
Corporate bonds	135,549	10,596	(505)	145,640
Total Debt Securities	557,584	32,008	(3,850)	585,742
Preferred stocks	1,416	121	(131)	1,406
Short-term investments	12,216	-	-	12,216
Total	$ 571,216	$ 32,129	$ (3,981)	$ 599,364

At December 31, 2009 there were 135 unrealized loss positions with a total unrealized loss of $4.0 million. This represents approximately 0.7% of year end available-for-sale assets of $599.4 million. This unrealized loss position is a function of the purchase of specific securities in a lower interest rate or spread environment than what prevails as of December 31, 2009. Some of these losses are due to the increase in spreads of select corporate bonds or structured securities. We have viewed these market value declines as being temporary in nature. Our portfolio is relatively short as the duration of the core fixed income portfolio excluding cash, convertible securities, limited partnerships and equity is approximately 3.7 years, and 3.5 years on a taxable equivalent basis. We do not intend to sell and it is not expected we will need to sell these temporarily impaired securities. In light of our growth over the past 24 months, liquidity needs from the portfolio are minimal. As a result, we would not expect to have to liquidate temporarily impaired securities to pay claims or for any other purposes. There have been certain instances over the past year, where due to market based opportunities; we have elected to sell a small portion of the portfolio. These situations were unique and infrequent occurrences and in our opinion, do not reflect an indication that we do not have the intent and ability to hold these securities until they mature or recover in value.

The fair value and amount of unrealized losses segregated by the time period the investment had been in an unrealized loss position is as follows at December 31, 2009:

	Less than 12 Months		Greater than 12 Months	
	Fair Value of Investments With Unrealized Losses	Gross Unrealized Losses	Fair Value of Investments With Unrealized Losses	Gross Unrealized Losses
	(Dollars in thousands)			
Debt Securities				
U.S. government securities	$ 359	$ (3)	$ -	$ -
Government agency mortgage-backed securities	3,854	(16)	-	-
Government agency obligations	-	-	-	-
Collateralized mortgage obligations and other asset-backed securities	8,438	(1,291)	9,635	(1,742)
Obligations of states and political subdivisions	14,044	(237)	1,179	(56)
Corporate bonds	4,551	(404)	5,563	(101)
Total Debt Securities	31,246	(1,951)	16,377	(1,899)
Preferred Stocks	-	-	375	(131)
Total	$ 31,246	$ (1,951)	$ 16,752	$ (2,030)

The fair value and amount of unrealized losses segregated by the time period the investment had been in an unrealized loss position is as follows at December 31, 2008:

	Less than 12 Months		Greater than 12 Months	
	Fair Value of Investments With Unrealized Losses	Gross Unrealized Losses	Fair Value of Investments With Unrealized Losses	Gross Unrealized Losses
	(Dollars in thousands)			
Debt Securities				
U.S. government securities	$ -	$ -	$ -	$ -
Government agency mortgage-backed securities	3,902	(37)	326	(2)
Government agency obligations	-	-	-	-
Collateralized mortgage obligations and other asset-backed securities	48,125	(5,143)	5,963	(1,944)
Obligations of states and political subdivisions	14,063	(427)	8,809	(267)
Corporate bonds	42,402	(2,549)	12,824	(1,325)
Total Debt Securities	108,492	(8,156)	27,922	(3,538)
Preferred Stocks	832	(78)	216	(289)
Total	$ 109,324	$ (8,234)	$ 28,138	$ (3,827)

Below is a table that illustrates the unrecognized impairment loss by sector. The increase in spread relative to U.S. Treasury Bonds was the primary factor leading to impairment for the year ended December 31, 2009. All asset sectors were affected by the overall increase in spreads as can be seen from the table below. In addition to the general level of rates, we also look at a variety of other factors such as direction of credit spreads for an individual issue as well as the magnitude of specific securities that have declined below amortized cost.

Sector	Amount of Impairment at December 31, 2009
	(Dollars in thousands)
Short Term Investments	$ -
U.S. Treasuries	(3)
U.S. Agencies	-
Municipal Bonds	(242)
Taxable Municipal Bonds	(51)
Corporate Bonds	(504)
High Yield Bonds	(1)
MBS Passthroughs	(32)
CMOs	(1,256)
Asset-Backed Securities	(996)
Commercial MBS	(765)
Convertible Securities	-
High Yield Convertible Fund	-
Structured Finance Fund	-
Preferred Stocks	(131)
Common Stocks	-
	$ (3,981)

The most significant risk or uncertainty inherent in our assessment methodology is that the current credit rating of a particular issue changes over time. If the rating agencies should change their rating on a particular security in our portfolio, it could lead to a reclassification of that specific issue. The majority of our unrecognized impairment losses are rated investment grade. Should the credit quality of individual issues decline for whatever reason then it would lead us to reconsider the classification of that particular security. Within the non-investment grade sector, we continue to monitor the particular status of each issue. Should prospects for any one issue deteriorate, we would potentially alter our classification of that particular issue.

The table below illustrates the breakdown of impaired securities by investment grade and non investment grade as well as the duration that these sectors have been trading below amortized cost. The average duration of the impairment has been greater than 12 months. The unrealized loss of impaired securities as a percent of the amortized cost of those securities is 7.7% as of December 31, 2009.

	% of Total Amortized Cost	Total Amortized Cost	Total Unrealized Losses	Average Unrealized Loss as % of Amortized Cost	% of Loss > 12 Months
		(Dollars in thousands)			
Non Investment Grade	12.6 %	$ 6,532	$ 1,859	28.5 %	28.9 %
Investment Grade	87.4	45,449	2,122	4.7	70.4
Total	100.0 %	$ 51,981	$ 3,981	7.7 %	51.0 %

The majority of these securities are "AAA" or "AA" rated. Of the $1.9 million of unrealized loss within non-investment grade, Alt-A and subprime home equity asset-backed securities accounted for 50.0% of this loss. The next highest percent of the loss within non-investment grade were CMOs at 30.5% of the loss. Within CMOs 42.0% were collateralized by prime loans with the balance in Alt-A and subprime. The remaining portion of the loss, or 19.5% within non-investment grade was 99.7% comprised of one financial corporate issue rated BB+ by Standard and Poors. These issues are continually monitored and may be classified in the future as being other than temporarily impaired.

The highest concentration of temporarily impaired securities is CMOs at 31.6% of the total loss. Within CMOs 59.6% are rated AAA including the 50.0% of the CMO exposure that is agency issued, and have primarily been affected by the general level of interest rates. The next largest concentration of temporarily impaired securities is Asset-Backed Securities at approximately 25.0% of the total loss, followed by Commercial MBS at approximately 19.2% of the total loss. The vast majority of both Asset-Backed Securities and Commercial MBS are comprised of securities rated AAA and have been affected primarily by the widening of spreads within this sector and/or the general level of interest rates as well. The next largest concentration of temporarily impaired securities is Corporate Bonds at 12.7% of the total loss. Within Corporate Bonds 86.7% are rated investment grade or better, including the high yield corporate credit allocation, and their temporary impairment results primarily from the widening of credit spreads. Temporary losses within Municipals make up the majority of what remains at 7.4% of the total loss. Within Municipals 100% of the securities are rated investment grade by Standard & Poors, both on an enhanced and underlying basis.

For the year ended December 31, 2009, we sold approximately $6.2 million of market value of fixed income securities excluding convertibles, which were trading below amortized cost while recording a realized loss of $0.2 million. This loss represented 3.6% of the amortized cost of the positions. These sales were unique opportunities to sell specific positions due to changing market conditions.

During the year ended December 31, 2009, net realized gains were $28.0 million compared to net realized losses of $16.6 million during the year ended December 31, 2008. Net realized gains for the year ended December 31, 2009 were principally due to the mark to market increase in securities carried at market of approximately $22.5 million and net gains on the sale of certain securities of $5.0 million. Those securities that are marked to market include convertible securities held both as individually-owned securities and an investment in a limited partnership, and an investment in a structured finance limited partnership. Convertible bond prices are a function of the underlying equity and the fixed income component whose values changed with the stock market and changes in spread of corporate bonds, respectively. The structured finance limited partnership is valued based on a portfolio of non-agency mortgage securities, and the hedges that may accompany positions. The value of these components in the limited partnership changed in value for a variety of reasons including, but not limited to, changes in spread for mortgage product, changes in prepayment rates, default rates, severity rates, changes in the overall level of rates and the corresponding value of the underlying loans, and changes in the value of the properties by which these loans are collateralized.

Deferred Policy Acquisition Costs

We defer a portion of the costs of acquiring insurance business, primarily commissions and certain policy underwriting and issuance costs, which vary with and are primarily related to the production of insurance business. For the year ended December 31, 2009, $56.0 million of the costs were deferred. Deferred policy acquisition costs totaled $25.7 million, or 28.7% of unearned premiums (net of reinsurance), at December 31, 2009.

Loss and Loss Adjustment Expense Reserves

Losses and loss adjustment expenses. We maintain reserves to cover our estimated ultimate losses under all insurance policies that we write and our loss adjustment expenses relating to the investigation and settlement of policy claims. The reserves for losses and loss adjustment expenses represent our estimated ultimate costs of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. Our reserves reflect our estimates at a given time of amounts that we expect to pay for losses that have been reported, which are referred to as case reserves, and losses that have been incurred but not reported and the expected development of losses and allocated loss adjustment expenses on reported cases, which are referred to as IBNR reserves. In evaluating whether the reserves are reasonable for unpaid losses and loss adjustment expenses, it is necessary to project future losses and loss adjustment expense payments. Our reserves are carried at the total estimate for ultimate expected losses and loss adjustment expenses. We do not discount the reserves for losses and loss adjustment expenses for the time value of money.

Our reserves consist of reserves for property and liability losses, consistent with the coverages provided for in the insurance policies directly written or assumed by us under reinsurance contracts. In many cases, several years may elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of the loss. The estimation of ultimate liability for losses and loss adjustment expenses is an inherently uncertain process, requiring the use of informed estimates and judgments. Our loss and loss adjustment expense reserves do not represent an exact measurement of liability, but are estimates. Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions and may, in fact, vary significantly from our assumptions. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We continually review our estimates and adjust them as we believe appropriate as our experience develops or new information becomes known to us. Such adjustments are included in current results of operations. For a further discussion of how we determine our loss and loss adjustment expense reserves and the uncertainty surrounding those estimates, see "— Critical Accounting Policies — Loss and Loss Adjustment Expense Reserves".

Reconciliation of Unpaid Losses and Loss Adjustment Expenses

We establish a reserve for both reported and unreported covered losses, which includes estimates of both future payments of losses and related loss adjustment expenses. The following table represents changes in our aggregate reserves during 2009, 2008 and 2007:

	December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Balance, January 1	$ 372,721	$ 272,365	$ 191,013
Less reinsurance recoverables	128,552	91,444	66,926
Net balance, January 1	244,169	180,921	124,087
AUIC net reserves, date of acquisition	-	4,490	-
Incurred related to			
Current year	154,020	112,685	88,911
Prior years	(5,671)	(4,845)	(838)
Total incurred	148,349	107,840	88,073
Paid related to			
Current year	17,255	11,269	4,432
Prior years	51,307	37,813	26,807
Total paid	68,562	49,082	31,239
Net balance, December 31	323,956	244,169	180,921
Plus reinsurance recoverables	164,488	128,552	91,444
Balance, December 31	$ 488,444	$ 372,721	$ 272,365

During 2009 the Company experienced approximately $5.7 million of favorable development of December 31, 2008 prior years' loss and loss adjustment expense reserves. Favorable development of $2.4 million in our Security general liability classes in 2001, 2006 and 2007 accident years and $3.6 million in our Specialty general liability classes in the 2006 through 2007 accident years was due to lower than expected claim frequency and lower than expected severity. There was $0.5 million of unfavorable development in our Specialty general liability classes in the 2000 accident year. Net favorable development of $0.2 million in unallocated loss adjustment expenses was recorded for the 2006 through 2007 accident years.

During 2008, the Company experienced $4.5 million of favorable development in net prior accident year reserves. During 2008, favorable development of $2.4 million in our Security classes consisted of $5.7 million of favorable development in the 2006-2007 accident years and unfavorable development of $3.3 million in the 2005 and prior accident years. The favorable development in the 2006-2007 accident years was attributable to lower than projected frequency and severity and favorable settlements on certain large claims. The unfavorable development in the 2000-2005 accident years was largely attributable to increases in Incurred But Not Reported reserves on these years to reflect anticipated development from construction defect exposures. During 2008, favorable development of $3.8 million in our Specialty classes consisted of $9.5 million of favorable development in the 2006-2007 accident years and unfavorable development of $5.7 million in the 2005 and prior accident years. The favorable development in the 2006-2007 accident years was attributable to lower than projected frequency and severity and favorable settlements on certain large claims. The unfavorable development in the 2000-2005 accident years was attributable to increases in Incurred But Not Reported reserves on these years to reflect anticipated development from construction defect exposures. During 2008, adverse development of $1.3 million in our Contract Underwriting classes consisted of $2.5 million of adverse development in the 2006-2007 accident years and favorable development of $1.2 million in the 2005 accident year. The adverse development in the 2006-2007 accident years was attributable to higher than projected severity. The favorable development in the 2005 accident year was attributable to lower than projected severity. Net adverse development of $0.1 million in unallocated loss adjustment expenses was recorded for the 2000-2007 accident year.

During 2007, favorable development in our Security general liability classes was $0.9 million, consisting of $3.7 million in favorable development in accident years 2002-2006, and unfavorable development of $2.8 million in accident years 2000-2001. The favorable development in accident years 2002-2006 was primarily in accident year 2006 as a result of lower than expected frequency, severity, and incurred losses and loss adjustment expenses. The unfavorable development in 2000-2001 was due to increases in case reserves on a small number of high severity claims based on obtaining new information. Unfavorable development in our Specialty general liability classes was $0.6 million, consisting of $7.6 million in favorable development in the 2006 accident year, and unfavorable development of $8.2 million principally in accident years 2003-2005. The favorable development in accident year 2006 was due to lower than expected frequency, severity, and incurred losses and loss adjustment expenses. The unfavorable development in 2003-2005 included three late reported claims received in the fourth quarter of 2007 for catastrophe (Hurricane Rita) and thunderstorm related losses. These claims are being contested by lawsuit and involve severe property damage to commercial buildings in Port Arthur, Texas. The unfavorable development was also due to increases in case reserves on a small number of high severity claims based on obtaining new information. In addition, these factors caused related increases in estimates of incurred but not reported losses. Favorable development in unallocated loss adjustment expenses was $0.5 million across multiple accident years.

Loss Development. Below is a table showing the development of our reserves for unpaid losses and loss adjustment expenses for us for report years 1999 through 2009. The table portrays the changes in the loss and loss adjustment expenses reserves in subsequent years relative to the prior loss estimates based on experience as of the end of each succeeding year, on a GAAP basis.

The first line of the table shows, for the years indicated, the net reserve liability including the reserve for incurred but not reported losses as originally estimated. For example, as of December 31, 1999 it was estimated that $31.6 million would be a sufficient reserve to settle all claims not already settled that had occurred prior to December 31, 1999, whether reported or unreported to our insurance subsidiaries.

The next section of the table sets forth the re-estimates in later years of incurred losses, including payments, for the years indicated. For example, as reflected in that section of the table, the original reserve of $31.6 million was re-estimated to be $30.1 million at December 31, 2009. The increase/decrease from the original estimate would generally be a combination of factors, including:

- reserves being settled for amounts different from the amounts originally estimated;
- reserves being increased or decreased for individual claims that remain open as more information becomes known about those individual claims; and
- more or fewer claims being reported after December 31, 1999 than had been reported before that date.

The "cumulative redundancy (deficiency)" represents, as of December 31, 2009, the difference between the latest re-estimated liability and the reserves as originally estimated. A redundancy means that the original estimate was higher than the current estimate for reserves; a deficiency means that the current estimate is higher than the original estimate for reserves. For example, because the reserves established as of December 31, 1999 at $31.6 million were reestablished at December 31, 2009 at $30.1 million, it was re-estimated that the reserves which were established as of December 31, 1999 included a $1.5 million redundancy.

The next section of the table shows, by year, the cumulative amounts of losses and loss adjustment expenses paid as of the end of each succeeding year. For example, with respect to the net losses and loss expense reserve of $31.6 million as of December 31, 1999 by December 31, 2009 (ten years later) $29.6 million actually had been paid in settlement of the claims which pertain to the reserve as of December 31, 1999.

Information with respect to the cumulative development of gross reserves (that is, without deduction for reinsurance ceded) also appears at the bottom portion of the table.

Analysis of Unpaid Loss and Loss Adjustment Expense Development

	Year Ended December 31,										
	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
	(Dollars in thousands)										
Net reserve for unpaid losses and loss adjustment expenses	$ 31,561	$ 34,498	$ 46,617	$ 54,507	$ 56,644	$ 63,046	$ 91,995	$ 124,087	$ 180,921	$ 244,169	$ 323,956
Net reserves re-estimated at December 31:											
One year later	27,926	34,677	47,744	56,023	58,342	82,087	93,113	123,249	176,012	238,498	
Two years later	26,967	35,789	52,212	61,968	78,214	83,844	103,335	127,216	170,405		
Three years later	27,932	37,774	59,665	81,339	80,314	91,733	111,649	125,466			
Four years later	28,108	40,026	73,785	83,624	85,751	97,425	111,649				
Five years later	28,770	45,470	76,375	87,750	89,353	97,425					
Six years later	30,219	47,769	79,763	89,549	89,353						
Seven years later	30,478	48,365	81,506	89,549							
Eight year later	30,009	48,725	81,506								
Nine years later	30,129	49,225									
Ten years later	30,129										
Cumulative redundancy (deficiency) on net reserves	1,432	(14,727)	(34,889)	(35,042)	(32,709)	(34,379)	(19,654)	(1,379)	10,516	5,671	
Cumulative amount of net liability paid through December 31:											
One year later	7,855	9,791	13,999	18,757	19,955	24,025	22,511	26,743	33,283	51,452	
Two years later	14,063	19,060	30,603	37,249	40,487	42,835	44,471	50,408	67,475		
Three years later	19,856	27,724	43,950	55,262	55,297	57,936	62,096	74,209			
Four years later	24,039	33,839	56,471	66,215	64,799	68,820	79,339				
Five years later	26,900	38,525	64,331	72,886	72,226	79,079					
Six years later	28,328	43,065	68,985	77,738	78,381						
Seven years later	28,996	44,894	73,899	81,734							
Eight year later	29,175	46,688	76,762								
Nine years later	29,376	48,023									
Ten years later	29,583										
Gross reserves - end of year	36,083	36,150	48,143	59,449	61,727	68,699	113,864	191,013	272,365	372,721	488,444
Reinsurance recoverable on unpaid losses	4,522	1,652	1,526	4,942	5,083	5,653	21,869	66,926	91,444	128,552	164,488
Net reserves - end of year	31,561	34,498	46,617	54,507	56,644	63,046	91,995	124,087	180,921	244,169	323,956
Gross reserves - re-estimated at 12/31/09	34,446	51,582	84,174	97,668	97,371	106,161	138,190	193,136	256,534	364,066	
Reinsurance recoverable on unpaid losses - re-estimated at 12/31/09	4,317	2,357	2,668	8,119	8,018	8,736	26,541	67,670	86,129	125,568	
Net reserves - re-estimated at 12/31/09	30,129	49,225	81,506	89,549	89,353	97,425	111,649	125,466	170,405	238,498	
Cumulative redundancy (deficiency) on gross reserves	1,637	(15,432)	(36,031)	(38,219)	(35,644)	(37,462)	(24,326)	(2,123)	15,831	8,655	

Factors contributing to the reserve development in the preceding table are as follows:

From 2000 through 2004, the reserves gave greater weight to loss development patterns from our historical experience through 1998, and were adjusted for differences between actual and expected development as losses and loss adjustment expenses emerged. During 2005, a significant amount of adverse development occurred related to accident years 2000 through 2002, and our insurance subsidiaries increased their reserves accordingly. In addition, we increased our reserves applicable to other specialty classes, principally as a result of using updated industry loss development factors, which became available during 2005, in the calculations of ultimate expected losses and reserves on other specialty classes.

During 2006, the Company experienced approximately $1.1 million in net prior year reserve development primarily in the 2000 accident year, offset somewhat by favorable development on prior years unallocated loss adjustment expense reserves. The development on accident year 2000 reserves was concentrated primarily in the safety equipment class as a result of obtaining new information on several high severity cases.

During 2007, the Company experienced approximately $0.8 million of favorable development in net prior year reserves primarily in the 2006 accident year due to lower than expected loss and allocated loss adjustment expense emergence, offset by unfavorable development on 2000 to 2005 accident years' reserves.

During 2008, the Company experienced approximately $4.8 million of favorable development in net prior year reserves, with $12.6 million of favorable development in the 2006 and 2007 accident years due to lower than expected claim frequency along with lower than expected severity, offset somewhat by increases in Incurred But Not Reported reserves in the 2005 and prior accident years to reflect anticipated loss development from construction defect exposures.

During 2009, the Company experienced approximately $5.7 million of favorable development in net prior year reserves, with substantially all of the favorable development in the 2006 and 2007 accident years. The favorable development was due to lower than expected loss and allocated loss adjustment expense emergence on the 2006 and 2007 accident years.

For policies written from the middle of 2002 through the present, historical experience for security classes has improved due to the underwriting initiatives taken in response to the deterioration in loss experience for the 1999 through 2001 accident years, especially in the safety equipment installation and service class.

Reinsurance

Our insurance subsidiaries cede insurance risk to reinsurers to diversify their risks and limit their maximum loss arising from large or unusually hazardous risks or catastrophic events. Additionally, our insurance subsidiaries use reinsurance in order to limit the amount of capital needed to support their operations and to facilitate growth. Reinsurance involves a primary insurance company transferring, or ceding, a portion of its premium and losses in order to control its exposure. The ceding of liability to a reinsurer does not relieve the obligation of the primary insurer to the policyholder. The primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement.

During the first four months of 2007, we maintained a 35% quota share on the majority of our business other than our legal professional liability class, for which we maintained a variable 70% to 85% quota share, and our umbrella policies, for which we maintain a 90% quota share. On May 1, 2007, we amended our 35% quota share reinsurance treaties to include the legal professional liability class. On October 1, 2007, we exercised the reset provision in our 35% quota share reinsurance treaties to increase our retention to 75%.

In 2007, we also maintained two 50% quota share reinsurance treaties for our hospitality and employer general liability classes. Our excess of loss reinsurance is used to limit our maximum exposure per claim occurrence. We maintained a $0.5 million excess of $0.5 million per occurrence (Primary Security and Specialty General Liability) and $1.5 million excess of $0.5 million per occurrence (Legal Professional Liability) coverage through December 31, 2007, and we have purchased $0.5 million excess of $0.5 million per occurrence (Primary Security and Specialty General Liability) and $1.5 million excess of $0.5 million per occurrence coverage (Legal Professional Liability) for 2008. In addition, we maintained $0.7 million excess of $0.3 million per occurrence coverage for a portion of the risks in our hospitality class. On April 1, 2007, we extended the 90% quota share reinsurance applicable to umbrella policies through March 31, 2008.

On January 1, 2008, we purchased 10% quota share reinsurance on the majority of our primary casualty business. On April 1, 2008, we purchased an additional 5% quota share for the majority of our primary casualty business for a total cession of 15%. In 2008, we also maintained other quota share reinsurance contracts for our Contract Underwriting and FM Emerald classes of business. One of these quota share reinsurance contracts was terminated on a cutoff basis during 2008 resulting in $2.3 million of ceded unearned premium being returned to the Company. For the majority of our primary casualty business in 2008, we maintained a $0.5 million excess of $0.5 million per occurrence (Primary Security and Specialty General Liability) and $1.5 million excess of $0.5 million per occurrence (Legal Professional Liability) coverage through December 31, 2008. In addition, we purchased 90% quota share reinsurance for umbrella/excess policies written in 2008.

On July 1, 2008, we purchased excess per risk reinsurance for our property business. These treaties provide coverage of $4.7 million excess of $0.3 million per risk. Prior to July 1, 2008, the Company purchased a combination of excess per risk and quota share reinsurance that resulted in similar net retention per risk. In addition on July 1, 2008, the Company purchased property catastrophe reinsurance with limits of $25.0 million excess of $4.0 million in cumulative net property retentions. We purchased catastrophe coverage to our one in 250 year event level. Our catastrophe coverage provides for reinstatement of coverage upon a catastrophic event.

Effective January 1, 2009, we purchased quota share reinsurance for our primary casualty business which covers the majority of the casualty classes underwritten in the Security, Specialty, Contract Underwriting, and FM Emerald platforms. For our Security and Specialty classes, we purchased 25.75% quota share reinsurance coverage. For our Contract Underwriting and FM Emerald classes, we purchased 31.5% quota share reinsurance coverage. In addition, for these classes, we purchased $0.5 million excess of $0.5 million per occurrence for 2009. This coverage was 80% placed for our Security and Specialty classes and 100% placed for our Contract Underwriting and FM Emerald classes. Lastly, on our legal professional liability class, we purchased $1.5 million excess of $0.5 million per occurrence for 2009, which was 70% placed. On our umbrella and excess casualty business in 2009, we maintained quota share reinsurance treaties that provide for a quota share of 90% of this business, up to a limit of $10.0 million per occurrence. On our property business, we renewed our property excess per risk program at July 1, 2009. We placed 100% of $4.0 million excess of $1.0 million per risk and 90% of $0.7 million excess of $0.3 million per risk. We also purchased property catastrophe protection for our property business effective July 1, 2009. The program has limits of $35.0 million in excess of $5.0 million of ultimate net loss per occurrence, which represents our modeled one in 250 year event exposure.

We have historically adjusted our level of quota share reinsurance based on our premiums produced and our level of capitalization, as well as our risk appetite for a particular type of business. We believe that the current reinsurance market for the lines of business that we insure is stable in both capacity and pricing. In addition, we do not anticipate structural changes to our reinsurance strategies, but rather will continue to adjust our level of quota share and excess of loss reinsurance based on our premiums produced, level of capitalization and risk appetite. As a result, we believe that we will continue to be able to execute our reinsurance strategies on a basis consistent with our historical and current reinsurance structures.

The following table illustrates our direct and ceded written premiums for the years ended December 31, 2009, 2008 and 2007:

	Direct Written Premiums and Premiums Ceded Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Direct written premiums	$ 300,866	$ 303,539	$ 258,846
Ceded written premiums	(119,913)	(101,325)	(115,929)
Net written premiums	$ 180,953	$ 202,214	$ 142,917
Ceded written premiums as percentage of direct written premiums	39.9%	33.4%	44.8%

The following table illustrates the effect of our reinsurance ceded strategies on our results of operations:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Ceded written premiums	$ 119,913	$ 101,325	$ 115,929
Ceded premiums earned	111,460	105,122	75,722
Losses and loss adjustment expenses ceded	81,491	57,313	35,363
Ceding commissions	29,158	36,069	27,351

Our net cash flows relating to ceded reinsurance activities (premiums paid less losses recovered and ceding commissions received) were approximately $27.4 million net cash paid for the year ended December 31, 2009 compared to net cash paid of $43.8 million for the year ended December 31, 2008. We paid approximately $33.9 million for the year ended December 31, 2007.

The assuming reinsurer is obligated to indemnify the ceding company to the extent of the coverage ceded. The inability to recover amounts due from reinsurers could result in significant losses to us. To protect us from reinsurance recoverable losses, FMIC seeks to enter into reinsurance agreements with financially strong reinsurers. Our senior executives evaluate the credit risk of each reinsurer before entering into a contract and monitor the financial strength of the reinsurer. On December 31, 2009, substantially all reinsurance contracts to which we were a party were with companies with A.M. Best ratings of "A" or better. One reinsurance contract to which we were a party was with a reinsurer that does not carry an A.M. Best rating. For this contract, we required full collateralization of our recoverable via a grantor trust and an irrevocable letter of credit. In addition, ceded reinsurance contracts contain trigger clauses through which FMIC can initiate cancellation including immediate return of all ceded unearned premiums at its option, or which result in immediate collateralization of ceded reserves by the assuming company in the event of a financial strength rating downgrade, thus limiting credit exposure. On December 31, 2009, there was no allowance for uncollectible reinsurance, as all reinsurance balances were current and there were no disputes with reinsurers.

On December 31, 2009 and December 31, 2008, FMFC had a net amount of recoverables from reinsurers of $228.7 million and $181.2 million, respectively, on a consolidated basis. The following is a summary of our insurance subsidiaries' net reinsurance recoverables by reinsurer:

	A.M. Best Rating	Net Amount Recoverable as of December 31, 2009	Net Amount Recoverable as of December 31, 2008
		(Dollars in thousands)	
ACE Property & Casualty Insurance Company	A+	$ 71,333	$ 74,956
Swiss Reinsurance America Corporation	A	46,697	63,576
QBE Reinsurance Corporation	A	32,982	7,179
AXIS Reinsurance Company	A	20,245	2,635
Munich Reinsurance America, Inc.	A+	17,581	7,699
Liberty Mutual Insurance Company	A	10,478	664
Odyssey America Reinsurance Corporation	A	6,117	1,865
Hannover Rueckversicherung	A	5,354	1,523
Berkley Insurance Company	A+	5,097	4,944
American Constantine Insurance Company	NR	3,376	4,600
Other	(1)	9,442	11,595
Total		$ 228,702	$ 181,236

(1) - substantially all other reinsurers carry an A.M. Best rating of "A" and above.

American Constantine Insurance Company ("ACIC") does not carry an A.M. Best rating. The net amount of recoverables from ACIC at December 31, 2009 is fully collateralized by a grantor trust and irrevocable letter of credit.

The reinsurance market moves in pricing cycles which are correlated with the primary insurance market. Thus, after experiencing adverse reserve development due to inadequate pricing during the soft market, the amount of capacity in the reinsurance market has decreased. This has in turn placed upward pressure on reinsurance prices and restricted terms.

Recent Accounting Pronouncements

In December 2007, the FASB issued guidance related to accounting for business combinations. This standard established principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and the goodwill acquired. It also established disclosure requirements to enable the evaluation of the nature and financial effects of the business combination and was effective for fiscal years beginning after December 15, 2008. The adoption of this standard changes our accounting treatment for business combinations on a prospective basis beginning January 1, 2009.

In December 2007, the FASB issued accounting guidance related to noncontrolling interests in consolidated financial statements. This guidance established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. It also established disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners, and is effective for fiscal years beginning after December 15, 2008. The adoption of this standard in the first quarter of 2009 did not have a material effect on the Company's results of operations, financial position or liquidity.

In March 2008, the FASB issued new guidance for disclosures about derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about a) how and why an entity uses derivative instruments, b) how derivative instruments and related hedged items are accounted for under related FASB standards, and c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The new guidance was effective for fiscal years beginning after November 15, 2008. The adoption of this standard in the first quarter of 2009 did not have a material effect on the Company's financial statement disclosures.

In April 2009, the FASB issued new accounting guidance which requires disclosures about the fair value of financial instruments in interim and annual financial statements. The new guidelines require disclosure of qualitative and quantitative information about the fair value of financial instruments including methods and significant assumptions used to estimate fair value during interim and annual reporting periods. The adoption of this guidance in 2009 is included in Note 5, "Fair Value Measurements" to the consolidated financial statements.

In April 2009, the FASB issued new accounting guidance pertaining to the determination of fair value of assets and liabilities when volume and activity level have significantly decreased and for transactions that are not orderly. Under the new guidance, if an entity determines that there has been a significant decrease in the volume and level of activity for the asset or the liability in relation to the normal market activity for the asset or liability (or similar assets or liabilities), then transactions or quoted prices may not accurately reflect fair value. In addition, if there is evidence that the transaction for the asset or liability is not orderly, the entity shall place little, if any, weight on that transaction price as an indicator of fair value. The adoption of this guidance in 2009 did not have a material effect on the Company's results of operations, financial position, or liquidity.

In April 2009, the FASB issued new accounting guidance for the recognition and presentation of other-than-temporary impairments on investments. The new guidance modifies the existing other-than-temporary impairment guidance to require the recognition of an other-than-temporary impairment when an entity has the intent to sell a debt security or when it is more-likely-than-not an entity will be required to sell the debt security before its anticipated recovery. Additionally, the new guidance changes the presentation and amount of other-than-temporary losses recognized in the income statement for instances when the Company determines that there is a credit loss on a debt security but it is more-likely-than-not that the entity will not be required to sell the security prior to the anticipated recovery of its remaining cost basis. For these debt securities, the amount representing the credit loss will be reported as an impairment loss in the Consolidated Statements of Income and the amount related to all other factors will be reported in Accumulated other comprehensive income (loss). It also requires the presentation of other-than-temporary impairments separately from realized gains and losses on the face of the income statement. In addition to the changes in measurement and presentation, the new guidance is intended to enhance the existing disclosure requirements for other-than-temporary impairments and requires all disclosures related to other-than-temporary impairments in both interim and annual periods. The adoption of the new guidance in 2009 resulted in a $1.0 million increase in Retained Earnings, which was offset by a corresponding decrease in Accumulated other comprehensive income (loss) of the same amount.

In May 2009, the FASB issued new accounting guidance related to subsequent events. This new guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It provides direction for the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. We adopted the new guidance during 2009, and its application had no impact on our consolidated financial statements.

On July 1, 2009, the FASB issued Topic 105, *"Generally Accepted Accounting Principles"* which established the *"Accounting Standards Codification"* (ASC) as the single official source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). All other nongrandfathered, non-SEC accounting literature not included in the ASC is deemed nonauthoritative. The ASC supersedes all existing, non-SEC accounting and reporting standards applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). The ASC is effective for interim and annual reporting periods ending after September 15, 2009. As the ASC reorganizes GAAP literature but does not change GAAP, the implementation of the ASC did not have a material impact on the Company's financial statements.

In June 2009, the FASB issued updated guidance on the accounting for variable interest entities that eliminates the concept of a qualifying special-purpose entity and the quantitative-based risks and rewards calculation of the previous guidance for determining which company, if any, has a controlling financial interest in a variable interest entity. The guidance requires an analysis of whether a company has: (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb the losses that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity. An entity is required to be re-evaluated as a variable interest entity when the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights to direct the activities that most significantly impact the entity's economic performance. Additional disclosures are required about a company's involvement in variable interest entities and an ongoing assessment of whether a company is the primary beneficiary. The guidance is effective for all variable interest entities owned on or formed after January 1, 2010. The Company does not expect that the provisions of the guidance will have a material effect on its results of operations, financial position or liquidity.

In January 2010, the FASB issued an update to the *Accounting Standards Codification* (ASC) related to fair value measurements and disclosures. This ASC update provides for additional disclosures requirements to improve the transparency and comparability of fair value information in financial reporting. Specfically, the new guidance requires separate disclosure of the amounts of significant transfers in and out of Levels 1 and 2, as well as the reasons for the transfers, and separate disclosure for the purchases, sales, issuances and settlement activity in Level 3. In addition, this ASC update requires fair value measurement disclosure for each class of assets and liabilities, and disclosures about the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements in Levels 2 and 3. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity detail which will become effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Early adoption is permitted. These amendments do not require disclosures for earlier periods presented for comparative purposes at intital adoption. The Company is currently evaluating the potential impact of the adoption of this standard on its financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk and interest rate risk.

Credit Risk

Credit risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer or a reinsurer.

We address the risk associated with debt issuers by investing in fixed maturity securities that are investment grade, which are those securities rated "BBB–" or higher by Standard & Poor's. We monitor the financial condition of all of the issuers of fixed maturity securities in our portfolio. Our outside investment managers assist us in this process. We utilize a variety of tools and analysis as part of this process. If a security is rated "BBB–" or higher by Standard & Poor's at the time that we purchase it and is then downgraded below "BBB–" while we hold it, we evaluate the security for impairment, and after discussing the security with our investment advisors, we make a decision to either dispose of the security or continue to hold it. Finally, we employ stringent diversification rules that limit our credit exposure to any single issuer or business sector.

We address the risk associated with reinsurers by generally targeting reinsurers with A.M. Best financial strength ratings of "A-" or better. In an effort to minimize our exposure to the insolvency of our reinsurers, we evaluate the acceptability and review the financial condition of each reinsurer annually. In addition, we continually monitor rating downgrades involving any of our reinsurers. At December 31, 2009, all reinsurance contracts were with companies with A.M. Best ratings of "A" or better except for five reinsurers with A.M. Best ratings of "A-".

Interest Rate Risk

Interest rate risk is the risk that we may incur economic losses due to adverse changes in interest rates. The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed maturity securities. Fluctuations in interest rates have a direct impact on the market valuation of these securities. We manage our exposure to interest rate risk through an asset and liability matching process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of our liability and capital position. Our outside investment managers assist us in this process. We have $46.4 million cumulative principal amount of floating rate junior subordinated debentures outstanding. We have entered into interest rate swap agreements through 2014 with a combined notional amount of $20.0 million and through 2011 with a notional amount of $25.0 million in order to fix the interest rate on this debt, thereby reducing our exposure to interest rate fluctuations with respect to our debentures.

The table below illustrates the sensitivity of the fair value of our fixed maturity securities to selected hypothetical changes in interest rates as of December 31, 2009. The selected scenarios are not predictions of future events, but rather illustrate the effect that such events may have on the fair value of our fixed maturity securities and stockholders' equity:

			Hypothetical % Increase (Decrease) In	
	Estimated Fair Value	Estimated Change in Fair Value	Fair Value	Stockholders' Equity
	(Dollars in thousands)			
100 basis point increase	$ 579,282	$ (20,082)	-3.4%	-6.4%
50 basis point increase	589,323	(10,041)	-1.7%	-3.2%
No change	599,364	-	-	-
50 basis point decrease	609,405	10,041	1.7%	3.2%
100 basis point decrease	619,446	20,082	3.4%	6.4%

At December 31, 2009, our convertible securities had a total fair value of $69.5 million and we had $18.2 million invested in a limited partnership which invests in high yield convertible securities, for a total of $87.7 million combined. A hypothetical 10%

increase in the fair value of the underlying equity securities could increase the fair value to $93.7 million and increase stockholders' equity by 1.9%. Alternatively, a 10% decrease in the fair value of the underlying equity securities could decrease the fair value to $81.7 million and decrease stockholders' equity by 1.9%.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
First Mercury Financial Corporation and Subsidiaries
Southfield, Michigan

We have audited the accompanying consolidated balance sheets of First Mercury Financial Corporation and Subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009. In connection with our audits of the financial statements, we have also audited the financial statement schedules listed in the accompanying index. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Mercury Financial Corporation and Subsidiaries as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First Mercury Financial Corporation and Subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2010 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Troy, Michigan
March 16, 2010

Consolidated Balance Sheets

ASSETS	December 31, 2009	December 31, 2008
	(Dollars in thousands, except share data)	
Investments		
Debt securities	$ 648,522	$ 495,799
Equity securities and other	38,752	15,089
Short-term	12,216	32,142
Total Investments	699,490	543,030
Cash and cash equivalents	14,275	31,833
Premiums and reinsurance balances receivable	78,544	56,398
Accrued investment income	6,248	5,400
Accrued profit sharing commissions	14,661	11,315
Reinsurance recoverable on paid and unpaid losses	172,711	135,617
Prepaid reinsurance premiums	57,374	48,921
Deferred acquisition costs	25,654	27,369
Intangible assets, net of accumulated amortization	37,104	39,351
Goodwill	25,483	25,483
Deferred federal income taxes	-	2,161
Other assets	26,049	16,775
Total Assets	$ 1,157,593	$ 943,653
LIABILITIES AND STOCKHOLDERS' EQUITY		
Loss and loss adjustment expense reserves	$ 488,444	$ 372,721
Unearned premium reserves	146,773	147,849
Long-term debt	67,013	67,013
Funds held under reinsurance treaties	71,661	49,419
Premiums payable to insurance companies	31,167	27,831
Reinsurance payable on paid losses	958	1,167
Deferred federal income taxes	13,844	-
Accounts payable, accrued expenses, and other liabilities	21,649	16,016
Total Liabilities	841,509	682,016
Stockholders' Equity		
Common stock, $0.01 par value; authorized 100,000,000 shares; issued and outstanding 17,181,106 and 17,836,337 shares	172	178
Paid-in-capital	154,417	161,957
Accumulated other comprehensive income (loss)	16,256	(3,027)
Retained earnings	147,087	103,028
Treasury stock; 130,600 and 33,600 shares	(1,848)	(499)
Total Stockholders' Equity	316,084	261,637
Total Liabilities and Stockholders' Equity	$ 1,157,593	$ 943,653

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands, except share and per share data)		
Operating Revenue			
Net earned premiums	$ 232,002	$ 193,744	$ 169,139
Commissions and fees	31,998	20,989	5,343
Net investment income	29,332	21,633	16,295
Net realized gains (losses) on investments	28,006	(16,589)	786
Other-than-temporary impairment losses on investments:			
Total losses	(1,698)	(4,098)	(184)
Portion of losses recognized in accumulated other comprehensive income	1,029	-	-
Net impairment losses recognized in earnings	(669)	(4,098)	(184)
Total Operating Revenues	320,669	215,679	191,379
Operating Expenses			
Losses and loss adjustment expenses, net	148,349	107,840	88,073
Amortization of deferred acquisition expenses	54,610	41,164	30,706
Underwriting, agency and other expenses	44,852	34,355	10,328
Amortization of intangible assets	2,247	2,038	667
Total Operating Expenses	250,058	185,397	129,774
Operating Income	70,611	30,282	61,605
Interest Expense	5,683	5,820	4,453
Change in Fair Value of Derivative Instruments	(401)	312	559
Income From Continuing Operations Before Income Taxes	65,329	24,150	56,593
Income Taxes	20,966	6,414	18,922
Income From Continuing Operations	44,363	17,736	37,671
Income From Discontinued Operations, Net of Income Taxes	-	23,105	4,060
Net Income	$ 44,363	$ 40,841	$ 41,731
Basic Net Income Per Share:			
Income From Continuing Operations	$ 2.53	$ 0.98	$ 2.13
Income From Discontinued Operations	-	1.27	0.23
Total	$ 2.53	$ 2.25	$ 2.36
Diluted Net Income Per Share:			
Income From Continuing Operations	$ 2.48	$ 0.95	$ 2.03
Income From Discontinued Operations	-	1.23	0.22
Total	$ 2.48	$ 2.18	$ 2.25
Weighted Average Shares Outstanding:			
Basic	17,407,510	18,129,386	17,710,080
Diluted	17,746,613	18,674,689	18,551,362

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
			(Dollars in thousands)			
Balance, December 31, 2006	$ 174	$ 153,600	$ (761)	$ 20,323	$ (598)	$ 172,738
Common stock issued, net of issuance costs	7	12,242	-	-	-	12,249
Cumulative effect adjustment upon adoption of FASB ASC 815-15, net of tax of $72	-	-	(133)	133	-	-
Stock-based compensation expense	-	1,068	-	-	-	1,068
Common stock repurchased	-	-	-	-	(477)	(477)
Retirement of treasury stock	(1)	(1,074)	-	-	1,075	-
Comprehensive income:						
Net income	-	-	-	41,731	-	41,731
Other comprehensive income, net of tax						
Unrealized holding gains on securities arising during the period, net of tax of ($1,317)	-	-	2,446	-	-	2,446
Change in fair value of interest rate swap, net of tax of $329	-	-	(612)	-	-	(612)
Less reclassification adjustment for losses included in net income, net of tax of ($128)	-	-	237	-	-	237
Total other comprehensive income	-	-	-	-	-	2,071
Total comprehensive income	-	-	-	-	-	43,802
Balance, December 31, 2007	180	165,836	1,177	62,187	-	229,380
Exercise of stock options	5	922	-	-	-	927
Stock-based compensation expense	-	2,174	-	-	-	2,174
Stock-based compensation excess tax benefits	-	1,573	-	-	-	1,573
Common stock repurchased and held in treasury	-	-	-	-	(499)	(499)
Common stock repurchased and retired	(7)	(8,548)	-	-	-	(8,555)
Comprehensive income:						
Net income	-	-	-	40,841	-	40,841
Other comprehensive loss, net of tax						
Unrealized holding losses on securities arising during the period, net of tax of $3,125	-	-	(5,803)	-	-	(5,803)
Change in fair value of interest rate swap, net of tax of $515	-	-	(956)	-	-	(956)
Less reclassification adjustment for losses included in net income, net of tax of ($1,376)	-	-	2,555	-	-	2,555
Total other comprehensive loss	-	-	-	-	-	(4,204)
Total comprehensive income	-	-	-	-	-	36,637
Balance, December 31, 2008	178	161,957	(3,027)	103,028	(499)	261,637
Issuance of restricted stock	1	(1)	-	-	-	-
Exercise of stock options	1	26	-	-	-	27
Stock-based compensation expense	-	2,935	-	-	-	2,935
Stock-based compensation excess tax benefits	-	(21)	-	-	-	(21)
Common stock repurchased and held in treasury	-	-	-	-	(1,349)	(1,349)
Common stock repurchased and retired	(8)	(10,479)	-	-	-	(10,487)
Payment of shareholder dividend	-	-	-	(1,303)	-	(1,303)
Comprehensive income:						
Net income	-	-	-	44,363	-	44,363
Cumulative effect of adoption of FASB ASC 320-10 at April 1, 2009	-	-	(999)	999	-	-
Other comprehensive income, net of tax						
Unrealized holding losses on securities arising during the period having credit losses recognized in the consolidated statements of income, net of tax of $360	-	-	(669)	-	-	(669)
Unrealized holding gains on securities arising during the period having no credit losses recognized in the consolidated statements of income, net of tax of ($12,413)	-	-	23,053	-	-	23,053
Change in fair value of interest rate swaps, net of tax of $112	-	-	(209)	-	-	(209)
Less reclassification adjustment for gains included in net income, net of tax of $1,019	-	-	(1,893)	-	-	(1,893)
Total other comprehensive income	-	-	-	-	-	20,282
Total comprehensive income	-	-	-	-	-	64,645
Balance, December 31, 2009	$ 172	$ 154,417	$ 16,256	$ 147,087	$ (1,848)	$ 316,084

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Cash Flows from Operating Activities			
Net Income	$ 44,363	$ 40,841	$ 41,731
Less: Income from discontinued operations	-	23,105	4,060
Income from continuing operations	44,363	17,736	37,671
Adjustments to reconcile income from continuing operations to net cash provided by operating activities			
Depreciation and amortization	4,112	3,485	1,554
Net investment income on alternative investments	(1,964)	(614)	-
Realized (gains) losses on investments	(28,006)	16,589	(786)
Other-than-temporary impairment losses on investments	669	4,098	184
Deferrals of acquisition costs, net	1,715	(13,113)	4,195
Deferred income taxes	5,083	(6,295)	(1,425)
Stock-based compensation expense	2,935	2,174	1,068
Increase (decrease) in cash resulting from changes in assets and liabilities			
Premiums and reinsurance balances receivable	(22,146)	1,451	7,908
Accrued investment income	(848)	(919)	(1,550)
Accrued profit sharing commissions	(3,346)	2,905	(6,485)
Reinsurance recoverable on paid and unpaid losses	(37,094)	(38,621)	(27,558)
Prepaid reinsurance premiums	(8,453)	3,797	(42,341)
Loss and loss adjustment expense reserves	115,723	95,866	81,352
Unearned premium reserves	(1,076)	22,646	31,666
Funds held under reinsurance treaties	22,242	13,620	35,799
Reinsurance payable on paid losses	(209)	(2,791)	1,081
Premiums payable to insurance companies	3,336	2,449	1,435
Trust preferred investments, including deferred costs	-	-	(1,024)
Other	(10,158)	(9,695)	(820)
Net Cash Provided By Operating Activities - Continuing Operations	86,878	114,768	121,924
Net Cash Provided By Operating Activities - Discontinued Operations	-	1,928	4,808
Net Cash Provided by Operating Activities - Total	86,878	116,696	126,732
Cash Flows From Investing Activities			
Cost of short-term investments acquired	(286,406)	(525,230)	(446,506)
Proceeds from disposals of short-term investments	306,332	528,119	428,499
Cost of debt and equity securities acquired	(266,457)	(259,431)	(202,047)
Proceeds from disposals of debt and equity securities	151,228	137,383	69,380
Acquisition, net of cash acquired	-	(18,869)	-
Cost of fixed asset purchases	-	(543)	(4,352)
Net Cash Used In Investing Activities - Continuing Operations	(95,303)	(138,571)	(155,026)
Net Cash Provided By Investing Activities - Discontinued Operations	-	41,830	-
Net Cash Used In Investing Activities - Total	(95,303)	(96,741)	(155,026)
Cash Flows From Financing Activities			
Issuance of common stock, net of issuance costs	-	-	12,249
Stock issued on stock options exercised	27	927	-
Purchase of common stock	(10,487)	(9,054)	(477)
Payment of shareholder dividends	(1,303)	-	-
Cash retained on (used for) excess tax benefits	(21)	1,573	-
Purchase of treasury stock	(1,349)	-	-
Net borrowings under credit facility	4,000	-	-
Issuance of long-term debt	-	-	20,619
Net Cash Provided By (Used In) Financing Activities	(9,133)	(6,554)	32,391
Net Increase (Decrease) In Cash and Cash Equivalents	(17,558)	13,401	4,097
Cash and Cash Equivalents, beginning of period	31,833	18,432	14,335
Cash and Cash Equivalents, end of period	$ 14,275	$ 31,833	$ 18,432
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the period for:			
Interest	$ 5,512	$ 5,935	$ 3,863
Income taxes	$ 12,200	$ 22,700	$ 24,165

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the results of FMFC and its subsidiaries. FMFC's subsidiaries are First Mercury Insurance Company ("FMIC"), First Mercury Casualty Company ("FMCC"), CoverX Corporation ("CoverX"), Quantum Direct Service Corporation ("QDSC"), Questt Agency, Inc. ("Questt"), First Mercury Emerald Insurance Services, Inc. ("FM Emerald"), Van-American Insurance Services, Inc. ("VAIS"), and American Management Corporation ("AMC") and its subsidiaries, American Underwriters Insurance Company ("AUIC") and AMC Re, Inc. ("AMC Re"), collectively referred to as "the Company." All significant intercompany transactions have been eliminated upon consolidation.

FMIC, an "A-" rated company as determined by A.M. Best, is domiciled in the State of Illinois and is eligible to write general liability and property insurance in 51 states or jurisdictions. FMIC writes general liability insurance coverage placed by CoverX, and cedes portions of this business to both FMCC and unaffiliated insurance companies.

FMCC, an "A-" rated company as determined by A.M. Best, is domiciled in the State of Minnesota, is licensed in 15 states, and assumes the same general liability and property insurance coverage placed by CoverX from FMIC.

CoverX (incorporated in the State of Michigan) is a wholesale insurance agency producing commercial lines (primarily general liability) business on primarily an excess and surplus lines basis for non-affiliated insurers and for FMIC and FMCC. VAIS (incorporated in the State of Alabama) is an inactive retail and wholesale insurance agency.

FM Emerald (incorporated in the State of Illinois) is a wholesale insurance agency producing commercial lines business on primarily an excess and surplus lines basis for CoverX via a producer agreement.

AMC is a managing general agency writing primarily commercial lines package policies focused primarily on the niche fuel-related marketplace. AMC distributes these insurance policies through a nationwide distribution system of independent general agencies. AMC underwrites these policies for third party insurance carriers and receives commission income for its services. AMC also provides claims handling and adjustment services for policies produced by AMC and directly written for third parties. In addition, AMC owns and operates AUIC, an "A-" rated company as determined by A.M. Best, a single state, non-standard auto insurance company domiciled in the state of Arkansas, and AMC Re, a captive reinsurer incorporated under the provisions of the laws of Arkansas. Effective July 1, 2008, FMIC and AUIC entered into an intercompany reinsurance agreement wherein all premiums and losses of AUIC, including all past liabilities, are 100% assumed by FMIC.

The consolidated financial statements also include earnings on investment in First Mercury Capital Trusts I, II, III and IV; wholly-owned, unconsolidated subsidiaries of the Company (see Note 7).

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which vary in certain respects from statutory accounting principles followed in reporting to insurance regulatory authorities (see Note 15 for a description of such differences).

Following is a description of the more significant risks facing property/casualty insurers and how the Company mitigates those risks:

Legal/ Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional loss costs or expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits or new legal theories may create costs for the insurer beyond those recorded in the financial statements. The Company mitigates this risk through underwriting and loss adjusting practices, which identify and minimize the adverse impact of this risk.

Credit Risk is the risk that issuers of securities owned by the Company will default or other parties, including reinsurers, which owe the Company money, will not pay. The Company minimizes this risk by adhering to a conservative investment strategy and by maintaining sound reinsurance and credit and collection policies.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Interest Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments or an increase in the Company's interest expense due on its long-term debt. The Company mitigates this risk related to investments by attempting to match the maturity schedule of its assets with the expected payout of its liabilities. To the extent that liabilities come due more quickly than assets mature, the Company would have to sell assets prior to maturity and recognize a gain or loss. The Company mitigates this risk related to its floating rate junior subordinated debentures by entering into interest rate swap agreements, which fix the interest rate on long-term debt (see Note 8).

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements, and revenues and expenses reported for the periods then ended. Actual results may differ from those estimates. Material estimates that are susceptible to significant change in the near term relate primarily to the determination of the reserves for losses and loss adjustment expenses and valuation of investments, intangible assets and goodwill.

Cash Equivalents

The Company considers all short-term investments with a maturity date of three months or less from the date of purchase to be cash equivalents. The carrying amount approximates market value because of the short maturity of those instruments.

Investments

Our marketable investment securities, including fixed maturity and equity securities, and short-term investments, are classified as available-for-sale and, as a result, are reported at market value. The changes in the fair value of these investments are recorded as a component of Other comprehensive income (loss). Convertible securities are accounted for under the accounting guidance for hybrid securities whereby changes in fair value are reflected in Net realized gains (losses) on investments in the Consolidated Statements of Income. Alternative investments consist of our investments in limited partnerships, which invest in high yield convertible securities and distressed structured finance products. At the date of inception, we elected the fair value accounting option for these alternative investments in accordance with FASB guidance, whereby changes in fair value are reflected in Net investment income and Net realized gains (losses) on investments in the Consolidated Statements of Income.

FASB guidance establishes a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity ("observable inputs") and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances ("unobservable inputs"). The estimated fair values of the Company's fixed income securities, convertible bonds, and equity securities are based on prices provided by an independent, nationally recognized pricing service. The prices provided by this service are based on quoted market prices, when available, non-binding broker quotes, or matrix pricing. The independent pricing service provides a single price or quote per security and the Company does not adjust security prices, except as otherwise disclosed. The Company obtains an understanding of the methods, models and inputs used by the independent pricing service, and has controls in place to validate that amounts provided represent fair values, consistent with this standard. The Company's controls include, but are not limited to, initial and ongoing evaluation of the methodologies used by the independent pricing service, a review of specific securities and an assessment for proper classification within the fair value hierarchy. The hierarchy level assigned to each security in our available-for-sale, hybrid securities, and alternative investments portfolios is based on our assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 - Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair values of fixed maturity and equity securities and short-term investments included in the Level 1 category were based on quoted prices that are readily and regularly available in an active market. The Level 1 category includes publicly traded equity securities, highly liquid U.S. Government notes, treasury bills and mortgage-backed securities issued by the Government National Mortgage Association; highly liquid cash management funds; and short-term certificates of deposit.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

• Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The fair value of fixed maturity and equity securities and short-term investments included in the Level 2 category were based on the market values obtained from an independent pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other market information and price quotes from well established independent broker-dealers. The independent pricing service monitors market indicators, industry and economic events, and for broker-quoted only securities, obtains quotes from market makers or broker-dealers that it recognizes to be market participants. The Level 2 category includes corporate bonds, municipal bonds, redeemable preferred stocks and certain publicly traded common stocks with no trades on the measurement date.

• Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

If the inputs used to measure fair value fall in different levels of the fair value hierarchy, a financial security's hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. A number of our investment grade corporate bonds are frequently traded in active markets and traded market prices for these securities existed at December 31, 2009. These securities were classified as Level 2 at December 31, 2009 because our third party pricing service uses valuation models which use observable market inputs in addition to traded prices.

Premiums and discounts are amortized or accreted over the life of the related debt security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities sold.

Impairment of Investment Securities

Impairment of investment securities results when a market decline below cost is other-than-temporary. The other-than-temporary write down is separated into an amount representing the credit loss which is recognized in earnings and the amount related to all other factors which is recorded in Other comprehensive income. Management regularly reviews our fixed maturity securities portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. Factors considered in evaluating potential impairment include, but are not limited to, the current fair value as compared to cost or amortized cost of the security, as appropriate, the length of time the investment has been below cost or amortized cost and by how much, our intent to sell a security and whether it is more-likely-than-not we will be required to sell the security before the recovery of our amortized cost basis, and specific credit issues related to the issuer and current economic conditions. Other-than-temporary impairment losses result in a reduction of the cost basis of the underlying investment. Significant changes in these factors we consider when evaluating investments for impairment losses could result in additional impairment losses reported in the consolidated financial statements.

With respect to securities where the decline in value is determined to be temporary and the security's value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information and market conditions. Management of the Company's investment portfolio is outsourced to third party investment managers which is directed and monitored by our investment committee. While these investment managers may, at a given point in time, believe that the preferred course of action is to hold securities with unrealized losses that are considered temporary until such losses are recovered, the dynamic nature of the portfolio management may result in a subsequent decision to sell the security and realize the loss, based upon a change in market and other factors described above. The Company believes that subsequent decisions to sell such securities are consistent with the classification of the Company's portfolio as available-for-sale.

Investment managers are required to notify management of rating agency downgrades of securities in their portfolios as well as any potential investment valuation issues no later than the end of each quarter. Investment managers are also required to notify management, and receive prior approval, prior to the execution of a transaction or series of related transactions that may result in a realized loss above a certain threshold. Additionally, investment managers are required to notify management, and receive approval, prior to the execution of a transaction or series of related transactions that may result in any realized loss up until a certain period beyond the close of a quarterly accounting period.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Under current accounting standards, an OTTI write-down of debt securities, where fair value is below amortized cost, is triggered in circumstances where (1) an entity has the intent to sell a security, (2) it is more-likely-than-not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more-likely-than-not the entity will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the difference between the security's amortized cost and its fair value. If an entity does not intend to sell the security or it is not more-likely-than-not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in Other comprehensive income.

Deferred Policy Acquisition Costs

Policy acquisition costs related to direct and assumed premiums consist of commissions, underwriting, policy issuance, and other costs that vary with and are primarily related to the production of new and renewal business, and are deferred, subject to ultimate recoverability, and expensed over the period in which the related premiums are earned. Investment income is included in the calculation of ultimate recoverability.

Goodwill and Intangible Assets

In accordance with FASB accounting guidance for goodwill and intangible assets that are not subject to amortization, these intangible assets shall be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test for goodwill shall consist of a comparison of the fair value of the goodwill with the carrying amount of the reporting unit to which it is assigned. The impairment test for intangible assets shall consist of a comparison of the fair value of the intangible assets with their carrying amounts. If the carrying amount of the goodwill or intangible assets exceeds their fair value, an impairment loss shall be recognized in an amount equal to that excess. All of the Company's goodwill is from the 2008 acquisition of AMC (see Note 2).

In accordance with FASB accounting guidance for the impairment or disposal of long-lived assets, the carrying value of long-lived assets, including amortizable intangibles and property and equipment, are evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Impairment is deemed to have occurred if projected undiscounted cash flows associated with an asset are less than the carrying value of the asset. The estimated cash flows include management's assumptions of cash inflows and outflows directly resulting from the use of that asset in operations. The amount of the impairment loss recognized is equal to the excess of the carrying value of the asset over its then estimated fair value.

The Company determines the fair value of the reporting unit for goodwill impairment testing based on a discounted cash flow model. The Company determines the fair value of its indefinite-lived trade-name through the relief from royalty income valuation approach. The Company determines the fair value of its indefinite-lived state insurance licenses through the market valuation approach. The impairment analyses for goodwill and indefinite-lived intangibles indicated that impairment was not avoided by a narrow margin.

All of the Company's goodwill is allocated to the reporting unit of AMC since AMC has its own distinct business platform with discrete financial information. The Company acquired AMC to gain access to an established and experienced specialty admitted underwriting franchise with a definable niche market. The expertise of AMC's specialty admitted underwriting franchise is not significantly correlated to our existing underwriting operations and we did not allocate any goodwill to our existing insurance underwriting operations based on this fact.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Components of intangible assets at December 31, 2009 and 2008 consist of the following:

	Estimated Useful Life	Amortization Method	Gross Carrying Amount	December 31, 2009 Accumulated Amortization	December 31, 2008 Accumulated Amortization
			(Dollars in thousands)		
Amortizing intangible assets					
CoverX customer list	10	Cash flow	$ 2,733	$ 1,549	$ 1,019
CoverX broker relationships	10	Straight-line	1,352	592	456
Non-compete agreements	4	Straight-line	863	863	728
Software license	10	Straight-line	432	189	146
AMC agent relationships	18	Cash flow	9,150	2,407	1,146
AMC trade name	20	Straight-line	2,130	204	97
AMC customer relationships	15	Straight-line	520	67	32
Total amortizing intangible assets			$ 17,180	$ 5,871	$ 3,624
Non-amortizing intangible assets					
CoverX trade name	Indefinite	n/a	22,055	n/a	n/a
FMIC & FMCC state licenses	Indefinite	n/a	3,740	n/a	n/a
Total non-amortizing intangible assets			$ 25,795		

Our non-amortizing intangible assets consist of the trade name for CoverX and the state/jurisdiction licenses to conduct insurance operations, as it is expected that these intangibles will contribute to cash flows indefinitely. The trade name and the state/jurisdiction licenses have been in existence for many years and there is no foreseeable limit on the period of time over which they are expected to contribute cash flows. Aggregate amortization expense related to intangible assets was $2.2 million, $2.0 million, and $0.7 million for the years ended December 31, 2009, 2008, and 2007, respectively. Approximately $0.3 million, and $0.5 million of amortization expense for the years ended December 31, 2008, and 2007, respectively, was reclassified to Discontinued Operations. The weighted-average remaining useful life is 12.9 years. Estimated amortization expense for each of the next five years is as follows:

Year	Estimated Amortization Expense
	(Dollars in thousands)
2010	$ 1,980
2011	1,671
2012	1,404
2013	1,162
2014	982

Loss and Loss Adjustment Expense Reserves

The reserves for losses and loss adjustment expenses represent the accumulation of individual case estimates for reported losses and loss adjustment expenses, and actuarial estimates for incurred but not reported losses and loss adjustment expenses. The reserves for losses and loss adjustment expenses are intended to cover the ultimate net cost of all losses and loss adjustment expenses incurred but unsettled through the balance sheet date. The reserves are stated net of anticipated deductibles, salvage and subrogation, and gross of reinsurance ceded. Reinsurance recoverables on paid and unpaid losses are reflected as assets. The reserve estimates are continually reviewed and updated; however, the ultimate liability may be more or less than the current estimate. The effects of changes in the estimated reserves are included in the results of operations in the period in which the estimate is revised.

Premiums

Premiums are recognized as earned using the daily pro rata method over the terms of the policies. Unearned premiums represent the portion of premiums written that relate to the unexpired terms of policies-in-force.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

The Company underwrote a retroactive loss portfolio transfer ("LPT") contract during 2009 in which the insured loss events occurred prior to the inception of the contract. This contract was evaluated to determine whether it met the established criteria for reinsurance accounting. When reinsurance accounting is appropriate, written premiums are fully earned and corresponding losses and loss expenses are recognized at the inception of the contract. These contracts can cause significant variances in gross written premiums, net written premiums, net earned premiums, and net incurred losses in the years in which they are written. Reinsurance contracts sold not meeting the established criteria for reinsurance accounting are recorded using the deposit method. The Company has no LPT contracts that are accounted for using the deposit method.

Commissions and Fees

Wholesale agency commissions and fee income from unaffiliated companies are earned at the effective date of the related insurance policies produced or as services are provided under the terms of the administrative and service provider contracts. Related commissions to retail agencies are concurrently expensed at the effective date of the related insurance policies produced. Profit sharing commissions due from certain insurance and reinsurance companies, based on losses and loss adjustment expense experience, are earned when determined in accordance with the applicable contract.

Federal Income Taxes

Federal income taxes are calculated using the liability method as specified by current FASB accounting guidance.

Deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rate on deferred tax assets and liabilities is recognized in income in the period of enactment.

The Company assesses the likelihood that deferred tax assets will be realized based on available taxable income in carryback periods and in future periods when the deferred tax assets are expected to be deducted in the Company's tax return. A valuation allowance is established if it is deemed more-likely-than-not that all or a portion of the deferred tax assets will not be realized.

The calculation of federal income taxes involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as we have to determine the probability of various possible outcomes. We reevaluate these uncertain tax positions on a quarterly basis. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision.

Stock-Based Compensation

In accordance with current FASB guidance, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period) which is usually equal to the vesting period.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if common stock equivalents were issued and exercised.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

The following is a reconciliation of basic number of common shares outstanding to diluted common and common equivalent shares outstanding.

	For the Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands, except share and per share data)		
Income from Continuing Operations	$ 44,363	$ 17,736	$ 37,671
Income from Discontinued Operations	-	23,105	4,060
Net Income	44,363	40,841	41,731
Net income allocated to unvested restricted stock shares	(395)	(139)	(25)
Net income available to common stockholders	43,968	40,702	41,706
Weighted average number of common and common equivalent shares outstanding:			
Basic number of common shares outstanding	17,407,510	18,129,386	17,710,080
Dilutive effect of stock options	339,103	531,748	834,237
Dilutive effect of unvested restricted stock	-	13,555	7,045
Dilutive effect of convertible preferred stock	-	-	-
Dilutive effect of cumulative dividends on preferred stock	-	-	-
Dilutive number of common and common equivalent shares outstanding	17,746,613	18,674,689	18,551,362
Basic Net Income Per Common Share:			
Income from Continuing Operations	$ 2.53	$ 0.98	$ 2.13
Income from Discontinued Operations	-	1.27	0.23
Total	$ 2.53	$ 2.25	$ 2.36
Diluted Net Income Per Common Share:			
Income from Continuing Operations	$ 2.48	$ 0.95	$ 2.03
Income from Discontinued Operations	-	1.23	0.22
Total	$ 2.48	$ 2.18	$ 2.25
Anti-dilutive securities excluded from diluted net income per common share	1,112,688	920,188	50,569

On January 1, 2009, we adopted new FASB accounting guidance which requires that unvested restricted stock with a nonforfeitable right to receive dividends be included in the two-class method of computing earnings per share. The adoption of this guidance did not have a material impact on our reported earnings per share amounts.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Derivative Instruments and Hedging Activities

The Company has entered into three interest rate swap agreements. These agreements have been designated and qualify as cash flow hedges. To the extent the hedges are effective, changes in fair value are included in Other comprehensive income until earnings are affected by the variability of cash flows of the hedged transaction. Any hedge ineffectiveness is recorded in the Consolidated Statements of Income. There was no such ineffectiveness since the inception of these hedges through 2009. The fair value of the interest rate swaps are included in Other Assets or Other Liabilities on the Consolidated Balance Sheets and represent the estimated amount that the Company would receive (pay) to terminate the derivative contract at the reporting date.

For those derivative instruments that are designated and qualify as hedging instruments, the Company formally documents all relationships between the hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in the future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in Other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in Other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings. The Company has not discontinued hedge accounting during 2009, 2008 or 2007.

For purposes of the cash flow statement, cash flows from derivative instruments are classified with the cash flows from the hedged item.

Prior to 2009, the Company had entered into two interest rate swap agreements that had not been identified as hedging transactions. For these agreements, the change in the fair value was included in the Change in Fair Value of Derivative Instruments in the Consolidated Statements of Income for the periods ended December 31, 2009, 2008 and 2007. Both of these swap agreements expired in August 2009.

Segment Information

The Company manages its business on the basis of one operating segment, Insurance Underwriting and Services Operations, in accordance with the qualitative and quantitative criteria established by current FASB guidance. The Company's chief operating decision maker ("CODM") manages the capital and resources of the Underwriting and Services Operations and assesses performance of the Underwriting and Services Operations in the aggregate. Our Underwriting Operations and our Services Operations are substantially identical. The Company's Underwriting Operations provide underwriting and claims handling services on policies sold through our underwriting operations that we produce for affiliated insurance companies. The Company's Services Operations provide underwriting and claims handling services on policies sold through our services operations that we produce for unaffiliated insurance companies. We view the premiums underwritten by our Underwriting and Services Operations as premiums controlled by the Company since we control and determine whether the ultimate placement of those premiums is either with our affiliated insurance companies or with unaffiliated insurance companies to optimize the use of the Company's capital and resources in the aggregate. It is on this basis the CODM manages our business and therefore we have one reportable segment.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

The Company's operations are conducted throughout the United States of America.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Recently Issued Accounting Standards

In December 2007, the FASB issued guidance related to accounting for business combinations. This standard established principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree, and the goodwill acquired. It also established disclosure requirements to enable the evaluation of the nature and financial effects of the business combination and was effective for fiscal years beginning after December 15, 2008. The adoption of this standard changes our accounting treatment for business combinations on a prospective basis beginning January 1, 2009.

In December 2007, the FASB issued accounting guidance related to noncontrolling interests in consolidated financial statements. This guidance established accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. It also established disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners, and is effective for fiscal years beginning after December 15, 2008. The adoption of this standard in the first quarter of 2009 did not have a material effect on the Company's results of operations, financial position or liquidity.

In March 2008, the FASB issued new guidance for disclosures about derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about a) how and why an entity uses derivative instruments, b) how derivative instruments and related hedged items are accounted for under related FASB standards, and c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The new guidance was effective for fiscal years beginning after November 15, 2008. The adoption of this standard in the first quarter of 2009 did not have a material effect on the Company's financial statement disclosures.

In April 2009, the FASB issued new accounting guidance which requires disclosures about the fair value of financial instruments in interim and annual financial statements. The new guidelines require disclosure of qualitative and quantitative information about the fair value of financial instruments including methods and significant assumptions used to estimate fair value during interim and annual reporting periods. The adoption of this guidance in 2009 is included in Note 5, "Fair Value Measurements" to the consolidated financial statements.

In April 2009, the FASB issued new accounting guidance pertaining to the determination of fair value of assets and liabilities when volume and activity level have significantly decreased and for transactions that are not orderly. Under the new guidance, if an entity determines that there has been a significant decrease in the volume and level of activity for the asset or the liability in relation to the normal market activity for the asset or liability (or similar assets or liabilities), then transactions or quoted prices may not accurately reflect fair value. In addition, if there is evidence that the transaction for the asset or liability is not orderly, the entity shall place little, if any, weight on that transaction price as an indicator of fair value. The adoption of this guidance in 2009 did not have a material effect on the Company's results of operations, financial position, or liquidity.

In April 2009, the FASB issued new accounting guidance for the recognition and presentation of other-than-temporary impairments on investments. The new guidance modifies the existing other-than-temporary impairment guidance to require the recognition of an other-than-temporary impairment when an entity has the intent to sell a debt security or when it is more-likely-than-not an entity will be required to sell the debt security before its anticipated recovery. Additionally, the new guidance changes the presentation and amount of other-than-temporary losses recognized in the income statement for instances when the Company determines that there is a credit loss on a debt security but it is more-likely-than-not that the entity will not be required to sell the security prior to the anticipated recovery of its remaining cost basis. For these debt securities, the amount representing the credit loss will be reported as an impairment loss in the Consolidated Statements of Income and the amount related to all other factors will be reported in Accumulated other comprehensive income (loss). It also requires the presentation of other-than-temporary impairments separately from realized gains and losses on the face of the income statement. In addition to the changes in measurement and

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Concluded)

presentation, the new guidance is intended to enhance the existing disclosure requirements for other-than-temporary impairments and requires all disclosures related to other-than-temporary impairments in both interim and annual periods. The adoption of the new guidance in the second quarter of 2009 resulted in a $1.0 million increase in Retained Earnings, which was offset by a corresponding decrease in Accumulated other comprehensive income (loss) of the same amount.

In May 2009, the FASB issued new accounting guidance related to subsequent events. This new guidance establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. It provides direction for the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. We adopted the new guidance during 2009, and its application had no impact on our consolidated financial statements.

On July 1, 2009, the FASB issued Topic 105, *"Generally Accepted Accounting Principles"* which established the *"Accounting Standards Codification"* (ASC) as the single official source of authoritative U.S. accounting and reporting standards for nongovernmental entities, in addition to guidance issued by the Securities and Exchange Commission (SEC). All other nongrandfathered, non-SEC accounting literature not included in the ASC is deemed nonauthoritative. The ASC supersedes all existing, non-SEC accounting and reporting standards applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP). The ASC is effective for interim and annual reporting periods ending after September 15, 2009. As the ASC reorganizes GAAP literature but does not change GAAP, the implementation of the ASC did not have a material impact on the Company's financial statements.

In June 2009, the FASB issued updated guidance on the accounting for variable interest entities that eliminates the concept of a qualifying special-purpose entity and the quantitative-based risks and rewards calculation of the previous guidance for determining which company, if any, has a controlling financial interest in a variable interest entity. The guidance requires an analysis of whether a company has: (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) the obligation to absorb the losses that could potentially be significant to the entity or the right to receive benefits from the entity that could potentially be significant to the entity. An entity is required to be re-evaluated as a variable interest entity when the holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights to direct the activities that most significantly impact the entity's economic performance. Additional disclosures are required about a company's involvement in variable interest entities and an ongoing assessment of whether a company is the primary beneficiary. The guidance is effective for all variable interest entities owned on or formed after January 1, 2010. The Company does not expect that the provisions of the guidance will have a material effect on its results of operations, financial position or liquidity.

In January 2010, the FASB issued an update to the *Accounting Standards Codification* (ASC) related to fair value measurements and disclosures. This ASC update provides for additional disclosure requirements to improve the transparency and comparability of fair value information in financial reporting. Specfically, the new guidance requires separate disclosure of the amounts of significant transfers in and out of Levels 1 and 2, as well as the reasons for the transfers, and separate disclosure for the purchases, sales, issuances and settlement activity in Level 3. In addition, this ASC update requires fair value measurement disclosure for each class of assets and liabilities, and disclosures about the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements in Levels 2 and 3. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity detail which will become effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. Early adoption is permitted. These amendments do not require disclosures for earlier periods presented for comparative purposes at intital adoption. The Company is currently evaluating the potential impact of the adoption of this standard on its financial statements.

2. MERGERS AND ACQUISITIONS

American Management Corporation

On February 1, 2008, we completed the acquisition of all of the issued and outstanding shares of common stock of American Management Corporation ("AMC"). AMC is a managing general agency ("MGA") that has focused primarily on the niche fuel-related marketplace for over 20 years. In addition, AMC owns and operates American Underwriters Insurance Company ("AUIC"), a single state, non-standard auto insurance company domiciled in the state of Arkansas, and AMC Re, Inc. ("AMC Re"), a captive reinsurer incorporated under the laws of Arkansas. AMC underwrites premiums for third party carriers and for AUIC. The acquisition gave the Company access to an established and experienced specialty admitted underwriting franchise with a definable niche market.

The cash purchase price was $38.1 million, which was financed through cash on hand. We incurred $0.8 million in acquisition related costs, which are included in the initial cost of the investment of $38.9 million. In connection with the acquisition, the Company and the seller entered into an escrow agreement whereby $4.0 million of the cash purchase price was escrowed with a major financial institution to partially secure the majority selling shareholder's indemnity obligations of up to $12.0 million under the stock purchase agreement.

The results of operations of AMC and the estimated fair value of assets acquired and liabilities assumed are included in our consolidated financial statements beginning on the acquisition date. The estimated excess of the purchase price over the net tangible and intangible assets acquired of $13.4 million was recorded as goodwill in the amount of $25.5 million. During the third quarter of 2008, the Company increased goodwill by approximately $0.4 million for the purchase of prior acts insurance coverage related to AMC. We have completed the valuations of certain tangible and intangible assets acquired with the new business and have finalized the allocation of the excess of the purchase price over the net assets acquired. The acquired goodwill is not expected to be deductible for income tax purposes and has been allocated to AMC as a reporting unit.

In connection with the AMC acquisition, we entered into an operating lease agreement for real property in Conway, Arkansas with an entity owned by the former majority shareholder and current president of AMC. The lease term is for ten years, with annual rent of approximately $0.5 million, payable in monthly installments.

3. INVESTMENTS

The amortized cost, gross unrealized gains and losses, and market value of marketable investment securities classified as available-for-sale at December 31, 2009 by major security type were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
		(Dollars in thousands)		
Debt Securities				
U.S. government securities	$ 4,014	$ 110	$ (3)	$ 4,121
Government agency mortgage-backed securities	98,278	3,820	(16)	102,082
Government agency obligations	986	30	-	1,016
Collateralized mortgage obligations and other asset-backed securities	120,505	8,142	(3,033)	125,614
Obligations of states and political subdivisions	198,252	9,310	(293)	207,269
Corporate bonds	135,549	10,596	(505)	145,640
Total Debt Securities	557,584	32,008	(3,850)	585,742
Preferred stocks	1,416	121	(131)	1,406
Short-term investments	12,216	-	-	12,216
Total	$ 571,216	$ 32,129	$ (3,981)	$ 599,364

3. INVESTMENTS (Continued)

The amortized cost, gross unrealized gains and losses, and market value of marketable investment securities classified as available-for-sale at December 31, 2008 by major security type were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
	(Dollars in thousands)			
Debt Securities				
U.S. government securities	$ 5,256	$ 307	$ -	$ 5,563
Government agency mortgage-backed securities	82,548	2,422	(39)	84,931
Government agency obligations	3,163	76	-	3,239
Collateralized mortgage obligations and other asset-backed securities	71,378	337	(7,087)	64,628
Obligations of states and political subdivisions	205,425	5,634	(694)	210,365
Corporate bonds	89,383	1,499	(3,874)	87,008
Total Debt Securities	457,153	10,275	(11,694)	455,734
Preferred stocks	1,416	-	(367)	1,049
Short-term investments	32,142	-	-	32,142
Total	$ 490,711	$ 10,275	$ (12,061)	$ 488,925

The amortized cost and market value of debt securities classified as available-for-sale, by contractual maturity, as of December 31, 2009 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Additionally, the expected maturities of the Company's investments in putable bonds fluctuate inversely with interest rates and therefore may also differ from contractual maturities.

	Amortized Cost	Market Value
	(Dollars in thousands)	
Due in one year or less	$ 47,601	$ 48,197
Due after one year through five years	157,144	167,314
Due after five years through ten years	127,387	135,142
Due after ten years	20,301	21,015
	352,433	371,668
Government agency mortgage-backed securities	98,278	102,082
Collateralized mortgage obligations and other asset-backed securities	120,505	125,614
Total	$ 571,216	$ 599,364

FMIC and FMCC maintain trust accounts for the protection of reinsureds, pursuant to the assumed reinsurance contracts. These funds are to be used to pay or reimburse the reinsureds for FMIC's and FMCC's share of any losses and allocated loss adjustment expenses paid by the reinsureds if not otherwise paid by FMIC and FMCC. At December 31, 2009 and 2008, investments held in the trust accounts totaled approximately $89.1 million and $90.3 million, respectively. In addition, CoverX, FM Emerald and AMC maintain premium trust accounts, which represent premiums collected by CoverX, FM Emerald and AMC, but not yet remitted to the corresponding insurance carriers. The balances in the premium trust accounts as of December 31, 2009 and 2008 were approximately $15.3 million and $15.7 million, respectively. As of December 31, 2009 and 2008, AMC also maintains a balance of $1.0 million and $0.7 million, respectively, of unaffiliated insurers' cash for payment of future claims. An offsetting liability for the same amount is recorded in Accounts payable, accrued expenses, and other liabilities.

At December 31, 2009 and 2008, our insurance subsidiaries had marketable securities approximating $9.5 million and $9.3 million, respectively, on deposit with various states for regulatory purposes.

Hybrid Instruments

On January 1, 2007, the Company adopted the fair value provisions of the FASB guidance for accounting for hybrid financial instruments for all of its convertible securities which were previously accounted for as embedded derivatives in accordance with the FASB guidance for derivative instruments and hedging activities. The Company adopted the new guidance in order to simplify the

3. INVESTMENTS (Continued)

accounting for these convertible securities. It permits entities to account for financial instruments with an embedded derivative at fair value, thus negating the need to bifurcate the instrument between its host and the embedded derivative.

As of December 31, 2009 and December 31, 2008, the market value of convertible securities accounted for as hybrid instruments was $69.5 million and $43.5 million, respectively. Convertible bonds and bond units had a market value of $61.4 million and $39.0 million and were included in Debt securities in the Consolidated Balance Sheets at December 31, 2009 and December 31, 2008, respectively. Convertible preferred stocks had a market value of $8.2 million and $4.5 million and were included in Equity securities and other in the Consolidated Balance Sheets at December 31, 2009 and December 31, 2008, respectively. The Company recorded an increase in the fair value of the hybrid instruments of $16.6 million in Net realized gains (losses) on investments for the year ended December 31, 2009. Prior to December 31, 2008, the Company had a security that converted into common stock. The common stock had a market value of $0.1 million at December 31, 2008 and was included in Equity securities and other in the Consolidated Balance Sheet. The Company recorded a reduction in the fair value of the hybrid instruments of $9.6 million in Net realized gains (losses) on investments for the year ended December 31, 2008. The Company recorded an increase in the fair value of the hybrid instruments of $1.0 million in Net realized gains (losses) on investments for the year ended December 31, 2007. As of December 31, 2009, 2008 and 2007 there were no convertible securities that were not accounted for as hybrid instruments in accordance with FASB accounting guidance.

Alternative Investments

The Company has $17.0 million invested in a limited partnership, which invests in high yield convertible securities. The market value of this investment was $18.2 million at December 31, 2009. In addition, the Company invested $10.0 million in another limited partnership, which invests in distressed structured finance products. The market value of this investment was $12.4 million at December 31, 2009. The Company elected the fair value option for these investments in accordance with FASB accounting guidance. The change in fair value of these investments is recorded in Net investment income and Net realized gains (losses) in investments in the Consolidated Statements of Income. For the year ended December 31, 2009, the Company recorded $2.0 million in Net investment income and $5.9 million in Net realized gains (losses) on investments related to these alternative investments. These investments are recorded in Equity securities and other in the Consolidated Balance Sheet.

3. INVESTMENTS – (Concluded)

Net Investment Income

Net investment income is as follows:

	For the Year Ended December 31,		
	2009	2008	2007
		(Dollars in thousands)	
Available-for-sale			
Debt securities	$ 25,496	$ 19,235	$ 13,529
Preferred and common stocks	-	35	23
Cash and short-term investments	388	3,148	3,467
Net investment expenses	(1,731)	(1,430)	(1,154)
Total Available-for-sale	24,153	20,988	15,865
Hybrid Instruments and Alternative Investments			
Debt securities	2,615	186	277
Preferred and common stocks	600	459	153
Alternative investments	1,964	-	-
Total Hybrid Instruments and Alternative Investments	5,179	645	430
Net Investment Income	$ 29,332	$ 21,633	$ 16,295

Net Realized Gains and Losses

Details of net realized gains and losses on investments are as follows:

	For the Year Ended December 31,		
	2009	2008	2007
		(Dollars in thousands)	
Available-for-sale			
Realized gains	$ 2,909	$ 1,066	$ 54
Realized losses	(180)	(813)	(235)
Total Available-for-sale	2,729	253	(181)
Hybrid Instruments & Alternative Investments			
Realized gains	27,161	1,882	1,162
Realized losses	(1,884)	(18,724)	(195)
Total Hybrid Instruments and Alternative Investments	25,277	(16,842)	967
Net Realized Gains (Losses)	$ 28,006	$ (16,589)	$ 786

4. OTHER THAN TEMPORARY IMPAIRMENTS OF INVESTMENT SECURITIES

Impairment of Investment Securities

Impairment of investment securities results when a market decline below cost is other-than-temporary. The other-than-temporary write down is separated into an amount representing the credit loss which is recognized in earnings and the amount related to all other factors which is recorded in Other comprehensive income. Management regularly reviews our fixed maturity securities portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. Factors considered in evaluating potential impairment include, but are not limited to, the current fair value as compared to cost or amortized cost of the security, as appropriate, the length of time the investment has been below cost or amortized cost and by how much, our intent to sell a security and whether it is more-likely-than-not we will be required to sell the security before the recovery of our amortized cost basis, and specific credit issues related to the issuer and current economic conditions. Other-than-temporary impairment (OTTI) losses result in a reduction of the cost basis of the underlying investment. Significant changes in these factors we

4. OTHER THAN TEMPORARY IMPAIRMENTS OF INVESTMENT SECURITIES – (Continued)

consider when evaluating investments for impairment losses could result in a change in impairment losses reported in the consolidated financial statements.

With respect to securities where the decline in value is determined to be temporary and the security's value is not written down, a subsequent decision may be made to sell that security and realize a loss. Subsequent decisions on security sales are made within the context of overall risk monitoring, changing information and market conditions. Management of the Company's investment portfolio is outsourced to third party investment managers, which is directed and monitored by our investment committee. While these investment managers may, at a given point in time, believe that the preferred course of action is to hold securities with unrealized losses that are considered temporary until such losses are recovered, the dynamic nature of the portfolio management may result in a subsequent decision to sell the security and realize the loss, based upon a change in market and other factors described above. The Company believes that subsequent decisions to sell such securities are consistent with the classification of the Company's portfolio as available-for-sale.

Investment managers are required to notify management of rating agency downgrades of securities in their portfolios as well as any potential investment valuation issues no later than the end of each quarter. Investment managers are also required to notify management, and receive prior approval, prior to the execution of a transaction or series of related transactions that may result in a realized loss above a certain threshold. Additionally, investment managers are required to notify management, and receive approval, prior to the execution of a transaction or series of related transactions that may result in any realized loss up until a certain period beyond the close of a quarterly accounting period.

Under current accounting standards, an OTTI write-down of debt securities, where fair value is below amortized cost, is triggered in circumstances where (1) an entity has the intent to sell a security, (2) it is more-likely-than-not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more-likely-than-not the entity will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the difference between the security's amortized cost and its fair value. If an entity does not intend to sell the security or it is not more-likely-than-not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in Other comprehensive income.

The following table presents a roll-forward of the credit component of OTTI on debt securities recognized in the Consolidated Statements of Income for which a portion of the OTTI was recognized in Other comprehensive income for the period April 1, 2009 (effective date of the new accounting guidance in ASC 320-10) through December 31, 2009:

	April 1, 2009 Cumulative OTTI Credit Losses Recognized for Securities Still Held	Additions for OTTI Securities Where No Credit Losses Were Recognized Prior to April 1, 2009	Additions for OTTI Securities Where Credit Losses Have Been Recognized Prior to April 1, 2009	Reductions Due to Sales or Intend/Required to Sell of Credit-Impaired Securities	Adjustments to Book Value of Credit-Impaired Securities due to Changes in Cash Flows	December 31, 2009 Cumulative OTTI Credit Losses Recognized for Securities Still Held
	(Dollars in thousands)					
Debt securities:						
Mortgage-backed securities, collateralized mortgage obligations and passthrough securities	$ 164	$ 632	$ -	$ -	$ -	$ 796
All other corporate bonds	569	-	-	-	-	569
Total debt securities	$ 733	$ 632	$ -	$ -	$ -	$ 1,365

The Company determines the credit loss component of fixed maturity investments by utilizing discounted cash flow modeling to determine the present value of the security and comparing the present value with the amortized cost of the security. If the amortized cost is greater than the present value of the expected cash flows, the difference is considered credit loss and recognized in the Consolidated Statements of Income.

4. OTHER THAN TEMPORARY IMPAIRMENTS OF INVESTMENT SECURITIES – (Continued)

The fair value and amount of unrealized losses segregated by the time period the investment had been in an unrealized loss position is as follows at December 31, 2009:

	Less than 12 Months		Greater than 12 Months	
	Fair Value of Investments With Unrealized Losses	Gross Unrealized Losses	Fair Value of Investments With Unrealized Losses	Gross Unrealized Losses
	(Dollars in thousands)			
Debt Securities				
U.S. government securities	$ 359	$ (3)	$ -	$ -
Government agency mortgage-backed securities	3,854	(16)	-	-
Government agency obligations	-	-	-	-
Collateralized mortgage obligations and other asset-backed securities	8,438	(1,291)	9,635	(1,742)
Obligations of states and political subdivisions	14,044	(237)	1,179	(56)
Corporate bonds	4,551	(404)	5,563	(101)
Total Debt Securities	31,246	(1,951)	16,377	(1,899)
Preferred Stocks	-	-	375	(131)
Total	$ 31,246	$ (1,951)	$ 16,752	$ (2,030)

The fair value and amount of unrealized losses segregated by the time period the investment had been in an unrealized loss position is as follows at December 31, 2008:

	Less than 12 Months		Greater than 12 Months	
	Fair Value of Investments With Unrealized Losses	Gross Unrealized Losses	Fair Value of Investments With Unrealized Losses	Gross Unrealized Losses
	(Dollars in thousands)			
Debt Securities				
U.S. government securities	$ -	$ -	$ -	$ -
Government agency mortgage-backed securities	3,902	(37)	326	(2)
Government agency obligations	-	-	-	-
Collateralized mortgage obligations and other asset-backed securities	48,125	(5,143)	5,963	(1,944)
Obligations of states and political subdivisions	14,063	(427)	8,809	(267)
Corporate bonds	42,402	(2,549)	12,824	(1,325)
Total Debt Securities	108,492	(8,156)	27,922	(3,538)
Preferred Stocks	832	(78)	216	(289)
Total	$ 109,324	$ (8,234)	$ 28,138	$ (3,827)

4. OTHER THAN TEMPORARY IMPAIRMENTS OF INVESTMENT SECURITIES – (Continued)

Below is a table that illustrates the unrecognized impairment loss by sector. The increase in spread relative to U.S. Treasury Bonds was the primary factor leading to impairment for the period ended December 31, 2009. All asset sectors were affected by the overall increase in spreads as can be seen from the table below. In addition to the level of interest rates, we also look at a variety of other factors such as direction of credit spreads for an individual issue as well as the magnitude of specific securities that have declined below amortized cost.

Sector	Unrealized Loss at December 31, 2009
	(Dollars in thousands)
Debt Securities	
U.S. Treasuries	$ (3)
U.S. Agencies	-
U.S. government securities	(3)
Government agency mortgage-backed securities	(16)
Government agency obligations	-
MBS Passthroughs	(25)
CMOs	(1,247)
Asset-Backed Securities	(996)
Commercial MBS	(765)
Collateralized mortgage obligations and other asset-backed securities	(3,033)
Obligations of states and political subdivisions	(293)
Corporate Bonds	(504)
High Yield Bonds	(1)
Corporate Bonds	(505)
Total Debt Securities	**(3,850)**
Preferred Stocks	(131)
Short-term investments	-
Total	**$ (3,981)**

At December 31, 2009, there were 135 unrealized loss positions with a total unrealized loss of $4.0 million. This represents approximately 0.7% of year end available-for-sale assets of $599.4 million. This unrealized loss position is a function of the purchase of specific securities in a lower interest rate or spread environment than what prevails as of December 31, 2009. Some of these losses are due to the increase in spreads of select corporate bonds or structured securities. We have viewed these market value declines as being temporary in nature. Our portfolio is relatively short as the duration of the core fixed income portfolio excluding cash, convertible securities, and equity is approximately 3.8 years, and 3.4 years on a taxable equivalent basis. We do not intend to sell and it is not expected we will need to sell these temporarily impaired securities before maturity. In light of our growth over the past 24 months, liquidity needs from the portfolio are minimal. As a result, we would not expect to have to liquidate temporarily impaired securities to pay claims or for any other purposes. There have been certain instances over the past year, where due to market based opportunities we have elected to sell a small portion of the portfolio. These situations were unique and infrequent occurrences and in our opinion, do not reflect an indication that we intend to sell or will be required to sell these securities before they mature or recover in value.

The most significant risk or uncertainty inherent in our assessment methodology is that the current credit rating of a particular issue changes over time. If the rating agencies should change their rating on a particular security in our portfolio, it could lead to a reclassification of that specific issue. The majority of our unrecognized impairment losses are investment grade and "AAA" or "AA" rated securities. Should the credit quality of individual issues decline for whatever reason then it would lead us to reconsider the classification of that particular security. Within the non-investment grade sector, we continue to monitor the particular status of each issue. Should prospects for any one issue deteriorate, we would potentially alter our classification of that particular issue.

4. OTHER THAN TEMPORARY IMPAIRMENTS OF INVESTMENT SECURITIES – (Concluded)

The table below illustrates the breakdown of impaired securities by investment grade and non-investment grade as well as the duration that these sectors have been trading below amortized cost. The average duration of the impairment has been greater than 12 months. The unrealized loss of impaired securities as a percent of the amortized cost of those securities is 7.7% as of December 31, 2009.

	% of Total Amortized Cost	Total Amortized Cost	Total Unrealized Losses	Average Unrealized Loss as % of Amortized Cost	% of Loss > 12 Months
		(Dollars in thousands)			
Non Investment Grade	12.6 %	$ 6,532	$ 1,859	28.5 %	28.9 %
Investment Grade	87.4	45,449	2,122	4.7	70.4
Total	100.0 %	$ 51,981	$ 3,981	7.7 %	51.0 %

The majority of these securities are "AAA" or "AA" rated. Of the $1.9 million of unrealized loss within non-investment grade, Alt-A and subprime home equity asset-backed securities accounted for 50.0% of this loss. The next highest percent of the loss within non-investment grade were CMOs at 30.5% of the loss. Within CMOs 42.0% were collateralized by prime loans with the balance in Alt-A and subprime. The remaining portion of the loss, or 19.5% within non-investment grade was 99.7% comprised of one financial corporate issue rated BB+ by Standard and Poors. These issues are continually monitored and may be classified in the future as being other-than-temporarily impaired.

The highest concentration of temporarily impaired securities is CMOs at 31.6% of the total loss. Within CMOs 59.6% are rated AAA including the 50.0% of the CMO exposure that is agency issued, and have primarily been affected by the general level of interest rates. The next largest concentration of temporarily impaired securities is Asset-Backed Securities at approximately 25.0% of the total loss, followed by Commercial MBS at approximately 19.2% of the total loss. The vast majority of both Asset-Backed Securities and Commercial MBS are comprised of securities rated AAA and have been affected primarily by the widening of spreads within this sector and/or the general level of interest rates as well. The next largest concentration of temporarily impaired securities is Corporate Bonds at 12.7% of the total loss. Within Corporate Bonds 86.7% are rated investment grade or better, including the high yield corporate credit allocation, and their temporary impairment results primarily from the widening of credit spreads. Temporary losses within Municipals make up the majority of what remains at 7.4% of the total loss. Within Municipals 100% of the securities are rated investment grade by Standard & Poors, both on an enhanced and underlying basis.

For the year ended December 31, 2009, we sold approximately $6.2 million of market value of fixed income securities excluding convertibles, which were trading below amortized cost while recording a realized loss of $0.2 million. This loss represented 3.6% of the amortized cost of the positions. These sales were unique opportunities to sell specific positions due to changing market conditions.

5. FAIR VALUE MEASUREMENTS

According to FASB guidance for fair value measurements and disclosures, fair value is the price that would be received to sell an asset or would be paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, we primarily use prices and other relevant information generated by market transactions involving identical or comparable assets, or "market approach" as defined by the FASB guidance.

FASB guidance establishes a three-level hierarchy for fair value measurements that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reporting entity ("observable inputs") and the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances ("unobservable inputs"). The estimated fair values of the Company's fixed income securities, convertible bonds, and equity securities are based on prices provided by an independent, nationally recognized pricing service. The prices provided by this service are based on quoted market prices, when available, non-binding broker quotes, or matrix pricing. The independent pricing service provides a single price or quote per security and the Company does not adjust security prices, except as otherwise disclosed. The Company obtains an understanding of the methods, models and inputs used by the independent pricing service, and has controls in place to validate that amounts provided represent fair values, consistent with this standard. The Company's controls include, but are not limited to, initial and ongoing evaluation of the methodologies used by the independent pricing service, a review of specific securities and an assessment for proper classification within the fair value hierarchy. The hierarchy level assigned to each security in

5. FAIR VALUE MEASUREMENTS (Continued)

our available-for-sale, hybrid securities, and alternative investments portfolios is based on our assessment of the transparency and reliability of the inputs used in the valuation of such instrument at the measurement date. The three hierarchy levels are defined as follows:

- Level 1 - Valuations based on unadjusted quoted market prices in active markets for identical securities. The fair values of fixed maturity and equity securities and short-term investments included in the Level 1 category were based on quoted prices that are readily and regularly available in an active market. The Level 1 category includes publicly traded equity securities, highly liquid U.S. Government notes, treasury bills and mortgage-backed securities issued by the Government National Mortgage Association; highly liquid cash management funds; and short-term certificates of deposit.

- Level 2 – Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets at the measurement date; quoted prices in markets that are not active; or other inputs that are observable, either directly or indirectly. The fair value of fixed maturity and equity securities and short-term investments included in the Level 2 category were based on the market values obtained from an independent pricing service that were evaluated using pricing models that vary by asset class and incorporate available trade, bid and other market information and price quotes from well established independent broker-dealers. The independent pricing service monitors market indicators, industry and economic events, and for broker-quoted only securities, obtains quotes from market makers or broker-dealers that it recognizes to be market participants. The Level 2 category includes corporate bonds, municipal bonds, redeemable preferred stocks and certain publicly traded common stocks with no trades on the measurement date.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

If the inputs used to measure fair value fall in different levels of the fair value hierarchy, a financial security's hierarchy level is based upon the lowest level of input that is significant to the fair value measurement. A number of our investment grade corporate bonds are frequently traded in active markets and traded market prices for these securities existed at December 31, 2009. These securities were classified as Level 2 at December 31, 2009 because our third party pricing service uses valuation models which use observable market inputs in addition to traded prices.

The following table presents our investments measured at fair value on a recurring basis as of December 31, 2009 classified by the fair value measurements standard valuation hierarchy (as discussed above):

		Fair Value Measurements Using		
	Total	Level 1	Level 2	Level 3
		(Dollars in thousands)		
Available for sale investments:				
Fixed maturity securities	$ 587,148	$ 4,121	$ 583,027	$ -
Equity securities	-	-	-	-
Short-term investments	12,216	12,216	-	
Hybrid securities	69,525	-	69,525	-
Alternative investments	30,601	-	12,427	18,174
Total	$ 699,490	$ 16,337	$ 664,979	$ 18,174

5. FAIR VALUE MEASUREMENTS (Continued)

The following table presents our investments measured at fair value on a recurring basis as of December 31, 2008 classified by the fair value measurements standard valuation hierarchy (as discussed above):

	Total	Fair Value Measurements Using Level 1	Level 2	Level 3
	(Dollars in thousands)			
Available for sale investments:				
Fixed maturity securities	$ 456,781	$ 5,563	$ 450,614	$ 604
Equity securities	60	60	-	-
Short-term investments	32,142	32,142	-	
Hybrid securities	43,470	-	43,470	-
Alternative investments	10,577	-	4,899	5,678
Total	$ 543,030	$ 37,765	$ 498,983	$ 6,282

Level 3 assets at December 31, 2009 include a $18.2 million investment in a limited partnership. At times, this limited partnership will invest in highly illiquid high yield convertible securities for which observable inputs are not available. The manager of this limited partnership valued this investment through an internally developed pricing model as follows. If a security is listed on a recognized exchange, it shall be valued at the last sale price or the average of the highest current independent bid and lowest current independent offer for the security if there is not a reported transaction in the security on that day. If a security is traded over the counter, it shall be valued at the average of the highest current independent bid and lowest current independent offer reported upon the closing of trading on that day. If the market for a security exists predominantly through a limited number of market makers, the General Partner shall attain the bid and offer for the security made by at least two market makers in the security. The security shall then be valued at the mid-point of the quote that, under the circumstances and in the good faith judgment of the General Partner, represents the fair value of the security. Notwithstanding the foregoing, upon a good faith determination by the General Partner that the application of such rules does not properly reflect a security's fair market value, then such security shall be valued at fair value as determined in good faith by the General Partner on the basis of all relevant facts and circumstances. All records with regard to valuation shall be retained by the Partnership. All determinations of values by the General Partner shall be final and conclusive as to all Partners. With respect to securities denominated in currencies other than the U.S. dollar, the value of such securities shall be converted to U.S. dollars upon the close of each month by utilizing the spot currency exchange rate as set forth by Bloomberg Financial Services (or such other source deemed appropriate by the General Partner). As of December 31, 2009, 10.9% of the reported market value of this limited partnership was valued by a good faith judgment of the General Partner and the balance by observable market inputs.

	Year Ended December 31, 2009	2008
Level 3 investments, beginning of period	$ 6,282	$ -
Purchases	7,000	-
Transfer to Level 2	(604)	-
Transfer to Level 3	-	6,282
Increase in market value	5,496	-
Level 3 investments as of December 31, 2009	$ 18,174	$ 6,282

The Company uses derivatives to hedge its exposure to interest rate fluctuations. For these derivatives, the Company used quoted market prices to estimate fair value and included the estimate as a Level 2 measurement.

The Company's financial instruments include investments, cash and cash equivalents, premiums and reinsurance balances receivable, reinsurance recoverable on paid losses and long-term debt. At December 31, 2009, the carrying amounts of the Company's financial instruments, including its derivative financial instruments, approximated fair value, except for the $67.0 million of the Company's junior subordinated debentures. The fair value of these junior subordinated debentures is estimated to be $32.1 million at December 31, 2009. The estimate of fair value for the Company's junior subordinated debentures is a Level 3 measurement. We use a discounted cash flow model based on the contractual terms of the junior subordinated debentures and a

5. FAIR VALUE MEASUREMENTS (Concluded)

discount rate of 9.45%, which was based on yields of comparable securities. The fair values of the Company's investments, as determined by quoted market prices, are disclosed in Note 3.

6. INCOME TAXES

FMFC files a consolidated federal income tax return with its subsidiaries. Taxes are allocated among the Company's subsidiaries based on the Tax Allocation Agreement employed by these entities, which provides that taxes of the entities are calculated on a separate-return basis at the highest marginal tax rate. Income tax expense consists of:

	December 31, 2009	December 31, 2008	December 31, 2007
		(Dollars in thousands)	
Current - federal	$ 15,696	$ 10,133	$ 19,997
Current - state	187	312	1,466
Deferred	5,083	(4,031)	(2,541)
Total Income Tax Expense from continuing operations	$ 20,966	$ 6,414	$ 18,922
Deferred Taxes On Other Comprehensive Gain (Loss) Included In Stockholders' Equity	$ 10,922	$ (2,264)	$ 1,116

Our income tax rate percentage on income from continuing operations is reconciled to the U.S. federal statutory tax rate as follows:

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007
Federal statutory tax rate	35.0 %	35.0 %	35.0 %
State and local income taxes, net of federal benefit	0.2	0.8	1.7
Non-taxable portion of dividends and tax-exempt interest	(3.5)	(10.0)	(3.5)
Other	0.4	0.8	0.2
Effective Tax Rate	32.1 %	26.6 %	33.4 %

6. INCOME TAXES – (Concluded)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31, 2009	December 31, 2008
	(Dollars in thousands)	
Deferred Tax Assets		
Loss and loss adjustment expense reserves	$ 13,112	$ 9,963
Unearned premiums	6,258	6,925
Investments at market below cost	1,492	4,494
ASC 815-15/ASC 825-10 below cost	518	4,730
Stock Option expense	1,471	826
Interest rate swaps	962	989
Other-than-temporary impairments	981	899
Other	724	702
Total Gross Deferred Tax Assets	25,518	29,528
Deferred Tax Liabilities		
Deferred policy acquisition costs	(8,979)	(9,579)
Investments at market above cost	(11,515)	(3,547)
Intangibles	(12,613)	(13,399)
ASC 815-15/ASC 825-10 above cost	(5,088)	(158)
Other	(1,167)	(684)
Total Deferred Tax Liabilities	(39,362)	(27,367)
Net Deferred Tax Asset (Liability)	$ (13,844)	$ 2,161

FASB guidance related to accounting for uncertainty in income taxes requires an entity to recognize the benefit of tax positions only when it is more-likely-than-not, based on the position's technical merits, that the position would be sustained upon examination by the respective taxing authorities. The tax benefit is measured as the largest benefit that is more than fifty-percent likely of being realized upon final settlement with the respective taxing authorities. The application of this guidance does not have an impact on our financial position or results of operations and we have taken no tax positions which would require accrual or disclosure under this guidance. Although the IRS is not currently examining any of our income tax returns, tax years 2006, 2007 and 2008 remain open and are subject to examination.

7. DEBT

Junior Subordinated Debentures

The Company has arranged for the sale of trust preferred securities ("Trust Preferred Securities") through First Mercury Capital Trust I, First Mercury Capital Trust II, First Mercury Capital Trust III, and First Mercury Capital Trust IV (each a "Trust"; collectively the "Trusts"). Each trust was created solely for the purpose of issuing Trust Preferred Securities. In accordance with FASB guidance for the consolidation of variable interest entities, the Trusts have not been consolidated with the Company in these financial statements.

Each Trust used proceeds from the sale of its Trust Preferred Securities to purchase the Company's floating rate junior subordinated debentures (the "Junior Subordinated Debt") issued to the Trust under an indenture (each an "Indenture"; collectively the "Indentures"). The Junior Subordinated Debt is the sole asset of each Trust, and the Trust Preferred Securities are the sole liabilities of each Trust. The Company purchased all of the outstanding common stock of the Trusts, and the Company's investment in the Trusts is included in Other assets in the accompanying Consolidated Balance Sheets.

7. DEBT – (Continued)

The following table summarizes the nature and terms of the Junior Subordinated Debt and Trust Preferred Securities:

	First Mercury Capital Trust I	First Mercury Capital Trust II	First Mercury Capital Trust III	First Mercury Capital Trust IV
	(Dollars in thousands)			
Issue date	April 29, 2004	May 24, 2004	December 14, 2006	September 26, 2007
Principal amount of Trust Preferred Securities	$8,000	$12,000	$25,000	$20,000
Principal amount of Junior Subordinated Debt	$8,248	$12,372	$25,774	$20,619
Maturity date of Junior Subordinated Debt, unless accelerated earlier	April 29, 2034	May 24, 2034	December 14, 2036	September 26, 2037
Trust common stock	$248	$372	$774	$619
Interest rate, per annum	Three-Month LIBOR plus 3.75%	Three-Month LIBOR plus 4.00%	Three-Month LIBOR plus 3.00%	8.25% fixed through 12/15/2012; Three-Month LIBOR plus 3.30% thereafter
Redeemable at 100% of principal amount at option of Company on or after	April 29, 2009	May 24, 2009	December 14, 2011	December 15, 2012

At December 31, 2009, the three months LIBOR was equal to 0.25%.

Interest on the Trust Preferred Securities and interest paid by the Company to the Trusts on the Junior Subordinated Debt is payable quarterly in arrears at a per annum rate of the three-month LIBOR on the Determination Date (as defined in the Indentures) plus a margin as described in the table above. The Company shall have the right, so long as no Event of Default (as defined) has occurred, to defer the quarterly payment of interest for up to 20 consecutive quarterly periods; no such deferral has been made.

The Trust Preferred Securities are subject to mandatory redemption in a like amount (1) upon repayment of all of the Junior Subordinated Debt on the stated maturity date, (2) contemporaneously with the optional prepayment of all of the Junior Subordinated Debt by the Company in conjunction with a special event (as defined) and (3) five years or more after the issue date, contemporaneously with the optional prepayment, in whole or in part, of the Junior Subordinated Debt.

Payment of distributions by the Trusts and payments on liquidation of the Trusts or redemption of the Trust Preferred Securities are guaranteed by the Company to the extent the Trusts have funds available (the "Guarantee"). The Company's obligations under the Guarantee, taken together with its obligations under the Junior Subordinated Debt and the Indenture, constitute a full and unconditional guarantee of all of the Trusts obligations under the Trust Preferred Securities issued by the Trusts.

The Indentures are unsecured obligations and rank subordinate and junior in right of payment to all Indebtedness (as defined) of the Company and there are no minimum financial covenants.

Interest payable is included in accrued expenses on the accompanying Consolidated Balance Sheets.

Revolving Credit Agreement

The Company has a $30.0 million revolving credit agreement with a financial institution. At December 31, 2009, borrowings under the credit agreement bear interest at our election as follows: (i) at a rate per annum equal to the greater of the lender's prime rate and the federal funds rate less 0.5%, each minus 0.75%; or, (ii) a rate per annum equal to LIBOR plus an applicable margin which is currently 0.75% or 1.0% based on our leverage ratio. On February 22, 2010, in connection with receipt of a temporary waiver of any event of default through May 1, 2010, the interest rate on borrowings under the credit agreement was changed to equal the greater of: (i) the prime rate, (ii) a rate per annum equal to the greater of the lender's prime rate and the federal funds rate plus 0.5% and (iii) a rate per annum equal to LIBOR plus an applicable margin which is currently 2.0% plus 1.0%; or, with respect to certain other borrowings, a rate per annum equal to LIBOR plus an applicable margin which is currently 2.0%. The obligations under the credit agreement are guaranteed by the Company's material non-insurance subsidiaries. The maturity date of borrowings made under the credit agreement is September 2011. At December 31, 2009, there were $4.0 million of borrowings under the agreement.

7. DEBT – (Concluded)

The credit agreement also contains various restrictive covenants that relate to the Company's shareholders' equity, leverage ratio, fixed charge coverage ratio, surplus and risk based capital, and A.M. Best Ratings of its insurance subsidiaries. At December 31, 2009, the Company was in compliance with all of the covenants related to the credit agreement. On February 22, 2010, the Company received a temporary waiver of any event of default as of March 31, 2010 related to the fixed charge coverage ratio covenant in the Company's credit agreement through May 1, 2010. The Company determined the temporary waiver was required as it related to the special cash dividend declared by the Company's Board of Directors on February 22, 2010 since the Company intends to fund a portion of the special dividend through borrowings under this agreement. If the Company does not renegotiate its credit agreement by May 1, 2010 or receive an extension of the temporary waiver of event of default, the Company will be in default under the terms of the credit agreement.

8. DERIVATIVE FINANCIAL INSTRUMENTS

At December 31, 2009, the Company had three interest rate swap agreements with a combined notional amount of $45.0 million in order to fix the interest rates on its junior subordinated debentures, and thereby reduce the exposure to interest rate fluctuations. In June 2009, the Company entered into two interest rate swap agreements which expire in August 2014. Under one of these swap agreements (notional amount of $12.0 million), we pay interest at a fixed rate of 3.710%, and under the other swap agreement (notional amount of $8.0 million), we pay interest at a fixed rate of 3.695%. Under our third swap agreement (notional amount of $25.0 million), which expires in December 2011, we pay interest at a fixed rate of 5.013%. Under all of the swap agreements, we receive interest at the three month LIBOR, which is equal to the contractual rate under the junior subordinated debentures.

Prior to 2009, the Company had entered into two interest rate swap agreements with a combined notional amount of $20.0 million in order to fix the interest rates on its junior subordinated debentures, and thereby reduce the exposure to interest rate fluctuations. Both of these agreements expired in August 2009. The Company did not account for these swaps as a cash flow hedge, thus the change in the fair value of these agreements was included in the Change in Fair Value of Derivative Instruments on the Consolidated Statements of Income, which was not a significant amount in the 2009, 2008, or 2007 periods presented.

The Company accounts for its interest rate swaps outstanding at December 31, 2009 as cash flow hedges whereby the change in fair value of the interest rate swap is recorded in Other comprehensive income, net of taxes. The fair values of the Company's interest rate swap liabilities were $2.7 million and $2.8 million as of December 31, 2009 and 2008, respectively.

Neither the Company nor the counterparty, which is a major U.S. bank, is required to collateralize its obligation under two of the three swap agreements. Two of the swap agreements entered into in June 2009 requires the Company to collateralize its obligation to the other counterparty if the fair value of the liability to the counterparty exceeds $3.5 million. The Company is exposed to loss if the counterparty should default. At December 31, 2009, the Company had no exposure to credit loss on the interest rate swaps. The Company does not believe that any reasonably likely change in interest rates would have a materially adverse effect on the financial position, the results of operations or cash flows of the Company.

9. LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

As discussed in Note 1, the Company establishes a reserve for both reported and unreported covered losses, which includes estimates of both future payments of losses and related loss adjustment expenses. The following represents changes in those aggregate reserves:

	December 31,		
	2009	2008	2007
		(Dollars in thousands)	
Balance, beginning of period	$ 372,721	$ 272,365	$ 191,013
Less reinsurance recoverables	128,552	91,444	66,926
Net Balance, beginning of period	244,169	180,921	124,087
AUIC net reserves, date of acquisition	-	4,490	-
Incurred Related To			
Current year	154,020	112,685	88,911
Prior years	(5,671)	(4,845)	(838)
Total Incurred	148,349	107,840	88,073
Paid Related To			
Current year	17,255	11,269	4,432
Prior years	51,307	37,813	26,807
Total Paid	68,562	49,082	31,239
Net Balance	323,956	244,169	180,921
Plus reinsurance recoverables	164,488	128,552	91,444
Balance, end of period	$ 488,444	$ 372,721	$ 272,365

During 2009, the Company experienced approximately $5.7 million of favorable development in net prior year reserves, with substantially all of the favorable development occurring in the 2006 and 2007 accident years.

During 2008, the Company experienced approximately $4.8 million of favorable development in net prior year reserves, with favorable development in the 2006 and 2007 accident years offset somewhat by increases in Incurred But Not Reported reserves in the 2005 and prior accident years.

During 2007, the Company experienced approximately $0.8 million of favorable development in net prior year reserves primarily in the 2006 accident year due to lower than expected loss and allocated loss adjustment expense emergence, offset by unfavorable development on 2000 to 2005 accident years' reserves.

10. REINSURANCE

In the normal course of business, FMIC and FMCC seek to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy.

Reinsurance contracts do not relieve the Company from its primary obligations to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. The Company evaluates the financial condition of its reinsurers and monitors the concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Based upon management's evaluation, we have concluded the reinsurance agreements entered into by the Company transfer both significant timing and underwriting risk to the reinsurer and, accordingly, are accounted for as reinsurance under the provisions set forth in the FASB guidance for accounting and reporting for reinsurance for short-duration and long-duration contracts.

10. REINSURANCE (Continued)

Net written and earned premiums, including reinsurance activity as well as reinsurance recoveries, were as follows:

	December 31, 2009	December 31, 2008	December 31, 2007
	(Dollars in thousands)		
Written Premiums			
Direct	$ 300,866	$ 303,539	$ 258,846
Assumed	43,552	17,737	12,655
Ceded	(119,913)	(101,325)	(115,929)
Net Written Premiums	$ 224,505	$ 219,951	$ 155,572
Earned Premiums			
Direct	$ 302,392	$ 281,897	$ 232,116
Assumed	43,102	16,733	9,325
Ceded	(111,460)	(105,122)	(75,722)
Earned but unbilled premiums	(2,032)	236	3,420
Net Earned Premiums	$ 232,002	$ 193,744	$ 169,139
Reinsurance Recoveries	$ 28,973	$ 19,351	$ 11,327

The Company manages its credit risk on reinsurance recoverables by reviewing the financial stability, A.M. Best rating, capitalization, and credit worthiness of prospective and existing risk-sharing partners. The Company customarily collateralizes reinsurance balances due from non-admitted reinsurers through funds withheld trusts or stand-by letters of credit issued by highly rated banks. The largest unsecured reinsurance recoverable is due from an admitted reinsurer with an A.M. Best rating of "A+" and accounts for 31.2% of the total recoverable from reinsurers.

The Company's 2009 and 2008 ceded reinsurance program includes quota share reinsurance agreements with authorized reinsurers that were entered into and are accounted for on a "funds withheld" basis. Under the funds withheld basis, the Company records the ceded premiums payable to the reinsurer, less ceded paid losses and loss adjustment expenses receivable from the reinsurer, less any amounts due to the reinsurer for the reinsurer's margin, or cost of the reinsurance contract, as a liability, and reported $71.7 million and $49.4 million as Funds held under reinsurance treaties in the accompanying Consolidated Balance Sheets at December 31, 2009 and December 31, 2008, respectively. As specified under the terms of the agreements, the Company credits the funds withheld balance at stated interest crediting rates applied to the funds withheld balance. If the funds withheld liability is exhausted, interest crediting would cease and additional claim payments would be recoverable from the reinsurer.

Interest cost on reinsurance contracts accounted for on a funds withheld basis is incurred during all periods in which a funds withheld liability exists or as otherwise specified under the terms of the contract and is included in Underwriting, agency and other expenses. The amount subject to interest crediting rates was $22.8 million and $21.6 million at December 31, 2009 and 2008, respectively.

10. REINSURANCE – (Concluded)

The Company had reinsurance recoverables from the following reinsurers:

	December 31, 2009	December 31, 2008
	(Dollars in thousands)	
ACE Property & Casualty Insurance Company	$ 71,792	$ 73,752
Swiss Reinsurance America Corporation	48,127	63,918
QBE Reinsurance Corporation	29,923	7,136
AXIS Reinsurance Company	21,104	3,265
Munich Reinsurance America, Inc.	18,377	8,055
Liberty Mutual Insurance Company	9,420	896
Odyssey America Reinsurance Corporation	6,212	3,432
Berkley Insurance Company	4,885	6,656
Hannover Rueckversicherung	4,853	1,658
American Constantine Insurance Company	3,376	4,648
Others	12,016	11,122
Amount Recoverable From Reinsurers	$ 230,085	$ 184,538

American Constantine Insurance Company ("ACIC") does not carry an A.M. Best rating. The related reinsurance recoverables from ACIC at December 31, 2009 are fully collateralized by a grantor trust and irrevocable letter of credit.

Amounts due from reinsurers on the accompanying balance sheet consisted of the following:

	December 31, 2009	December 31, 2008
	(Dollars in thousands)	
Reinsurance recoverable	$ 172,711	$ 135,617
Prepaid reinsurance premiums	57,374	48,921
Amount Recoverable From Reinsurers	$ 230,085	$ 184,538

In 2009, the Company reinsured a portfolio of policies for the years 2001 through 2008 for a portion of the claims for the self-insured retention for a U.S. homebuilder. The Company assumed the completed operations exposure for this homebuilder for aggregate unpaid losses in excess of $55.0 million up to $100.0 million. The Company recorded $25.3 million of premium for this retroactive reinsurance transaction in exchange for $45.0 million of coverage. The exposures assumed in this transaction are consistent with the completed operations coverage we provide to contractors in our Specialty classes of business. The Company undertook an extensive underwriting and loss cost analysis prior to offering coverage for this risk. Given the nature of this transaction, the $25.3 million of premium was both written and fully earned in the same period. See "Revenue Recognition – Premiums" in Critical Accounting Policies.

11. RELATED PARTY TRANSACTIONS

The Company entered into a consulting agreement during the fourth quarter of 2006 with its founder, who currently serves as a director. The agreement had a three year term and provided for an annual consulting fee of $1.0 million. During the second quarter of 2008, the Company's Board of Directors approved the termination of this consulting agreement and the Company recorded a charge of $1.3 million, of which $0.7 million was recorded as Discontinued Operations. On October 9, 2008, the Company entered into a Termination Agreement with its founder and paid $1.1 million in full satisfaction of all amounts owed under the consulting agreement. The Company recorded consulting expense of $1.8 million and $1.0 million for the years ended December 31, 2008 and 2007 related to this agreement.

12. STOCKHOLDERS' EQUITY

Common Stock

On June 27, 2007, the Company completed a public offering of 695,189 shares of common stock for gross proceeds of $13.4 million. Costs associated with the follow-on offering included $0.8 million of underwriting costs and $0.4 million of other issuance costs.

Preferred Stock

In connection with the Company's initial public offering, the Company increased the number of authorized shares of par value $0.01 Series A Convertible Preferred Stock to 10,000,000. None of these shares were issued or outstanding at December 31, 2009 or 2008.

Treasury Stock

On December 27, 2007, the Company repurchased 73,815 shares of common stock through an option agreement from an officer of the Company for approximately $0.5 million (or $6.46 per share). Immediately following this transaction, all of these shares and the 92,500 shares previously held as treasury stock, were retired by the Company.

Share Repurchase Program

On August 20, 2009, the Board of Directors of the Company authorized a share repurchase plan to purchase up to 1.0 million shares of common stock through open market or privately negotiated transactions. The repurchase program expires on August 20, 2010. During the year ended December 31, 2009, the Company did not repurchase any shares of common stock under the August 2009 share repurchase plan. As of December 31, 2009, the Company had 1.0 million shares of remaining capacity under the share repurchase program. Shares purchased under the program are retired and returned to the status of authorized but unissued shares.

The Company's prior share repurchase program, announced in August 2008, originally authorized the repurchase of up to 1.5 million shares of the Company's outstanding common stock. During the year ended December 31, 2009, the Company repurchased the remaining 801,423 shares of common stock for $10.5 million at an average cost of $13.09 per share. These purchases fulfilled the remaining capacity of the Company's 1.5 million share repurchase plan.

Special Dividend

On February 22, 2010, the Company's Board of Directors declared a one-time, special cash dividend of $2.00 per share to be paid March 31, 2010 to shareholders of record at the close of business on March 15, 2010. The special dividend will be funded in part from borrowings under the Company's credit agreement. The Company anticipates the special dividend to be approximately $34.5 million.

Dividend Restriction

The Company's insurance company subsidiaries, FMIC, FMCC and AUIC, are limited in their ability to pay dividends to FMFC. FMIC may declare and pay dividends according to the provisions of the Illinois Insurance Holding Company Systems Act, which provides that, without prior approval of the Illinois Insurance Department, dividends may not exceed the greater of 10% of FMIC's policyholders' surplus on the most recent annual statutory financial statement filed with the State of Illinois or net income after taxes for the current year. In 2010, FMIC's dividends may not exceed approximately $25.6 million.

FMCC may declare and pay dividends according to the provisions of the Minnesota Insurance Holding Company Systems Act, which provides that, without prior approval of the Minnesota Department of Commerce, dividends may not exceed the greater of 10% of FMCC's policyholders' surplus on the most recent annual statutory financial statement filed with the State of Minnesota or net income, excluding capital gains, for the current year. FMCC can pay dividends of approximately $3.5 million in 2010.

AUIC may declare and pay dividends according to the provisions of the Arkansas Insurance Holding Company Systems Act, which provides that, without prior approval of the Arkansas Insurance Department, dividends may not exceed the greater of 10% of

12. STOCKHOLDERS' EQUITY (Concluded)

AUIC's policyholders' surplus on the most recent annual statutory financial statement filed with the State of Arkansas or net income, excluding capital gains, for the current year. AUIC can pay dividends of approximately $0.5 million in 2010.

13. STOCK COMPENSATION PLANS

The 1998 Stock Compensation Plan (as amended, the "1998 Plan") was established September 3, 1998. Under the terms of the plan, directors, officers, employees and key individuals may be granted options to purchase the Company's common stock. Option and vesting periods and option exercise prices are determined by the Compensation Committee of the Board of Directors, provided no stock options shall be exercisable more than ten years after the grant date. All outstanding stock options under the plan became fully vested on August 17, 2005 under the change in control provision in the plan. Of the 4,625,000 shares of the Company's common stock initially reserved for future grant under the 1998 Plan, shares available for future grant totaled 2,443,387 at December 31, 2009. On May 13, 2009, the Company adopted an amendment to the 1998 Plan prohibiting the issuance of any additional awards under the 1998 Plan.

The First Mercury Financial Corporation Omnibus Incentive Plan of 2006 (the "Omnibus Plan") was established October 16, 2006. The Company reserved 1,500,000 shares of its common stock for future granting of stock options, stock appreciation rights ("SAR"), restricted stock, restricted stock units ("RSU"), deferred stock units ("DSU"), performance shares, performance cash awards, and other stock or cash awards to employees and non-employee directors at any time prior to October 15, 2016. On May 13, 2009, the Company's stockholders approved the amendment and restatement of the Omnibus Plan to increase the number of shares authorized for issuance thereunder by 1,650,000 shares, which brings the total number of shares reserved under the Omnibus Plan to 3,150,000. All of the terms of awards made under the Omnibus Plan, including vesting and other restrictions are determined by the Compensation Committee of the Company's Board of Directors. The exercise price of any stock option will not be less than the fair market value of the shares on the date of grant.

During the year ended December 31, 2009, the Company granted 222,500 stock options and 118,500 shares of restricted stock to employees under the Omnibus Plan. The stock options and shares of restricted stock awarded during such period vest in three equal installments over a period of three years. Stock-based compensation will be recognized over the expected vesting period of the stock options and shares of restricted stock. During the year ended December 31, 2009, the Company granted 19,704 shares of restricted stock to non-employee directors under the Omnibus Plan. These shares of restricted stock vested immediately, but are not transferable for one year after the grant date, and stock-based compensation was recognized immediately. During the year ended December 31, 2008, the Company granted 386,500 stock options and 55,500 shares of restricted stock to employees under the Omnibus Plan. The stock options and shares of restricted stock vest in three equal installments over a period of three years. Stock-based compensation will be recognized over the expected vesting period of the stock options and shares of restricted stock. During the year ended December 31, 2008, the Company granted 12,124 shares of restricted stock to non-employee directors under the Omnibus Plan. These shares of restricted stock vested immediately, but are not transferable for one year after the grant date, and stock-based compensation was recognized immediately. Shares available for future grants under the Omnibus Plan totaled 1,813,036 at December 31, 2009.

13. STOCK COMPENSATION PLANS – (Continued)

A summary of the Company's stock option activity was as follows:

	1998 Plan		Omnibus Plan	
	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share
Outstanding at January 1, 2007	927,775	$ 2.24	250,000	$ 17.00
Options granted	-	-	323,688	20.73
Options exercised	-	-	-	-
Outstanding at December 31, 2007	927,775	2.24	573,688	19.10
Options granted	-	-	386,500	16.21
Options forfeited	(5,088)	4.86	(24,700)	18.32
Options exercised	(491,637)	1.77	(3,300)	17.00
Outstanding at December 31, 2008	431,050	2.82	932,188	17.93
Options granted	-	-	222,500	13.04
Options forfeited	-	-	(42,000)	16.71
Options exercised	(11,288)	2.37	-	-
Outstanding at December 31, 2009	419,762	$ 2.83	1,112,688	$ 17.00
Exercisable at:				
December 31, 2007	927,775	2.24	83,333	17.00
December 31, 2008	431,050	2.82	263,894	18.47
December 31, 2009	419,762	2.83	560,957	18.17

The aggregate intrinsic value of fully vested options outstanding and exercisable under the 1998 Plan was $4.6 million at December 31, 2009. There was $0.2 million of aggregate intrinsic value of options expected to vest under the Omnibus Plan at December 31, 2009.

The total intrinsic value of stock options exercised was $0.1 million and $6.1 million for the years ended December 31, 2009 and 2008, respectively.

The number of stock option awards outstanding and exercisable at December 31, 2009 by range of exercise prices was as follows:

	Options Outstanding			Options Exercisable	
Range of Exercisable Price	Outstanding as of December 31, 2009	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price Per Share	Exercisable as of December 31, 2009	Weighted-Average Exercise Price Per Share
1998 Plan					
$1.51 - $1.95	310,337	3.12 Years	$ 1.71	310,337	$ 1.71
$4.86 - $6.49	109,425	2.33	5.99	109,425	5.99
Total	419,762	2.92	2.83	419,762	2.83
Omnibus Plan					
$10.98 - $14.93	361,000	8.82 Years	$ 13.69	49,829	$ 14.61
$17.00 - $20.75	751,688	6.52	18.59	511,128	18.51
Total	1,112,688	7.27	17.00	560,957	18.17

13. STOCK COMPENSATION PLANS – (Concluded)

A summary of the Company's restricted stock activity was as follows:

	Number of Restricted Shares
Outstanding at January 1, 2007	24,050
Shares granted	20,148
Shares vested	(34,198)
Shares forfeited	-
Outstanding at December 31, 2007	10,000
Shares granted	67,624
Shares vested	(15,458)
Shares forfeited	-
Outstanding at December 31, 2008	62,166
Shares granted	138,204
Shares vested	(41,571)
Shares forfeited	(3,300)
Outstanding at December 31, 2009	155,499

The fair value of stock options granted were determined on the dates of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,		
	2009	2008	2007
Omnibus Plan			
Expected term	6 years	6 years	6 years
Expected stock price volatility	41.64%	30.10%	27.40%
Risk-free interest rate	2.22%	3.09%	4.27%
Expected dividend yield	0.08%	-	-
Estimated fair value per option	$ 5.57	$ 5.76	$ 7.49

The expected term of options was determined based on the simplified method per FASB accounting guidance for stock compensation. Expected stock price volatility was based on an average of the volatility factors utilized by companies within the Company's peer group with consideration given to the Company's historical volatility. The risk-free interest rate is based on the yield of U.S. Treasury securities with an equivalent remaining term.

The assumptions used to calculate the fair value of options granted are evaluated and revised, as necessary, to reflect market conditions and the Company's historical experience and future expectations. The calculated fair value is recognized as compensation cost in the Company's financial statements over the requisite service period of the entire award. Compensation cost is recognized only for those options expected to vest, with forfeitures estimated at the date of grant and evaluated and adjusted periodically to reflect the Company's historical experience and future expectations. Any change in the forfeiture assumption is accounted for as a change in estimate, with the cumulative effect of the change on periods previously reported being reflected in the financial statements of the period in which the change is made. The Company recognized stock-based compensation expense of $2.9 million, $2.2 million, and $1.1 million, for the years ended December 31, 2009, December 31, 2008, and December 31, 2007, respectively.

As of December 31, 2009, there was approximately $3.5 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Omnibus Plan and related to non-vested restricted stock. That cost is expected to be recognized over a weighted-average period of 1.9 years.

14. REGULATORY REQUIREMENTS

Capitalization

FMIC was originally formed in 1996 as an Illinois Domestic Stock Property and Casualty Insurer operating on an admitted basis in Illinois, which required maintaining minimum capital and surplus of $2.0 million. On July 15, 2004, FMIC received approval from the Illinois Department of Insurance and became an Illinois Domestic Stock Surplus Lines Insurer. With this change in status Illinois now requires a minimum $15.0 million in surplus of which $1.0 million must be paid in capital to qualify for domestic surplus lines status. FMIC was in compliance with the applicable requirements at December 31, 2009, 2008, and 2007.

The State of Minnesota requires FMCC to maintain a minimum of $1.5 million in capital stock and surplus, which they were in compliance with at December 31, 2009, 2008, and 2007.

The State of Arkansas requires AUIC to maintain a minimum of $0.8 million in capital stock and surplus, which they were in compliance with at December 31, 2009 and 2008.

Risk-Based Capital

The National Association of Insurance Commissioners (NAIC) has established risk-based capital models to measure the adequacy of capitalization for insurance companies. The model calculates minimum capital requirements for each insurer based on certain criteria, including investment risk, underwriting profitability and losses and loss adjustment expense risk. As of December 31, 2009, 2008, and 2007, FMIC, FMCC and AUIC exceeded the minimum capital requirements determined by the NAIC's risk-based capital models.

Insurance Regulation

In September 2009, FMIC and CoverX received from the California Department of Insurance (the "California Department") an Accusation and an Order to Cease and Desist (collectively the "Pleadings"). The Pleadings (i) allege that FMIC and CoverX transacted business in California without the proper licenses, (ii) order FMIC and CoverX to stop transacting any business in California for which they do not have a license and (iii) seek the revocation of CoverX's existing California fire and casualty producer license. In October 2009, the Pleadings were expanded to include FM Emerald. Although the Pleadings seek to revoke CoverX's and FM Emerald's existing California fire and casualty producer licenses, the California Department has agreed that CoverX and FM Emerald may continue to produce California business, and that FMIC may continue to insure California risks as long as those risks are produced by CoverX and FM Emerald personnel located outside the State of California, which is how the Company is currently conducting business. The Pleadings also assert a right to seek monetary penalties, but no demand for payment has been made. FMIC, CoverX and FM Emerald have denied the allegations in the Pleadings, and CoverX and FM Emerald have requested a hearing on the action to revoke their respective fire and casualty producer licenses. FMIC, CoverX and FM Emerald have also been conferring with the California Department to obtain surplus lines broker licenses and resolve these issues. While it is not possible to predict with certainty the outcome of any legal proceeding, we believe the outcome of these proceedings will not result in a material adverse effect on our consolidated financial condition or results of operations.

15. STATUTORY FINANCIAL INFORMATION

The statutory net income and capital and surplus of the Company's insurance subsidiaries were as follows:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Net Income	$ 28,719	$ 23,946	$ 33,692

	December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Capital and surplus	$ 256,300	$ 214,388	$ 190,117

Accounting practices that result in significant differences between the Company's consolidated financial statements prepared in accordance with GAAP and with statutory accounting practices are: consolidation of insurance and non-insurance subsidiaries; modification of deferred income taxes; establishment of deferred acquisition costs; admission of non-admitted statutory assets; retroactive reinsurance; and reporting investment securities at market value.

16. DEFINED CONTRIBUTION PLAN

The Company maintains an employer-sponsored 401(k) plan. All employees are eligible to participate in the plan on the first day of the calendar quarter following 30 days of service and having attained 21 years of age. Employer contributions are voluntary and are allocated based upon the participants' compensation and contribution levels. Vesting in the plan is immediate. The Company's expense for this plan was approximately $0.4 million for the year ended December 31, 2009, $0.5 million for the year ended December 31, 2008, and $0.3 million for the year ended December 31, 2007.

17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company's accumulated other comprehensive income (loss) included the following:

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Unrealized holding gains (losses) on securities having credit losses recognized in the consolidated statements of income, net of tax	$ (1,668)	$ -	$ -
Unrealized holding gains (losses) on securities having no credit losses recognized in the consolidated statements of income, net of tax	19,709	(1,451)	1,934
Cumulative effect adjustment upon adoption of ASC 815-15	-	-	(133)
Fair value of interest rate swap, net of tax	(1,785)	(1,576)	(624)
Total accumulated other comprehensive income (loss)	$ 16,256	$ (3,027)	$ 1,177

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations:

	2009			
	1st Q	2nd Q	3rd Q	4th Q
	(Dollars in thousands, except per share data)			
Operating Revenue				
Net earned premiums	$ 52,594	$ 51,432	$ 51,512	$ 76,463
Commissions and fees	6,894	9,577	7,445	8,082
Net investment income	6,434	7,132	7,540	8,227
Net realized gains on investments	1,794	9,644	13,766	2,802
Other-than-temporary impairment losses on investments	(37)	(97)	(292)	(243)
Total Operating Revenues	67,679	77,688	79,971	95,331
Income From Continuing Operations	8,682	11,609	15,645	8,427
Income From Discontinued Operations	-	-	-	-
Net Income	$ 8,682	$ 11,609	$ 15,645	$ 8,427
Basic Net Income Per Share:				
Income From Continuing Operations	$ 0.49	$ 0.65	$ 0.90	$ 0.49
Income From Discontinued Operations	-	-	-	-
Total	$ 0.49	$ 0.65	$ 0.90	$ 0.49
Diluted Net Income Per Share:				
Income From Continuing Operations	$ 0.48	$ 0.64	$ 0.89	$ 0.48
Income From Discontinued Operations	-	-	-	-
Total	$ 0.48	$ 0.64	$ 0.89	$ 0.48

18. QUARTERLY FINANCIAL DATA (UNAUDITED) – (Concluded)

	2008			
	1st Q	2nd Q	3rd Q	4th Q
	(Dollars in thousands, except per share data)			
Operating Revenue				
Net earned premiums	$ 43,571	$ 46,559	$ 49,092	$ 54,522
Commissions and fees	4,053	7,086	4,757	5,093
Net investment income	4,848	5,216	5,571	5,998
Net realized gains (losses) on investments	1	(1,587)	(7,128)	(7,875)
Other-than-temporary impairment losses on investments	-	(225)	(3,476)	(397)
Total Operating Revenues	52,473	57,049	48,816	57,341
Income From Continuing Operations	8,635	6,236	501	2,364
Income (Loss) From Discontinued Operations	1,085	22,467	(447)	-
Net Income	$ 9,720	$ 28,703	$ 54	$ 2,364
Basic Net Income Per Share:				
Income From Continuing Operations	$ 0.48	$ 0.34	$ 0.03	$ 0.13
Income (Loss) From Discontinued Operations	0.06	1.23	(0.02)	-
Total	$ 0.54	$ 1.57	$ 0.01	$ 0.13
Diluted Net Income Per Share:				
Income From Continuing Operations	$ 0.46	$ 0.33	$ 0.03	$ 0.13
Income (Loss) From Discontinued Operations	0.06	1.19	(0.02)	-
Total	$ 0.52	$ 1.52	$ 0.01	$ 0.13

19. DISCONTINUED OPERATIONS

On June 27, 2008, the Company sold all of the outstanding shares of capital stock of ARPCO Holdings, Inc. and its subsidiaries ("ARPCO") for a purchase price of $43.0 million. The net assets disposed of in the transaction were $7.2 million and were principally intangible assets. The Company incurred costs related to the transaction of $2.9 million and recorded a gain, net of income taxes, of $20.9 million which is included in Income From Discontinued Operations in the Consolidated Statements of Income. During the third quarter, the Company recorded an adjustment of $0.4 million, net of income taxes, to the gain related to the finalization of the analysis of the state income tax impact of the transaction.

The operating results of discontinued operations included in the accompanying Consolidated Statements of Income are as follows:

	Twelve Months Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Revenues	$ -	$ 5,884	$ 11,205
Income Before Income Taxes	$ -	$ 3,533	$ 6,490

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as of December 31, 2009. Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective (i) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) to ensure that information required to be disclosed by us in the reports that we submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Controls Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of the consolidated financial statements of the Company in accordance with U.S. generally accepted accounting principles. The Company's accounting policies and internal controls over financial reporting, established and maintained by management, are under the general oversight of the Company's Audit Committee.

The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management has assessed the Company's internal control over financial reporting as of December 31, 2009. The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

Based upon its assessment, management has concluded that the Company's internal control over financial reporting is effective at December 31, 2009, and that there were no material weaknesses in the Company's internal control over financial reporting as of that date.

BDO Seidman, LLP, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Form 10-K, has issued its written attestation report on the Company's internal control over financial reporting. This report can be found on page 111 of this Form 10-K.

Changes to Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2009 that have materially affected, or are reasonably likely to materially effect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders
First Mercury Financial Corporation and Subsidiaries
Southfield, Michigan

We have audited First Mercury Financial Corporation and Subsidiaries' internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). First Mercury Financial Corporation and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Item 9A -- Controls and Procedures". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First Mercury Financial Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of First Mercury Financial Corporation and Subsidiaries' as of December 31, 2009 and 2008 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 16, 2010 expressed an unqualified opinion thereon.

BDO Seidman, LLP

Troy, Michigan
March 16, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE

The information contained under the captions “Election of Directors” (excluding the Report of the Audit Committee), “Executive Officers”, “Corporate Governance”, and “Section 16 (a) Beneficial Ownership Reporting Compliance” in the Company’s Proxy Statement for its 2010 Annual Meeting of Stockholders (“Proxy Statement”) is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information contained under the caption “Director Compensation” and “Compensation of Executive Officers” (excluding the Report of the Executive Compensation Committee) in the Company’s Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained under the caption “Common Stock Ownership of Certain Beneficial Owners and Management” in the Company’s Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the caption “Certain Relationships and Transactions” and “Corporate Governance” in the Company’s Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained under the caption “Independent Accountants” in the Company’s Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Item 15 (a) (1) Exhibits, Financial Statement Schedules

The following consolidated financial statements, notes thereto and related information of First Mercury Financial Corporation (the "Company") are included in Item 8.

Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm

Item 15 (a) (2)

The following additional financial statement schedules are furnished herewith pursuant to the requirements of Form 10-K.

	Page
Schedules to Financial Statements	
Schedule I - Summary of Investments - Other than Investments in Related Parties	S-1
Schedule II - Condensed Financial Information of Registrant	
Condensed Balance Sheet	S-2
Condensed Statement of Operations	S-3
Condensed Statement of Cash Flows	S-4
Schedule IV - Reinsurance	S-5
Schedule VI - Supplemental Information Concerning Insurance Operations	S-6

All other schedules are omitted because they are not applicable, or not required, or because the required information is included in the Consolidated Financial Statements or in notes thereto.

Item 15 (a) (3)

The following is a list of the exhibits filed as part of this Form 10-K. The exhibit numbers followed by an asterisk (*) indicate exhibits that are management contracts or compensatory plans or arrangements. The SEC File Number for the exhibits incorporated by reference is 001-33077.

Exhibit Number			Description
3.1		(4)	Amended and Restated Certificate of Incorporation.
3.2		(3)	Amended and Restated Bylaws.
4.1		(3)	Form of Stock Certificate.
4.2			Certain instruments defining the rights of the holders of long-term debt of First Mercury Financial Corporation and certain of its subsidiaries, none of which authorize a total amount of indebtedness in excess of 10% of the total assets of the Corporation and its subsidiaries on a consolidated basis, have not been filed as Exhibits. The Corporation hereby agrees to furnish a copy of any of these agreements to the Commission upon request.
10.1	*	(4)	First Mercury Financial Corporation 1998 Stock Compensation Plan.
10.2	*	(1)	Non-Competition and Confidentiality Agreement dated as of June 7, 2004 by and between First Mercury Financial Corporation and Jerome M. Shaw.
10.3	*	(1)	Non-Competition and Confidentiality Agreement dated as of June 14, 2004 by and between American Risk Pooling Consultants, Inc. and Jerome M. Shaw.

10.4	*	(1)	Amendment No. 1 to Non-Competition and Confidentiality Agreement dated as of August 17, 2005 by and between American Risk Pooling Consultants, Inc. and Jerome M. Shaw.
10.5	*	(1)	Non-Competition and Confidentiality Agreement dated as of August 17, 2005 by and between First Mercury Holdings, Inc. and Jerome M. Shaw.
10.6	*	(6)	Employment Agreement, effective as of August 1, 2007, between First Mercury Financial Corporation and Richard H. Smith.
10.7	*	(6)	First Mercury Financial Corporation Supplemental Executive Retirement Plan.
10.8		(2)	Services Agreement dated May 25, 2005 between First Home Financial Corporation and Glencoe Capital, LLC.
10.9		(4)	Credit Agreement, dated as of October 23, 2006 by and between First Mercury Financial Corporation, the Guarantors and JPMorgan Chase Bank, N.A.
10.10	*	(1)	Indemnification Agreement dated as of June 7, 2004 by and between First Mercury Financial Corporation and Steven Shapiro.
10.11	*	(1)	Indemnification Agreement dated as of June 7, 2004 by and between First Mercury Financial Corporation and Hollis Rademacher.
10.12		(1)	Indenture between First Mercury Financial Corporation and Wilmington Trust Company, as Trustee, dated as of May 26, 2004 for Floating Rate Junior Subordinated Debentures.
10.13		(1)	Indenture between First Mercury Financial Corporation and Wilmington Trust Company, as Trustee, dated as of April 29, 2004 for Floating Rate Junior Subordinated Debentures.
10.14	*	(3)	Letter Agreement dated June 27, 2008 between the Company and Terrance A. Fleckenstein.
10.15	*	(3)	First Mercury Financial Corporation Performance-Based Annual Incentive Plan.
10.16	*	(3)	First Mercury Financial Corporation Non-Qualified Deferred Compensation Plan.
10.17		(6)	Amended and Restated Registration Rights Agreement by and among First Mercury Financial Corporation and certain stockholders thereof.
10.18	*	(3)	Consulting Agreement by and between First Mercury Financial Corporation, and Jerome M. Shaw.
10.19	*	(4)	Employment Agreement dated December 10, 2009 by and between First Mercury Financial Corporation and John A. Marazza.
10.20	*		Employment Letter from First Mercury Financial Corporation to Jeffrey R. Wawok dated December 8, 2005.
10.21	*	(3)	Restricted Stock Award Grant Agreement by and between First Mercury Holdings, Inc. and John A. Marazza, dated October 4, 2006.
10.22		(3)	Amended and Restated Management Agreement between First Mercury Financial Corporation and First Home Insurance Agency, dated October 3, 2006.
10.23	*	(3)	Form of Option Grant Agreement under 1998 Stock Corporation Plan.
10.24	*	(3)	Form of Option Grant Agreement under Omnibus Incentive Plan of 2006.
10.25		(5)	Indenture dated December 14, 2006 between First Mercury Financial Corporation and Wilmington Trust Company, as trustee.
10.26		(5)	Amended and Restated Declaration of Trust dated December 14, 2006 by and among First Mercury Financial Corporation, as sponsor, Wilmington Trust Company, as institutional trustee, Wilmington Trust Company, as Delaware trustee, and John A. Marazza, James M. Thomas and Jeffrey R. Wawok, as administrators.
10.27		(5)	Floating Rate Junior Subordinated Deferrable Interest Debenture, dated December 14, 2006 by First Mercury Financial Corporation in favor of Wilmington Trust Company, as institutional trustee.
10.28		(5)	Guarantee Agreement dated December 14, 2006, between First Mercury Financial Corporation and Wilmington Trust Company.
10.29		(7)	Indenture dated September 26, 2007 between First Mercury Financial Corporation and Wilmington Trust Company, as trustee.
10.30		(7)	Amended and Restated Declaration of Trust dated September 26, 2007 by and among First Mercury Financial Corporation, as sponsor, Wilmington Trust Company, as institutional trustee, Wilmington Trust Company, as Delaware trustee, and John A. Marazza, Jeffrey R. Wawok and Edward A. LaFramboise, as administrators.
10.31		(7)	Fixed/Floating Rate Junior Subordinated Deferrable Interest Debenture, dated September 26, 2007 by First Mercury Financial Corporation in favor of Wilmington Trust Company, as institutional trustee.
10.32		(7)	Guarantee Agreement dated September 26, 2007, between First Mercury Financial Corporation and Wilmington Trust Company.
10.33		(8)	Amended and Restated First Mercury Financial Corporation Omnibus Incentive Plan of 2006.

21	(2)	Subsidiaries.
23.1	(10)	Consent of BDO Seidman, LLP.
31(a)	(10)	Rule 13a-14(a) Certification of Chief Executive Officer.
31(b)	(10)	Rule 13a-14(a) Certification of Chief Financial Officer.
32(a)	(10)	Section 1350 Certification of Chief Executive Officer.
32(b)	(10)	Section 1350 Certification of Chief Financial Officer.

(1) Previously filed as an exhibit to the Company's Form S-1 filed on August 23, 2006, and incorporated herein by reference.
(2) Previously filed as an exhibit to the Company's Form S-1/A filed on October 4, 2006, and incorporated herein by reference.
(3) Previously filed as an exhibit to the Company's Form S-1/A filed on October 17, 2006, and incorporated herein by reference.
(4) Previously filed as an exhibit to the Company's Current Report on Form 8-K dated December 14, 2009, and incorporated herein by reference.
(5) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed December 19, 2006, and incorporated herein by reference.
(6) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed August 27, 2007, and incorporated herein by reference.
(7) Previously filed as an exhibit to the Company's Current Report on Form 8-K filed September 27, 2007, and incorporated herein by reference.
(8) Previously filed as Annex A to the Company's Proxy Statement on Schedule 14A filed April 13, 2009, and incorporated herein by reference.
(9) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, and incorporated herein by reference.
(10) Filed herewith.

* Management contract or compensation plan or arrangement.

Item 15 (b)

The exhibits are listed in Item 15 (a) (3) above.

Item 15 (c)

The financial statement schedules are listed in Item 15 (a) (2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MERCURY FINANCIAL CORPORATION

By: /s/ RICHARD H. SMITH
Richard H. Smith
Chairman and Chief Executive Officer

Date: March 16, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on March 16, 2010 on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ RICHARD H. SMITH Richard H. Smith	Chairman, Chief Executive Officer and Director (Principal Executive Officer of the Registrant)
/s/ JOHN A. MARAZZA John A. Marazza	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Accounting Officer of the Registrant)
/s/ GEORGE R. BOYER, III George R. Boyer, III	Director
/s/ THOMAS B. KEARNEY Thomas B. Kearney	Director
/s/ LOUIS J. MANETTI Louis J. Manetti	Director
/s/ BRADLEY J. PICKARD Bradley J. Pickard	Director
/s/ HOLLIS W. RADEMACHER Hollis W. Rademacher	Director
/s/ STEVEN A. SHAPIRO Steven A. Shapiro	Director
/s/ JEROME M. SHAW Jerome M. Shaw	Director and Chairman Emeritus
/s/ WILLIAM C. TYLER William C. Tyler	Director

SCHEDULE I

FIRST MERCURY FINANCIAL CORPORATION

Summary of Investments – Other than Investments in Related Parties
As of December 31, 2009
(Dollars in thousands)

Type of Investment	Cost	Fair Value	Amount at Which Shown in the Balance Sheet
Fixed Maturities:			
Bonds:			
U.S. government and government agencies and authorities	$ 103,278	$ 107,219	$ 107,219
States and political subdivisions	198,252	207,269	207,269
Collateralized mortgage obligations and other asset-backed securities	120,505	125,614	125,614
Convertibles	69,525	69,525	69,525
All other corporate bonds	135,549	145,640	145,640
Total Fixed Maturities	627,109	655,267	655,267
Equity Securities:			
Non redeemable preferred stocks	1,416	1,406	1,406
Limited partnerships	30,601	30,601	30,601
Total Equity Securities	32,017	32,007	32,007
Short-Term Investments	12,216	12,216	12,216
Total Investments	$ 671,342	$ 699,490	$ 699,490

SCHEDULE II

FIRST MERCURY FINANCIAL CORPORATION

Condensed Financial Information of Registrant
Condensed Balance Sheet
(Dollars in thousands)

	December 31,	
	2009	2008
	(Dollars in thousands)	
ASSETS		
Debt securities	$ 564	$ 14,823
Short-term investments	68	5,400
Cash and cash equivalents	747	1,271
Federal income tax recoverable	1,039	992
Other assets	4,758	4,879
Investment in subsidiaries	386,115	305,670
Total Assets	$ 393,291	$ 333,035
LIABILITIES AND STOCKHOLDERS' EQUITY		
Long-term debt	$ 67,013	$ 67,013
Notes payable	4,000	-
Accounts payable, accrued expenses, and other liabilities	6,194	4,385
Total Liabilities	77,207	71,398
Stockholders' Equity		
Common stock, $0.01 par value; authorized 100,000,000 shares; issued and outstanding 17,181,106 and 17,836,337 shares	172	178
Paid-in-capital	154,417	161,957
Accumulated other comprehensive income (loss)	16,256	(3,027)
Retained earnings	147,087	103,028
Treasury stock; 130,600 and 33,600 shares	(1,848)	(499)
Total Stockholders' Equity	316,084	261,637
Total Liabilities and Stockholders' Equity	$ 393,291	$ 333,035

SCHEDULE II

FIRST MERCURY FINANCIAL CORPORATION

Condensed Financial Information of Registrant
Condensed Statement of Operations
(Dollars in thousands)

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in thousands)		
Revenue			
Income from subsidiaries	$ 43,434	$ 46,696	$ 42,539
Commissions and fees	14,916	4,719	4,025
Net investment income and net realized gains (losses) on investments	710	872	1,377
Total Revenues	59,060	52,287	47,941
Losses and Expenses			
Interest expense	5,278	6,122	4,453
Other expenses	17,913	17,307	10,488
Total Losses and Expenses	23,191	23,429	14,941
Income Before Income Taxes	35,869	28,858	33,000
Income Tax Benefit	8,494	11,983	8,731
Net Income	$ 44,363	$ 40,841	$ 41,731
Other Comprehensive Income			
Equity in other comprehensive income (loss) of consolidated subsidiaries	$ 20,490	$ (3,248)	$ 2,683
Cumulative effect of adoption of ASC 320-10 at April 1, 2009	(999)	-	-
Change in fair value of interest rate swap	(209)	(956)	(612)
Comprehensive Income	$ 63,645	$ 36,637	$ 43,802

SCHEDULE II

FIRST MERCURY FINANCIAL CORPORATION

Condensed Financial Information of Registrant
Condensed Statements of Cash Flows
(Dollars in thousands)

	Year Ended December 31,		
	2009	2008	2007
	(Dollars in Thousands)		
Cash Flows from Operating Activities			
Net Income	$ 44,363	$ 40,841	$ 41,731
Adjustments to reconcile net income to net cash used in operating activities			
Undistributed equity in consolidated subsidiaries	(59,954)	(46,696)	(42,539)
Depreciation and amortization	826	765	482
Stock-based compensation expense	2,935	2,174	1,068
Increase (decrease) in cash resulting from changes in assets and liabilities			
Accrued federal income taxes	(47)	(992)	-
Trust preferred investments, including deferred costs	(179)	(237)	(1,024)
Other	822	(1,550)	(149)
Net Cash Used In Operating Activities	(11,234)	(5,695)	(431)
Cash Flows From Investing Activities			
Investment in subsidiaries	-	-	(15,000)
Cost of short-term investments acquired	(27,686)	(76,656)	(69,721)
Proceeds from disposals of short-term investments	33,018	103,031	54,123
Cost of debt securities acquired	-	(15,267)	-
Proceeds from debt securities	14,511	444	-
Net Cash (Used In) Provided By Investing Activities	19,843	11,552	(30,598)
Cash Flows From Financing Activities			
Issuance of common stock, net of issuance costs	-	-	12,249
Stock issued on stock options exercised	27	927	-
Purchase of common stock	(10,487)	(9,054)	(477)
Payment of shareholder dividend	(1,303)	-	-
Cash retained on excess tax benefits	(21)	1,573	-
Purchase of treasury stock	(1,349)	-	-
Net borrowings under credit facility	4,000	-	-
Issuance of long-term debt	-	-	20,619
Net Cash (Used In) Provided By Financing Activities	(9,133)	(6,554)	32,391
Net Increase (Decrease) In Cash and Cash Equivalents	(524)	(697)	1,362
Cash and Cash Equivalents, beginning of period	1,271	1,968	606
Cash and Cash Equivalents, end of period	$ 747	$ 1,271	$ 1,968

SCHEDULE IV

FIRST MERCURY FINANCIAL CORPORATION

Reinsurance
(Dollars in thousands)

	Direct	Ceded to Other Companies	Assumed from Other Companies	Net	Percent of Amount Assumed to Net
Year ended December 31, 2009	$ 300,866	$ 119,913	$ 43,552	$ 224,505	19.4 %
Year ended December 31, 2008	303,539	101,325	17,737	219,951	8.1 %
Year ended December 31, 2007	258,846	115,929	12,655	155,572	8.1 %

SCHEDULE VI

FIRST MERCURY FINANCIAL CORPORATION

Supplemental Information Concerning Insurance Operations (Dollars in thousands)

	Deferred Policy Acquisition Costs, Net	Unpaid Loss and Loss Adjustment Expenses	Net Unearned Premium	Net Earned Premium	Net Investment Income	Loss and Loss Adjustment Expenses Incurred Related to		Amortization Deferred Policy Acquisition Costs	Other Operating Expenses	Net Premiums Written
						Current Year	Prior Year			
Year ended December 31, 2009	$ 25,654	$ 488,444	$ 89,399	$ 232,002	$ 29,332	$ 154,020	$ (5,671)	$ 54,610	$ 47,099	$ 224,505
Year ended December 31, 2008	27,369	372,721	98,928	193,744	21,633	112,685	(4,845)	41,164	36,393	219,951
Year ended December 31, 2007	14,257	272,365	70,751	169,139	16,295	88,911	(838)	30,706	10,995	155,572

Exhibit 31 (a)

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT

I, Richard H. Smith, certify that:

1. I have reviewed this annual report on Form 10-K of First Mercury Financial Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

March 16, 2010
/s/ Richard H. Smith
Chief Executive Officer

Exhibit 31 (b)

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT

I, John A. Marazza, certify that:

1. I have reviewed this annual report on Form 10-K of First Mercury Financial Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

March 16, 2010
/s/ John A. Marazza
Chief Financial Officer

EXHIBIT 32 (a)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Mercury Financial Corporation (the "Company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard H. Smith, Chief Executive Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Richard H. Smith
Chief Executive Officer
March 16, 2010

EXHIBIT 32 (b)

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of First Mercury Financial Corporation (the "Company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John A. Marazza, Chief Financial Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John A. Marazza
Chief Financial Officer
March 16, 2010

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First Mercury
FINANCIAL CORPORATION

CORPORATE INFORMATION

BOARD OF DIRECTORS

Richard H. Smith
Chairman, President and Chief Executive Officer

Jerome M. Shaw
Chairman Emeritus

George R. Boyer III
Director

Thomas B. Kearney
Director

Louis J. Manetti
Director

Bradley J. Pickard
Director

Hollis W. Rademacher
Director

Steven A. Shapiro
Director

William C. Tyler
Director

EXECUTIVE MANAGEMENT

Richard H. Smith
Chairman, President and Chief Executive Officer

John A. Marazza
Executive Vice President and Chief Financial Officer

E. Edward Camp
Executive Vice President and Chief Underwriting Officer

Terrance A. Fleckenstein
Chief Claims Officer

Annual and 10-K Reports
A copy of our annual report on Form 10-K is included in this document and is available to stockholders without charge. We have filed our Chief Executive Officer and Chief Financial Officer certifications required by section 302 as exhibits to the Form 10-K.

Corporate Headquarters
29110 Inkster Road, Suite 100
Southfield, Michigan 48034
(248) 358-4010

Mailing Address
29110 Inkster Road, Suite 100
Southfield, Michigan 48034
(248) 358-4010

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43070
Providence, Rhode Island 02940-3070
(800) 962-4284

Certified Public Accountants
BDO Seidman, LLP
Troy, Michigan

Stock Listing
First Mercury Financial Corporation's common stock is listed on the New York Stock Exchange under the symbol "FMR."

Investor Relations
Manager–Corporate Financial Reporting
First Mercury Financial Corporation
IR@firstmercury.com

Annual Meeting
May 11, 2010
9:00 a.m.
Corporate Headquarters
29110 Inkster Road, Suite 100
Southfield, Michigan 48034


First Mercury
FINANCIAL CORPORATION

Corporate Headquarters
29110 Inkster Road, Suite 100 • Southfield, MI 48034
248.358.4010 • **www.FirstMercury.com**